File Nos. 333-54466
                                                                     811-03365
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                  [ ]
  Pre-Effective Amendment No. 1                                          [X]
  Post-Effective Amendment No.                                           [ ]

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940          [ ]
  Amendment No. 134                                                      [X]

                      (Check appropriate box or boxes.)

     SECURITY FIRST LIFE SEPARATE ACCOUNT A
     ----------------------------------
     (Exact Name of Registrant)

     SECURITY FIRST LIFE INSURANCE COMPANY
     -----------------------------------------------
     (Name of Depositor)

     11365 West Olympic Boulevard, Los Angeles, California            90064
     ------------------------------------------------------        ----------
     (Address of Depositor's Principal Executive Offices)          (Zip Code)

Depositor's Telephone Number, including Area Code   (310) 312-6100

     Name and Address of Agent for Service
          Richard C. Pearson, President
          Security First Life Insurance Company
          11365 West Olympic Boulevard
          Los Angeles, California 90064
          (310) 312-6100

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O Box 5108
          Westport, CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:

     As soon as practicable after the effective date of this Filing.

Title of Securities Registered:
     Individual Flexible Premium Variable Annuity Contracts

===============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------------
          PART A

Item 1.   Cover Page . . . . . . . . . . . . . .   Cover Page

Item 2.   Definitions  . . . . . . . . . . . . .   Index of Special Terms

Item 3.   Synopsis . . . . . . . . . . . . . . .   Highlights

Item 4.   Condensed Financial Information  . . .   Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies . .   Other Information - MetLife
                                                   Investors USA; The Separate
                                                   Account; Investment
                                                   Options; Appendix A

Item 6.   Deductions and Expenses. . . . . . . .   Expenses

Item 7.   General Description of Variable
          Annuity Contracts. . . . . . . . . . .   The Annuity Contract

Item 8.   Annuity Period . . . . . . . . . . . .   Income Phase

Item 9.   Death Benefit. . . . . . . . . . . . .   Death Benefit

Item 10.  Purchases and Contract Value . . . . .   Purchase

Item 11.  Redemptions. . . . . . . . . . . . . .   Access to Your Money

Item 12.  Taxes. . . . . . . . . . . . . . . . .   Taxes

Item 13.  Legal Proceedings. . . . . . . . . . .   None

Item 14.  Table of Contents of the Statement of
          Additional Information . . . . . . . .   Table of Contents of the
                                                   Statement of Additional
                                                   Information

          CROSS REFERENCE SHEET
          (required by Rule 495)

Item No.                                           Location
--------                                           -----------------------
          PART B

Item 15.  Cover Page . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . .   Table of Contents

Item 17.  General Information and History. . . .   Company

Item 18.  Services . . . . . . . . . . . . . . .   Not Applicable

Item 19.  Purchase of Securities Being Offered .   Not Applicable

Item 20.  Underwriters . . . . . . . . . . . . .   Distribution

Item 21.  Calculation of Performance Data. . . .   Calculation of Performance
                                                   Information

Item 22.  Annuity Payments . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements . . . . . . . . .   Financial Statements

                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.

                                     PART A

                          The Variable Annuity Contract

                                    issued by

                    METLIFE INVESTORS USA SEPARATE ACCOUNT A

                                       and

                     METLIFE INVESTORS USA INSURANCE COMPANY
                (formerly, Security First Life Insurance Company)


This prospectus describes the Variable Annuity Contracts offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us).

The annuity contract has 13 investment choices -- a fixed account which offers an interest rate which is guaranteed by us, and 12 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

MET INVESTORS SERIES TRUST (Class B):

                  Janus  Aggressive  Growth Portfolio
                  Lord Abbett Bond Debenture Portfolio
                  Lord Abbett Growth and Income  Portfolio
                  MFS Mid-Cap Growth Portfolio
                  MFS  Research   International   Portfolio
                  Oppenheimer Capital Appreciation Portfolio
                  Met/Putnam Research Portfolio
                  PIMCO Total  Return  Portfolio
                  PIMCO Money  Market Portfolio
                  PIMCO Innovation Portfolio

NEW ENGLAND ZENITH FUND:

                  Davis Venture Value Series (Class E)
                  Harris Oakmark Mid-Cap Value Series (Class B)


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity Contract.

To learn more about the MetLife Investors USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated _________. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of the prospectus. The SEC maintains a Web
site(http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page __ of this prospectus. For a free copy of the SAI, call us at (800) 848-3854 or write us at: 610 Newport Center Drive, Suite 1400, Newport Beach, CA 92660.

The Contracts:

        o         are not bank deposits
        o         are not federally insured
        o         are not endorsed by any bank or government agency
        o         are not guaranteed and may be subject to loss of principal

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

_________, 2001


TABLE OF CONTENTS

INDEX OF SPECIAL TERMS
HIGHLIGHTS
FEE TABLE
1. THE ANNUITY CONTRACT
2. PURCHASE
     Purchase Payments
     Allocation of Purchase Payments
     Purchase Payment Credit
     Free Look
     Accumulation Units
     Account Value
3. INVESTMENT OPTIONS
     Transfers
     Dollar Cost Averaging Programs
     Automatic Rebalancing Program
     Approved Asset Allocation Programs
     Voting Rights
     Substitution
4. EXPENSES
     Product Charges
     Account Fee
     Withdrawal Charge
     Premium Taxes
     Transfer Fee
     Income Taxes
     Investment Portfolio Expenses

5. ANNUITY PAYMENTS (THE INCOME PHASE)
     Annuity Date
     Annuity Payments
     Annuity Options
     Guaranteed Minimum Income Benefit - Living Benefit
6. TAXES
     Annuity Contracts in General
     Qualified and Non-Qualified Contracts
     Withdrawals - Non-Qualified Contracts
     Withdrawals - Qualified Contracts
     Withdrawals - Tax-Sheltered Annuities
     Death Benefits
     Diversification
7. ACCESS TO YOUR MONEY
     Systematic Withdrawal Program
     Suspension of Payments or Transfers
8. PERFORMANCE
9. DEATH BENEFIT
     Upon Your Death
     General Death Benefit Provisions
     Death of Annuitant
10. OTHER INFORMATION
     MetLife Investors USA
     The Separate Account
     Distributor
     Ownership
     Beneficiary
     Assignment
     Financial Statements

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A
Participating Investment Portfolios

APPENDIX B
Performance Information

APPENDIX C
EDCA Example with Multiple Purchase Payments


                             INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

Account Value
Accumulation Phase
Accumulation Unit
Annuitant
Annuity Date
Annuity Options
Annuity Payments
Annuity Unit
Beneficiary
Fixed Account
Income Base
Income Phase
Investment Portfolios
Joint Owner
Non-Qualified
Owner
Purchase Payment
Qualified
Tax Deferral

                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract you have a choice of death benefits and guaranteed income options. You can also select the guaranteed minimum income benefit ("Living Benefit").

MetLife Investors USA adds a Purchase Payment Credit to your contract each time you make a purchase payment prior to the contract anniversary immediately preceding your 81st birthday. The amount of the credit is 4% (an additional 1% credit is added if your total purchase payments equal $1 million or more). The expenses for a contract with a Purchase Payment Credit may be higher than expenses for a contract without a credit. The amount of the Purchase Payment Credit may be more than offset by the fees and charges associated with the credit. A portion of certain charges (the mortality and expense charge and the withdrawal charge) assessed under the contract is used to fund the credit.

The contract, as in all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to %. The income phase occurs when you begin receiving regular annuity payments from your contract.

You can choose to receive annuity payments on a variable basis, a fixed basis, or a combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolios you select for the income phase. If you choose fixed payments, the amount of the fixed annuity payments are level for the income phase.

Free Look. If you cancel the contract within 10 days after receiving it (or whatever period is required in your state), we will cancel the contract without deducting a withdrawal charge. We will return the account value less the adjusted Purchase Payment Credit. The adjusted Purchase Payment Credit is equal to the lesser of: (1) the portion of the account value that is attributable to the Purchase Payment Credit; or (2) the total of Purchase Payment Credit(s). This means that you receive any investment gain on the Purchase Payment Credit(s) and MetLife Investors USA bears any loss. We will return your payment if required by law.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract. If you take money out during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment.

Inquiries.  If you need more information, please contact us at:

                         MetLife Investors Distribution Company
                             610 Newport Center Drive, Suite 1400
                                 Newport Beach, CA 92660
                                     (800) 848-3854

                 METLIFE INVESTORS USA SEPARATE ACCOUNT A FEE TABLE

The purpose of the Fee Table is to show you the various expenses you will incur directly or indirectly with the contract. The Fee Table reflects expenses of the Separate Account as well as of the investment portfolios. The annual expenses of the investment portfolios and the examples are based on data provided by the respective underlying fund companies. We have not independently verified such data.

Owner Transaction Expenses

Withdrawal Charge (see Note 1 on page ____)
(as a percentage of purchase payments)

Number of Complete Years
from Receipt of Purchase Payment                              % Charge
--------------------------------                              --------
0                                                             8
1                                                             8
2                                                             8
3                                                             7
4                                                             6
5                                                             5
6                                                             4
7                                                             3
8                                                             2
9 and thereafter                                              0


Transfer Fee
         No charge for first 12 transfers in a contract year; thereafter, the fee is $25 per transfer. (MetLife Investors USA is currently waiving the transfer fee but reserves the right to charge it in the future.)

Account Fee (see Note 2 on page __)
         $30 per  contract  per year if account  value is less than  $50,000

Living Benefit Rider Charge (If you select the Living Benefit rider):

     (See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income
      Benefit" for a definition of Income Base)

         .35% of Income Base

Separate Account Annual Expenses (referred to as Separate Account Product Charges) (as a percentage of average account value in separate account)

Mortality and Expense Charge                                  1.30%
Administration Charge                                          .25%
                                                              ------
Total Separate Account Annual Expenses                        1.55%

Death Benefit Rider Charge (If you select other death benefit riders):
(as a percentage of average account value in separate account)

Annual Step-Up Death Benefit                                     .10%
Compounded-Plus Death Benefit                                    .25%
Additional Death Benefit-Earnings Preservation Benefit           .25%

Investment Portfolio Expenses
(as a percentage of the average daily net assets of an investment portfolio)

                                                                                          Other         Total Annual
                                                         Management                      Expenses        Portfolio
                                                           Fees                           (after         Expenses
                                                          (after                          expense        (after
                                                           fee                          reimburse-        expense
                                                          waiver                        ment for        reimbursement
                                                         for certain       12b-1          certain        for certain
                                                         Portfolios         Fees         Portfolios)      Portfolios)
----------------------------------------------------  ---------------- -------------- ---------------  ---------------

MET INVESTORS SERIES TRUST (Class B)(1)

         Janus Aggressive Growth Portfolio              .62%            .25%            .23%            1.10%

         Lord Abbett Bond Debenture Portfolio           .60%            .25%            .10%             .95%

         Lord Abbett Growth and Income Portfolio        .59%            .25%            .05%             .89%

         MFS Mid-Cap Growth Portfolio                   .62%            .25%            .18%            1.05%

         MFS Research International Portfolio            71%            .25%            .29%            1.25%

         Oppenheimer Capital Appreciation Portfolio     .40%            .25%            .35%            1.00%

         Met/Putnam Research Portfolio                   .62%           .25%            .23%            1.10%

         PIMCO Total Return Portfolio                    .41%           .25%            .24%             .90%

         PIMCO Money Market Portfolio                    .0%            .25%            .50%             .75%

         PIMCO Innovation Portfolio                      .69%           .25%            .41%             1.35%


NEW ENGLAND ZENITH FUND
         Davis Venture Value Series (Class E)            .75%           .15%            .04%              .94%

         Harris Oakmark Mid-Cap Value Series (Class B)   .75%           .25%            .15% (2)         1.15%


(1) Met Investors Advisory Corp. ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least one year from commencement of operations (February 12,
     2001), the total annual portfolio expenses of certain Portfolios will not exceed, in any year in which the Agreement is in effect, the following percentages (excluding 12b-1 fees): .70% for the Lord Abbett Bond Debenture Portfolio, .65% for the Lord Abbett Growth and Income and PIMCO Total Return Portfolios, .85% for the Met/Putnam Research and the Janus Aggressive Growth Portfolios, .75% for the Oppenheimer Capital Appreciation Portfolio, .50% for the PIMCO Money Market Portfolio, 1.10% for the PIMCO Innovation Portfolio, .80% for the MFS Mid-Cap Growth Portfolio and 1.00% for the MFS Research International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

     The amounts shown above under "Other Expenses" are an estimate of what the expenses will be, for the period ending December 31, 2001, after expense reimbursement. Absent these expense reimbursement arrangements (and including 12b-1 fees), the total annual portfolio expenses for the year ending December 31, 2001 are estimated to be: 1.28% for the Met/Putnam Research Portfolio, 1.28% for the Janus Aggressive Growth Portfolio, 1.25% for the Oppenheimer Capital Appreciation Portfolio, 1.21% for the PIMCO Money Market Portfolio, 1.71% for the PIMCO Innovation Portfolio, 1.08% for the MFS Mid-Cap Growth Portfolio, 1.34% for the MFS Research International Portfolio and .99% for the PIMCO Total Return Portfolio.

(2) These expenses are currently capped at .15% through May 1, 2002. Absent this expense cap, other expenses for the year ended December 31, 2000 were .21%.


Explanation of Fee Table

1. After we have had a purchase payment for 9 years, there is no charge by us for a withdrawal of that purchase payment. You may also have to pay income tax and a tax penalty on any money you take out. After the first year, each year you can take up to 10% of your total purchase payments, less the total free withdrawal amount you previously took out in the same contract year without a charge by us. Earnings may be withdrawn at any time without the imposition of the charge.

2. During the accumulation phase, we will not charge the account fee if the value of your contract is $50,000 or more, although, if you make a complete withdrawal, we will charge the account fee.

3. Premium taxes are not reflected. Premium taxes may apply depending on the state where you live.


Examples

     o The examples should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

     o For purposes of the examples, the assumed average contract size is $30,000.

     o The examples assume that applicable fee waivers and/or reimbursements for the portfolios will continue for the periods shown.

     o Chart 1 below assumes that you do not select other death benefit riders or the Living Benefit rider, which is the least expensive way to purchase the contract. In this example, the Separate Account Product Charges equal 1.55%, on an annual basis.

     o Chart 2 assumes you select the Compounded-Plus death benefit, the Additional Death Benefit - Earnings Preservation Benefit, plus the Living Benefit rider, which is the most expensive way to purchase the contract. In this example, the Separate Account Product Charges equal 2.05%, on an annual basis.

You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets: (a) if you surrender the contract at the end of each time period; (b) if you do not surrender the contract or if you apply the account value to an annuity option.

CHART 1

                                                                                Time Periods

                                                           1 Year           3 years          5 years        10 years
------------------------------------------------------- ------------- ------------------- -------------- ---------------

Met Investors Series Trust (Class B)
         Janus Aggressive Growth                          a)$107.80      a)$159.35            a)$203.42       a)$316.37
                                                          b)$ 27.80      b)$ 87.35            b)$149.42       b)$316.37
         Lord Abbett Bond Debenture                       a)$106.30      a)$154.76            a)$195.77       a)$301.30
                                                          b)$ 26.30      b)$ 82.76            b)$141.77       b)$301.30
         Lord Abbett Growth and Income                    a)$105.70      a)$152.92            a)$192.70       a)$295.20
                                                          b)$ 25.70      b)$ 80.92            b)$138.70       b)$295.20
         MFS Mid-Cap Growth                               a)$107.30      a)$157.82            a)$200.88       a)$311.38
                                                          b)$ 27.30      b)$ 85.82            b)$146.88       b)$311.38
         MFS Research International                       a)$109.29      a)$163.92            a)$211.01       a)$331.20
                                                          b)$ 29.29      b)$ 91.92            b)$157.01       b)$331.20
         Oppenheimer Capital Appreciation                 a)$106.80      a)$156.29            a)$198.33       a)$306.35
                                                          b)$ 26.80      b)$ 84.29            b)$144.33       b)$306.35
         Met/Putnam Research                              a)$107.80      a)$159.35            a)$203.42       a)$316.37
                                                          b)$ 27.80      b)$ 87.35            b)$149.42       b)$316.37
         PIMCO Total Return                               a)$105.80      a)$153.22            a)$193.21       a)$296.22
                                                          b)$ 25.80      b)$ 81.22            b)$139.21       b)$296.22
         PIMCO Money Market                               a)$104.30      a)$148.60            a)$185.48       a)$280.81
                                                          b)$ 24.30      b)$ 76.60            b)$131.48       b)$280.81
         PIMCO Innovation                                 a)$110.29      a)$166.96            a)$216.04       a)$340.95
                                                          b)$ 30.29      b)$ 94.96            b)$162.04       b)$340.95

New England Zenith Fund:
         Davis Venture Value (Class E)                    a)$106.20      a)$154.45            a)$195.26       a)$300.29
                                                          b)$ 26.20      b)$ 82.45            b)$141.26       b)$300.29

         Harris Oakmark Mid Cap Value (Class B)           a)$108.30      a)$160.88            a)$205.96       a)$321.34
                                                          b)$ 28.30      b)$ 88.88            b)$151.96       b)$321.34


CHART 2
                                                                                Time Periods

                                                           1 Year           3 years          5 years        10 years
------------------------------------------------------- ------------- ------------------- -------------- ---------------
Met Investors Series Trust (Class B)
         Janus Aggressive Growth                          a)$116.24      a)$184.97            a)$245.65       a)$397.24
                                                          b)$ 36.24      b)$112.97            b)$191.65       b)$397.24
         Lord Abbett Bond Debenture                       a)$114.76      a)$180.50            a)$238.34       a)$383.51
                                                          b)$ 34.76      b)$108.50            b)$184.34       b)$383.51
         Lord Abbett Growth and Income                    a)$114.16      a)$178.71            a)$235.39       a)$377.96
                                                          b)$ 34.16      b)$106.71            b)$181.39       b)$377.96
         MFS Mid-Cap Growth                               a)$115.75      a)$183.48            a)$243.22       a)$392.69
                                                          b)$ 35.75      b)$111.48            b)$189.22       b)$392.69
         MFS Research International                       a)$117.72      a)$189.42            a)$252.91       a)$410.73
                                                          b)$ 37.72      b)$117.42            b)$198.91       b)$410.73
         Oppenheimer Capital Appreciation                 a)$115.25      a)$181.99            a)$240.78       a)$388.11
                                                          b)$ 35.25      b)$109.99            b)$186.78       b)$388.11
         Met/Putnam Research                              a)$116.24      a)$184.97            a)$245.65       a)$397.24
                                                          b)$ 36.24      b)$112.97            b)$191.65       b)$397.24
         PIMCO Total Return                               a)$114.26      a)$179.01            a)$235.88       a)$378.89
                                                          b)$ 34.26      b)$107.01            b)$181.88       b)$378.89
         PIMCO Money Market                               a)$112.77      a)$174.50            a)$228.49       a)$364.85
                                                          b)$ 32.77      b)$102.50            b)$174.49       b)$364.85
         PIMCO Innovation                                 a)$118.71      a)$192.38            a)$257.72       a)$419.61
                                                          b)$ 38.71      b)$120.38            b)$203.72       b)$419.61
New England Zenith Fund:
         Davis Venture Value (Class E)                    a)$114.66      a)$180.20            a)$237.85       a)$382.59
                                                          b)$ 34.66      b)$108.20            b)$183.85       b)$382.59

         Harris Oakmark Mid Cap Value (Class B)           a)$116.74      a)$186.46            a)$248.08       a)$401.76
                                                          b)$ 36.74      b)$114.46            b)$194.08       b)$401.76

1.  THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.

An annuity is a contract between you, the owner, and an insurance company (in this case us), where the insurance company promises to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract switches to the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolios you select for the income phase.

In most states, the contract also contains a fixed account (contact your registered representative regarding your state). The Fixed Account provisions are provided by a rider to your contract and such rider is not intended to be offered by the Prospectus. The fixed account offers an interest rate that is guaranteed by us. We guarantee that the interest rate credited to the fixed account will not be less than 3% per year (or higher if mandated by the state in which the contract is issued). If you select the fixed account, your money will be placed with our other general assets. If you select the fixed account, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The amount of the annuity payments you receive during the income phase from the fixed account portion of the contract will remain level for the entire income phase, unless you make a transfer from the Separate Account to the General Account. Please see the terms of your actual contract for more information.

As owner of the contract, you exercise all interest and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned by joint owners (limited to two natural persons). We have described more information on this under "Other Information."

2.  PURCHASE

Purchase Payments

A purchase payment is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. We reserve the right to reject any purchase payment. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $10,000.

o The maximum we accept is a total of $1 million without our prior approval.

o You can make additional purchase payments of $500 or more.

We may terminate your contract by paying you the account value, in one sum if prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000, and the account value on or after the end of such two year period is less than $2,000.

Allocation of Purchase Payments

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. Each allocation must be at least $500 and must be in whole numbers. We have reserved the right to restrict payments to the fixed account if either of the following conditions exist:

     o the credited interest rate on the fixed account is equal to the guaranteed minimum (currently, 3%); or

     o your contract value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit).

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing or calling us. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner. Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit these amounts to your contract within one business day. Our business day closes at the close of normal trading on the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

Purchase Payment Credit

Each time you make a purchase payment prior to the contract anniversary immediately preceding your 81st birthday, MetLife Investors USA will credit an additional amount (Purchase Payment Credit) to your contract. The Purchase Payment Credit is equal to 4%. For contracts with purchase payments of $1,000,000 or more, the amount of the credit increases to 5%. The additional 1% credit will not be applied retroactively (which means that the additional 1% credit will only be applied to payments that bring your total purchase payments to the $1 million level and all subsequent payments).

If you exercise the free-look provision, MetLife Investors USA will take back the Purchase Payment Credit(s) as described below.

Each Purchase Payment Credit will be allocated to the contract in the same proportion as the applicable purchase payment. All Purchase Payment Credits are treated as earnings under the contract. If joint owners are named, the age of the oldest owner will apply. If a non-natural person owns the contract, then the annuitant's age will apply.

Free Look

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or, the period required in your state). When you cancel the contract within this time period, we will not assess a withdrawal charge. We will return the account value less the adjusted Purchase Payment Credit. The adjusted Purchase Payment Credit is equal to the lesser of: (1) the portion of the account value that is attributable to the Purchase Payment Credit, or (2) the total of Purchase Payment Credit(s). This means that you receive any investment gain on the Purchase Payment Credits(s) and MetLife Investors USA bears any loss. If you have purchased the contract as an IRA, or in certain states, we are required to give you back your purchase payment (or such other required amount) if you decide to cancel your contract within 10 days after receiving it (or whatever period is required).

Accumulation Units

The value of the variable annuity portion of your contract will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of the value of your contract, we use a unit of measure we call an accumulation unit. (An accumulation unit works like a share of a mutual fund.) During the income phase of the contract we call the unit an annuity unit.

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

     1) dividing the value of a portfolio at the end of the current business day by the value of a portfolio for the previous business day, and

     2) multiplying it by one minus the daily amount of the separate account product charges (including any death benefit rider charges) and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day and then credit your contract.

Example: On Monday we receive an additional purchase payment of $5,000 from you. We add an additional $200 to your contract as a Purchase Payment Credit. You have told us you want this to go to the Lord Abbett Bond Debenture Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Bond Debenture Portfolio is $12.50. We then divide $5,200 by $12.50 and credit your contract on Monday night with 416 accumulation units for the Lord Abbett Bond Debenture Portfolio.

Account Value

Account value is equal to the sum of your interests in the investment portfolios and the fixed account.

3.  INVESTMENT OPTIONS

The contract offers 12 investment portfolios which are listed below. Additional investment portfolios may be available in the future.

You should read the prospectuses for these funds carefully. Copies of these prospectuses will accompany or precede the delivery of your contract. You can obtain copies of the fund prospectuses by calling or writing to us at: MetLife Investors USA Insurance Company, Policy Service Center, P.O. Box 10366, Des Moines, Iowa, 50306-0366, (800) 343-8496. Certain portfolios contained in the fund prospectuses may not be available with your contract. (See Appendix A which contains a summary of investment objectives and strategies for each investment portfolio.)

The investment objectives and policies of certain of the investment portfolios are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers.

A fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a fund with a small asset base. A fund may not experience similar performance as its assets grow.

Shares of the investment portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain investment portfolios may also be sold directly to qualified plans. The funds believe that offering their shares in this manner will not be disadvantageous to you.

MetLife  Investors  USA may enter into  certain  arrangements  under which it is
reimbursed  by  the  investment   portfolios'   advisers,   distributors  and/or
affiliates for the administrative services which it provides to the portfolios.

MET INVESTORS SERIES TRUST

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory Corp. is the investment manager of Met Investors Series Trust. The following Class B portfolios are available under the contract:

         o   Janus Aggressive Growth Portfolio
         o   Lord Abbett Bond Debenture Portfolio
         o   Lord Abbett Growth and Income Portfolio
         o   MFS Research International Portfolio
         o   MFS Mid-Cap Growth Portfolio
         o   Oppenheimer Capital Appreciation Portfolio
         o   PIMCO Innovation Portfolio
         o   PIMCO Total Return Portfolio
         o   PIMCO Money Market Portfolio
         o   Met/Putnam Research Portfolio

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. New England Investment Management, Inc. ("NEIM") is the investment adviser. NEIM has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

           o Davis Venture Value Series (Class E)
           o Harris Oakmark Mid-Cap Value Series (Class B)

Transfers

You can transfer money among the fixed account and the investment portfolios.

The contract provides that you can make 12 transfers every year. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers during the accumulation phase but reserve the right to limit this in the future. The contract also provides that you can make 12 transfers each year without charge. We are not currently charging a transfer fee but we reserve the right to charge such a fee in the future. If such a charge were to be imposed it would be $25 for each transfer over 12. You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. The following apply to any transfer:

     o    Your  request  for  transfer  must  clearly  state  which   investment
          portfolio(s) or the fixed account are involved in the transfer.

     o Your request for transfer must clearly state how much the transfer is for.

     o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre- scheduled transfer programs).

     o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.

     o During the accumulation phase, your right to make transfers is subject to limitations or modification by us if we determine, in our sole opinion, that the exercise of the right by one or more owners with interests in the investment portfolio is, or would be to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right that is considered by us to be to the disadvantage of other owners. We will notify you in advance of any restrictions on transfers by written notice. A limitation or modification could be applied to transfers to, or from, one or more of the investment portfolios and could include, but is not limited to:

     >    the requirement of a minimum time period between each transfer;

     > not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner;


     > limiting the dollar amount that may be transferred between the investment portfolios by an owner at any one time;

     > requiring that a written transfer request be provided to us, signed by an owner;

     o During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

     o For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if either of the following conditions exist:

     > the credited interest rate is equal to the guaranteed minimum (currently 3%); or

     > your contract value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit).

     o During the accumulation phase, no transfers to the fixed account are allowed for 180 days after the date of a transfer out of the fixed account.

     o During the income phase, you cannot make transfers from the fixed account to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to the fixed account and among the investment portfolios.

Telephone Transfers. You and/or your registered representative on your behalf, can make transfers by telephone. Telephone transfers will be automatically permitted unless you tell us otherwise. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. We may tape record telephone instructions.

Pre-Scheduled Transfer Program. There are certain programs that involve transfers that we have pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Months Market Entry, Automatic Rebalancing and Recognized Asset Allocation Programs.

Dollar Cost Averaging Programs

We offer two dollar cost averaging programs described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one Dollar Cost Averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.       Standard Dollar Cost Averaging (DCA)

         This program is for new purchase payments only and allows you to systematically transfer a set amount each month from the fixed account or from any investment portfolio to any of the other investment portfolio(s). These transfers are made on a date you select or, if you do not select a date, on the date that purchase payments (including Purchase Payment Credits applied to your contract) are allocated to the dollar cost averaging program. You can terminate the program at any time, at which point transfers under the program will stop.

2.       Enhanced Dollar Cost Averaging Program (EDCA)

         The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account to any investment portfolio(s). The transfer amount will be equal to the amount allocated in the EDCA account divided by the number of DCA months. For example, a $12,000 allocation to a 6-month DCA will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

         You can make subsequent purchase payments while you have an active EDCA account in effect. Subsequent purchase payments may be allocated by you to your existing EDCA account. When this happens we create
        "buckets"  within your EDCA account.

         oThe EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

         oEach allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

         oAllocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in-first out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 to $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted. (See Appendix C for further examples of EDCA with multiple purchase payments.)

         The interest rate earned in an EDCA account will be the 3%, plus any additional interest which we may declare from time to time.

         The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month.

         If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

         If you decide you no longer want to participate in the program, all money remaining in your Enhanced DCA account will be transferred to the PIMCO Money Market Portfolio, unless you specify otherwise.


Three Month Market Entry Program

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

Automatic Rebalancing Program

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually. We will measure these periods from the anniversary of the date we issued your contract. If a Dollar Cost Averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current EDCA or DCA allocations. If you are not participating in a Dollar Cost Averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.

Example:
         Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Janus Aggressive Growth Portfolio. Over the next 2-1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Janus Aggressive Growth Portfolio to increase those holdings to 60%.

Recognized Asset Allocation Programs

We recognize the value to certain owners of having available, on a continuous basis, advice for the allocation of your money among the investment options available under the contracts. Certain providers of these types of services have agreed to provide such services to owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules. Recognized asset allocation programs are only available during the accumulation phase. Currently, we do not charge for participating in a recognized asset allocation program.

Even though we permit the use of recognizing asset allocation programs, the contract was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the investment portfolios, and when we become aware of such disruptive practices, we may impose restrictions on transfers pursuant to the terms of the contract.

If you participate in an Recognized Asset Allocation Program, the transfers made under the program are not taken into account in determining any transfer fee.

Voting Rights

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

Substitution

We may apply to the Securities and Exchange Commission for permission to substitute one or more of the investment portfolios you have selected with another portfolio. We would not do this without the prior approval of the Securities and Exchange Commission. We will give you notice of our intent to do this and confirmation of unit activity after it occurs.

4.   EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

Product Charges

Separate Account Product Charges

Each day, we make a deduction for our separate account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

Mortality and Expense Charge. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.30% of the average daily net asset value of each investment portfolio, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, certain death benefits, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. The mortality and expense charge cannot be increased. We may use any profits we make from this charge to pay for the costs of distributing the contract.

Administration Charge. This charge is equal, on an annual basis, to .25% of the daily value of the contract invested in an investment portfolio, after fund expenses have been deducted. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: preparation of the contract, confirmations, annual reports and statements, maintenance of contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

Death Benefit Rider Charges. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                                       .10%
      Compounded-Plus Death Benefit                                      .25%
      Additional Death Benefit - Earnings Preservation Benefit           .25%

Account Fee

During the accumulation phase, every contract year on your contract anniversary which is the date when your contract was issued, we will deduct $30 from your contract as an account fee if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the account value. During the accumulation phase, the account fee is deducted pro-rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value if the annuity date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.


GMIB - Living Benefit Rider Charge

We offer a Guaranteed Minimum Income Benefit - Living Benefit rider which you can select when you purchase the contract. If you select the Living Benefit rider, we will assess a charge during the accumulation phase equal to .35% of the income base (see Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit - Living Benefit Rider for a discussion of how the income base is determined) at the time the rider charge is assessed. The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro-rata portion of the rider charge will be assessed. The Living Benefit rider charge is deducted pro-rata from each investment portfolio and the fixed account in the ratio each account bears to your total account value.


Withdrawal Charge

During the accumulation phase, you can make withdrawals from your contract. Once a contract year after the first contract year, you can withdraw up to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year, and no withdrawal charge will be assessed (free withdrawal amount).

A withdrawal charge is assessed against purchase payments withdrawn in excess of the free withdrawal amount. After we have had a purchase payment for 9 years, there is no charge when you withdraw that purchase payment. We do not assess a withdrawal charge on earnings withdrawn from the contract. Earnings are defined as the value in your contract minus remaining purchase payments. The withdrawal charge is calculated at the time of each withdrawal. We keep track of each purchase payment from the date of its receipt. Amounts will be withdrawn from your contract in the following order:

     o Earnings in the contract (earnings are equal to your account value, less purchase payments not withdrawn). Purchase Payment Credits are treated as earnings under the contract; and then

     o    The free withdrawal amount described above, if any; then

     o Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

Withdrawal charges are determined in accordance with the following:
                                                              % Charge
Number of Complete Years                                    (of Purchase
from Receipt of Purchase Payment                              Payment)
--------------------------------                              --------
0                                                             8
1                                                             8
2                                                             8
3                                                             7
4                                                             6
5                                                             5
6                                                             4
7                                                             3
8                                                             2
9 and thereafter                                              0

When the withdrawal is for only part of the value of your contract, the withdrawal charge is deducted from the remaining account value, if sufficient, or from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract.

NOTE: For tax purposes, earnings are considered to come out first.

Nursing Home or Hospital Confinement Waiver

We will not impose a withdrawal charge if, after you have owned the contract for one year, you, or your joint owner, becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes under a doctor's care. The confinement must


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begin  after the  first  contract  anniversary  and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional purchase payments once this waiver is used. This is called the Nursing Home or Hospital Confinement Waiver.

Terminal Illness Waiver

After the first contract anniversary, we will waive the withdrawal charge if you, or your joint owner, are terminally ill and not expected to live more than 12 months; you were not diagnosed with the terminal illness on the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional purchase payments once this waiver is used. This is called the Terminal Illness Waiver.

Premium Taxes

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, others are due when annuity payments begin. It is our current practice to not charge anyone for these taxes until annuity payments begin. We may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

Transfer Fee

We currently allow unlimited transfers without charge during the accumulation period. However, we have reserved the right to limit the number of transfers to 12 free transfers per year and to charge a transfer fee of $25 for transfers greater than 12 in any year. We are currently waiving the transfer fee but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

Income Taxes

We will deduct from the contract for any income taxes which it incurs because of the contract. At the present time, we are not making any such deductions.

Investment Portfolio Expenses

There are deductions from and expenses paid out of the assets of the various investment portfolios, which are described in the fee table in this prospectus and the fund prospectuses. These deductions and expenses are not charges under the terms of the contract but are represented in the share values of the investment options.

5.   ANNUITY PAYMENTS (THE INCOME PHASE)

Annuity Date

Under the contract you can receive regular income payments (referred to as annuity payments). You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday (this requirement may be changed by us).

We ask you to choose your annuity date when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. Unless you choose an annuity date, it will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued.

Annuity Payments

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will come from the:

        o         fixed account,
        o         the available investment portfolio(s), or
        o         a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

If you choose to have any portion of your annuity payments come from the investment portfolio(s), the dollar amount of your payment will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) on the annuity date,

2) the assumed investment rate (you select) used in the annuity table for the contract, and

3)   the performance of the investment portfolios you selected.

At the time you purchase the contract,  you select the assumed investment return
(AIR), which must be acceptable to us. You can change the AIR with 30 days notice to us prior to annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your annuity payments will decrease.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

Annuity Options

You can choose among income plans. We call those annuity options. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us. If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

Option 1. Life Annuity. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death.

Option 2. Life Annuity With 10 Years of Annuity Payments Guaranteed. Under this option, we will make annuity payments so long as the annuitant is alive. However, if, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

Option 3. Joint and Last Survivor Annuity. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

Option 4. Joint and Last Survivor Annuity with 10 Years of Annuity Payments Guaranteed. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. However, if, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period.

If you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our annuity service office) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

Guaranteed Minimum Income Benefit - Living Benefit

At the time you buy the contract, you can elect the guaranteed minimum income benefit (Living Benefit) rider. This benefit may not be available in your state.

The Living Benefit guarantees you a minimum (floor) of fixed income once you begin to receive annuity payments. This floor of fixed income results from annuitizing the Living Income Base (described below) at the Living Benefit annuity purchase rates. You always retain the right to receive annuity payments at any time under the terms of the base annuity contract at the current rates. Upon the exercise of the Living Benefit, your annuity payments will be the greater of:


     o the annuity payment determined by applying the amount of the Income Base to the Guaranteed Minimum Income Benefit annuity table as described in the guaranteed minimum income benefit (Living Benefit)rider; or

     o the annuity payment determined by applying the adjusted account values to the then current fixed annuity option table found in your contract (for the same annuity option).

When you elect to receive annuity payments under the Living Benefit, you have your choice of two annuity options:

     o a life annuity with a ten year period certain (certain period shortens for ages 80 and above); or

     o    a joint survivor life annuity with a 10 year period certain.

You can only elect the Living Benefit when you purchase the contract and you are under age 75.

Example of Living Benefit:

                           For a male age 55 with an initial purchase payment of $100,000 and no subsequent purchase payments or partial withdrawals, the following minimum (floor) of fixed income is guaranteed under the Living Benefit for various ages at which annuity payments begin:

  Issue Age:               Age when payments begin       Minimum Monthly Annuity
                                                              Payments

      55                              65                               $788
                                      70                             $1,187
                                      75                             $1,812

                           The example does not show the impact of the Highest Anniversary Value (see below) and it also does not reflect the impact of any applicable premium taxes.

Exercising the Living Benefit:

     o You may only elect an annuity date that is within 30 days after any contract anniversary beginning with the 10th contract anniversary.

     o You must elect an annuity date on or before the 30th day following the contract anniversary immediately after your 85th birthday.

Terminating the Living Benefit Rider:

The Living Benefit rider will terminate upon the earliest of:

     o The date you elect to receive annuity payments either under the Living Benefit rider or the contract;

     o The 30th day following the contract anniversary immediately after your 85th birthday;

     o    The date you make a complete withdrawal of your account value;

     o Death of the owner (unless the spouse is the beneficiary and elects to continue the contract),or death of the annuitant if a non-natural person owns the contract; or

     o Change of the owner, for any reason.

When the Living Benefit rider terminates, the corresponding Living Benefit rider charge terminates.

Income Base

The income base is the greater of (a) or (b) minus (c) below:

     (a) On the Issue Date, the Highest Anniversary Value is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

          On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

     (b)  Annual Increase Amount:  On the issue date, the annual increase amount
          is equal to your initial purchase  payment.  Thereafter,  the   annual
          increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

         (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to (1) or (2) as defined below:

                           (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

                           (2) If total partial withdrawals in a contract year are 6% or less of the annual increase amount on the previous contract anniversary, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total partial withdrawals in that contract year. These withdrawal
                                    adjustments   will  replace  the  withdrawal
                                    adjustments defined in (1) above and will be treated as though the corresponding partial withdrawals occurred at the end of that contract year.

     (c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the Living Benefit Payment and charges for the Living Benefit rider.

While the Living Benefit rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then the annuitant will be deemed to be the owner in determining the income base and Living Benefit payment. If joint owners are named, the age of the oldest will be used to determine the income base.

The election of the Living Benefit may or may or may not satisfy the minimum distribution requirements. You should contact your own tax adviser about your circumstances.

6.   TAXES

NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in the Statement of Additional Information.

Annuity Contracts in General

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code of 1986 (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract--qualified or non-qualified (see the following sections).

You, as the owner, will not be taxed on increases in the value of your contract until a distribution occurs either as a withdrawal or as annuity payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply. A portion of each annuity payment is treated as a partial return of your purchase payments and will not be taxed. The remaining portion of the annuity payment will be treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includable in income. All Purchase Payment Credits are treated as earnings under the contract.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

Qualified and Non-Qualified Contracts

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 plans.

A qualified contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. Loans will not be available under the contract. You should consult your tax adviser regarding these features and benefits prior to purchasing a qualified contract.

Withdrawals - Non-Qualified Contracts

If you make a withdrawal from your non-qualified contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are included in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Certain withdrawals are not subject to the penalty. They include any amounts:

         (1) paid on or after the taxpayer reaches age 59 1/2;
         (2) paid after you die;
         (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);
         (4) paid in a series of substantially  equal payments made annually (or
             more   frequently)   for  life  or  a  period  not  exceeding  life
             expectancy;
         (5) paid under an immediate annuity; or
         (6) which come from purchase payments made prior to August 14, 1982.

Withdrawals - Qualified Contracts

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax purchase payments to the after-tax purchase payments in your contract.

If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includable in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Certain withdrawals are not subject to the penalty. They include any amounts:

         (1)   paid on or after you reach age 59 1/2;
         (2)   paid after you die;
         (3) paid if you become totally disabled (as that term is defined in the Code);
         (4) paid to you after leaving your employment in a series of substantially equal periodic payments made annually (or more frequently) under a lifetime annuity;
         (5) paid to you after you have attained age 55 and you have left your employment;
         (6) paid for certain allowable medical expenses (as defined in the Code);
         (7)   paid pursuant to a qualified  domestic relations order;
         (8)   paid on account of an IRS levy upon the qualified contract;
         (9)   paid from an IRA for medical  insurance (as defined in the Code);
        (10)   paid from an IRA for qualified higher education  expenses;  or
        (11) paid from an IRA for up to $10,000 for qualified first-time home buyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have provided a more complete discussion in the Statement of Additional Information.

Withdrawals - Tax-Sheltered Annuities

The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement by owners from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

         (1) reaches age 59 1/2;
         (2) leaves his/her job;
         (3) dies;
         (4) becomes  disabled (as that term is defined in the Code);  or
         (5) in the case of hardship.

However, in the case of hardship, the owner can only withdraw an amount equal to the purchase payments and not any earnings.

Death Benefits

Any death benefits paid under the contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

Certain death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

If the death benefit riders are to be used with a qualified contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits." The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the qualified contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Diversification

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment portfolios are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the investment portfolios. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment portfolios, to make transfers among the investment portfolios or the number and type of investment portfolios owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the shares of the investment portfolios.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

7.  ACCESS TO YOUR MONEY

You (or in the case of (3) below, your beneficiary) can have access to the money in your contract:

         (1) by making a withdrawal (either a partial or a complete withdrawal);
         (2) by  electing  to  receive  annuity  payments;  or
         (3) when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

When you make a complete withdrawal you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

        o         less any applicable withdrawal charge,
        o         less any premium tax,
        o         less any account fee, and
        o         less any applicable pro-rata Living Benefit rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro-rata from all the investment portfolios and the fixed account you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio or fixed account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate  Account within seven
(7) days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

There are limits to the amount you can withdraw from a qualified plan referred to as a 403(b) plan. For a more complete explanation see "Taxes" and the discussion in the Statement of Additional Information.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make.

Systematic Withdrawal Program

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of withdrawal charge see "Expenses" above.)

Income taxes, tax penalties and certain restrictions may apply to Systematic Withdrawals.

Suspension of Payments or Transfers

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

     (1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     (2)  trading on the New York Stock Exchange is restricted;

     (3) an emergency exists as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios;

     (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

8.  PERFORMANCE

We periodically advertise performance of the various investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the separate account product charges (including death benefit rider charges), withdrawal charges and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee and Living Benefit rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the separate account product charges (including death benefit rider charges), account fee, withdrawal charges, Living Benefit rider charge and the investment portfolio expenses. Performance information will reflect Purchase Payment Credits.

For certain investment portfolios performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the Guaranteed Minimum Income Benefit - Living Benefit using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

Appendix B and the Statement of Additional Information contain performance information. Future performance will vary and results shown are not necessarily representative of future results.

9.  DEATH BENEFIT

Upon Your Death

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. The Principal Protection is the death benefit for your contract (which is the least expensive option). At the time you purchase the contract, you can select the Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider. You can also select the Additional Death Benefit - Earnings Preservation Benefit. If you do not select either the Annual Step-Up death benefit or Compounded-Plus death benefit, the Principal Protection death benefit will be your death benefit. If you are 80 years old or older at the time you purchase the contract, the Principal Protection death benefit is the death benefit for your contract and you cannot select any other death benefit.

If you select one of these death benefits, we will issue a rider to your contract. The death benefits are described below. Check your contract and rider for the specific provisions applicable. One or more riders may not be available in your state (check with your registered representative regarding availability).

If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

Principal Protection Death Benefit

The death benefit will be the greater of:

         (1)      the account value; or
         (2)      total  purchase  payments,   reduced  proportionately  by  the
                  percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

Annual Step-Up Death Benefit

If you select the Annual Step-Up death benefit, the death benefit will be the greatest of:

     (1)  the account value; or

     (2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

     (3)  the highest anniversary value, as defined below.

         On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

         o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and
         o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

Compounded-Plus Death Benefit

If you select the Compounded-Plus death benefit, the death benefit will be the greater of:

         (1)      the account value; or
         (2)      the enhanced death benefit.

         The enhanced death benefit is the greater of (a) or (b) below:

     (a)  Highest  Anniversary  Value:  On the date we issue your contract,  the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

     (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

     (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

     (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

     (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

     (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

Additional Death Benefit - Earnings Preservation Benefit

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner.

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

     (a)  is the death benefit under your contract; and

     (b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with table below) times the result of (a) - (b), where:

         (a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

         (b) is total purchase payments not withdrawn. For purposes of calculating this value partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                                     Benefit Percentage

                              Issue Age                    Percentage

                           Ages 69 or younger                 40%
                           Ages 70-79                         25%
                           Ages 80 and above                   0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

General Death Benefit Provisions

The death benefit  amount  remains in the Separate  Account  until  distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to the investment risk. This risk is borne by the beneficiary.

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within 5 years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. Payment must begin within one year of the date of death. If the beneficiary is the spouse of the owner, he/she can continue the contract in his/her own name. If continued, the account value will be adjusted to equal the death benefit. (See the provisions above for the specifics on spousal continuation of a contract.)

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date MetLife Investors USA receives proof of death. If MetLife Investors USA does not receive an election during such time, it will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

Death of Annuitant

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

10. OTHER INFORMATION

MetLife Investors USA

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded in 1960 and organized under the laws of the State of Delaware. Its principal executive offices are located at 11365 West Olympic Boulevard, Los Angeles, California 90064. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states except New York and in the District of Columbia. MetLife Investors USA is a wholly-owned subsidiary of Security First Group, Inc. ("SFG"). SFG in turn is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York life insurance company.

The Separate Account

We have established a separate account, MetLife Investors USA Separate Account A (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the
Investment   Company  Act  of  1940.  The  Separate   Account  is  divided  into
sub-accounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

Distributor

MetLife Investors Distribution Company, 610 Newport Center Drive, Suite 1400, Newport Beach, California 92660 acts as the distributor of the contracts. MetLife Investors Distribution Company is our affiliate.

Commissions   will  be  paid  to   broker-dealers   who  sell   the   contracts.
Broker-dealers will be paid commissions up to 7% of purchase payments. Under certain circumstances, we may pay a lower amount on purchase payments with annual trail commissions up to 1.00% of account value. Sometimes, we enter into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses, in addition to the standard commissions.

Ownership

Owner

You, as the owner of the contract, have all the interest and rights under the contract. The owner is as designated at the time the contract is issued, unless changed.

Joint Owner

The contract can be owned by joint owners, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

Beneficiary

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

Annuitant

The annuitant is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The annuitant and the owner do not have to be the same person except as required under certain sections of the Internal Revenue Code.

Assignment

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. An assignment may be a taxable event.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

Financial Statements

Our consolidated audited financial statements for MetLife Investors USA Insurance Company as of and for the year ended December 31, 1999 and 1998, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the audited statements of assets and liabilities of the Separate Account as of December 31, 1999 and 1998, and the related statements of operations and statements of changes in net assets for the periods ended
December 31, 1999 and 1998, have been included in the Statement of Additional Information.

The unaudited balance sheet and statement of income of MetLife Investors USA Insurance Company as of and for the year ended December 31, 2000 and the unaudited statements of assets and liabilities, statements of operations, and statements of changes in net assets of MetLife Investors USA Separate Account A as of and for the year ended December 31, 2000 have been included in the Statement of Additional Information.

Table of Contents of the Statement of Additional Information

   Company
   Experts
   Custodian
   Legal Opinions
   Distribution
   Calculation of Performance Information
   Federal Tax Status
   Annuity Provisions
   Financial Statements

                                   APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST:

Met Investors Series Trust is managed by Met Investors Advisory Corp. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class B portfolios are available under the contract:

LORD ABBETT BOND DEBENTURE PORTFOLIO

Investment Objective: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

Investment Objective: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

JANUS AGGRESSIVE GROWTH PORTFOLIO

Investment Objective: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

MFS RESEARCH INTERNATIONAL PORTFOLIO

Investment Objective: The MFS Research International Portfolio seeks capital appreciation.

MFS MID-CAP GROWTH PORTFOLIO

Investment Objective: The MFS Mid-Cap Growth Portfolio seeks long-term growth of capital.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

Investment Objective: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INNOVATION PORTFOLIO

Investment Objective: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO TOTAL RETURN PORTFOLIO

Investment Objective: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO MONEY MARKET PORTFOLIO

Investment Objective: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

MET/PUTNAM RESEARCH PORTFOLIO

Investment   Objective:   The  Met/Putnam   Research   Portfolio  seeks  capital
appreciation.

NEW ENGLAND ZENITH FUND

New England Zenith Fund is a mutual fund with multiple portfolios. New England Investment Management, Inc. ("NEIM") is the investment adviser. NEIM has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the contract:

Davis Venture Value Series (Class E)

Investment Objective: The investment objective of the Davis Venture Value Series is growth of capital.

Harris Oakmark Mid-Cap Value Series (Class B)

Investment Objective: The investment objective of the Harris Oakmark Mid-Cap Value Series is long-term capital appreciation.



                                   APPENDIX B
                             PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.


Note: The figures below present investment performance information for the periods ended December 31, 2000. While these numbers represent the returns as of that date, they do not represent performance information of the portfolios since that date. Performance information for the periods after December 31, 2000 may be different than the numbers shown below.

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for some time and have an investment history. In order to show how the historical performance of certain portfolios affects the contract's accumulation unit values, the following performance information was developed.

The information is based upon the historical experience of the portfolios and is for the periods shown. The charts below show the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

There are 2 charts below. Chart 1 is for contracts with the Principal Protection death benefit with no additional riders, which is the least expensive way to buy the contract. Chart 2 is for contracts with the Compounded-Plus death benefit and the Earnings Preservation benefit, which is the most expensive way to buy the contract. For purposes of calculating performance information, the Living Benefit rider charge is reflected as a percentage of account value. All performance information reflects the crediting of Purchase Payment Credits. The statement of additional information contains more performance information.

o The performance figures in Column A reflect the fees and expenses paid by each portfolio.

o Column B presents performance figures for the accumulation units which reflect the separate account product charges (including death benefit rider charges), the account fee, and Living Benefit rider charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected.

o Column C presents performance figures for the accumulation units which reflect the separate account product charges (including death benefit rider charges), withdrawal charges, and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2000:


CHART 1


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)

- ----------------------------------------------------------------------------------------------------------------------------------

                                 Portfolio                   10 yrs or                     10 yrs or                     10 yrs or
                                 Inception                   since                         since                         since
Portfolio                        Date        1 yr    5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs   inception
- ----------------------------------------------------------------------------------------------------------------------------------


Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89  14.38% 17.30%   17.30%       10.57%   15.62%   16.22%     11.06%   16.11%   16.68%

Lord Abbett Bond Debenture        5/1/96     0.55%   n/a     7.96%       -3.68%    n/a      6.06%     -3.24%    n/a      6.53%

New England Zenith Fund

Davis Venture Value (4)          10/31/94    9.31%  19.66%   21.32%        5.34%   18.04%   19.69%      5.81%   18.53%   20.18%

Harris Oakmark Mid-Cap Value (5) 4/30/93    20.13%   9.26%   11.51%       16.50%    7.50%    9.85%     17.01%    7.98%   10.32%


CHART 2
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                              Portfolio                     10 yrs or                     10 yrs or                     10 yrs or
                              Inception                     since                         since                         since
Portfolio                      Date         1 yr     5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89  14.38%  17.30%   17.30%       10.16%   15.21%   15.80%     10.65%   15.69%   16.26%

Lord Abbett Bond Debenture        5/1/96     0.55%   n/a      7.96%       -4.04%    n/a      5.67%     -3.60%    n/a      6.14%

New England Zenith Fund

Davis Venture Value (4)          10/31/94    9.31%  19.66%   21.32%        4.95%   17.62%   19.26%      5.42%   18.10%   19.75%

Harris Oakmark Mid-Cap Value (5) 4/30/93    20.13%   9.26%   11.51%       16.07%    7.12%    9.46%     16.58%    7.59%    9.93%


------------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to an Agreement and Plan of Reorganization the portfolios of Cova Series Trust ("Predecessor Fund") have been reorganized into corresponding portfolios of Met Investors Series Trust. The assets of the portfolios of the Predecessor Fund were transferred to corresponding portfolios of Met Investors Series Trust. Performance information shown above reflects historical performance of each Predecessor Fund portfolio. Each portfolio of Met Investors Series Trust will be managed by the same investment manager using the same investment objective and strategy as its Predecessor Fund portfolio.

(2)  For  periods  prior  to  the  inception  of  Class  B  shares,  performance information shown is the performance of the shares of the portfolio's Predecessor Fund adjusted to reflect Class B 12b-1 fees. The Predecessor Fund shares did not pay Rule 12b-1 fees.

(3) On February 12, 2001, the assets of the Lord Abbett Growth and Income Portfolio of Cova Series Trust were transferred to the Lord Abbett Growth and Income Portfolio of Met Investors Series Trust. Performance shown reflects historical performance of the Cova Series Trust portfolio (from January 8, 1999 through December 31, 2000) and of the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. (from December 11, 1989 through January 7, 1999). On January 8, 1999 assets of the Portfolio were transferred from the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. to the Lord Abbett Growth and Income Portfolio of Cova Series Trust pursuant to a substitution order issued by the Securities and Exchange Commission. Lord, Abbett & Co. has managed the assets of this Portfolio since its inception, pursuant to the same investment objective and strategy to be used by the Lord Abbett Growth and Income Portfolio of Met Investors Series Trust.

(4) Performance information shown is the performance of the initial class adjusted to reflect the .15% 12b-1 fee of the Class E Shares.

(5) Performance information shown is the performance of the initial class adjusted to reflect the .25% 12b-1 fee of the Class B Shares.
-----------------





                                      APPENDIX C

EDCA Example with Multiple Purchase Payments

6-Month EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using following formula:

Account Value 1st Payment Bucket (month 2) =
Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate) ^ (1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 12% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.



                                                                                        -----------Account Values---------
     Beg of         Amount Allocated         Actual EDCA             EDCA             1st Payment          2nd Payment
     Month               to EDCA              Transfer           Account Value          Bucket               Bucket
     -----               -------              --------           -------------          ------               ------
       1                           12000                2000                10000               10000
       2                                                2000                 8095                8095
       3                                                2000                 6172                6172
       4                            6000                3000                 9230                3230                 6000
       5                                                3000                 6309                 261                 6048
       6                                                3000                 3359                   0                 3359
       7                                                3000                  386                   0                  386
       8                                                 389                    0                   0                    0
       9                                                   0                    0                   0                    0
       10                                                  0                    0                   0                    0
       11                                                  0                    0                   0                    0
       12                                                  0                    0                   0                    0
       13                                                  0                    0                   0                    0
       14                                                  0                    0                   0                    0
       15                                                  0                    0                   0                    0




12-Month EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =
Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate) ^ (1/12)- EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 12% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted



                                                                                        -----------Account Values---------
     Beg of         Amount Allocated         Actual EDCA             EDCA             1st Payment          2nd Payment
     Month               to EDCA              Transfer           Account Value          Bucket               Bucket
     -----               -------              --------           -------------          ------               ------
       1                           24000                2000                22000               22000
       2                                                2000                20209               20209
       3                                                2000                18401               18401
       4                                                2000                16575               16575
       5                                                2000                14732               14732
       6                           12000                3000                23872               11872                12000
       7                                                3000                21801                8985                12096
       8                                                3000                18262                6070                12192
       9                                                3000                15417                3128                12289
       10                                               3000                12545                 157                12387
       11                                               3000                 9645                   0                 9645
       12                                               3000                 6722                   0                 6722
       13                                               3000                 3776                   0                 3776
       14                                               3000                  806                   0                  806
       15                                                812                    0                   0                    0


Please send me, at no charge, the Statement of Additional Information dated ____________, for the annuity contract issued by MetLife Investors USA.

(Please print or type and fill in all information)




- ------------------------------------------------------------------------------
Name



- ------------------------------------------------------------------------------
Address




- ------------------------------------------------------------------------------
City                State          Zip Code




- ------------------------------
- ------------------------------
- ------------------------------

             MetLife Investors USA Insurance Company
             Attn: Variable Products
             610 Newport Center Drive
             Suite 1400
             Newport Beach, CA 92660



                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                   INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                    issued by

                     METLIFE INVESTORS USA SEPARATE ACCOUNT A

                                       AND

                      METLIFE INVESTORS USA INSURANCE COMPANY
                  (formerly, Security First Life Insurance Company)

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED___________ FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT WHICH IS DESCRIBED HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 610 Newport Center Drive, Suite 1400, Newport Beach, California 92660, (800) 848-3854.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED _____________.

                                TABLE OF CONTENTS


                                                                            Page

COMPANY

EXPERTS

CUSTODIAN

LEGAL OPINIONS

DISTRIBUTION

CALCULATION OF PERFORMANCE INFORMATION
     Total Return
     Performance Information
     Historical Unit Values
     Reporting Agencies

FEDERAL TAX STATUS
     General
     Diversification
     Multiple Contracts
     Partial 1035 Exchanges
     Contracts  Owned by Other than Natural Persons
     Tax Treatment of Assignments or  Transfer  of  Ownership
     Death  Benefits
     Income  Tax  Withholding
     Tax Treatment of  Withdrawals -  Non-Qualified  Contracts
     Qualified  Plans
     Tax Treatment of Withdrawals - Qualified  Contracts
     Tax-Sheltered  Annuities - Withdrawal Limitations

ANNUITY PROVISIONS
     Variable Annuity
     Fixed Annuity
     Annuity Unit Value
     Net Investment Factor
     Mortality and Expense Guarantee

FINANCIAL STATEMENTS

                                     COMPANY

MetLife Investors USA

MetLife Investors USA Insurance Company ("MetLife Investors USA" or the "Company") is a stock life insurance company founded in 1960 and organized under the laws of the State of Delaware. Its principal executive offices are located at 11365 West Olympic Boulevard, Los Angeles, California 90064. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states except New York and in the District of Columbia. MetLife Investors USA is a wholly-owned subsidiary of Security First Group, Inc. ("SFG"). SFG in turn is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MetLife"), a New York life insurance company. We changed our name to MetLife Investors USA Insurance Company on February __, 2001. In certain states the new name may not yet be approved. In those states we will continue to use Security First Life Insurance Company until our new name is approved.

                                     EXPERTS

The balance sheets of the Company as of December 31, 1999 and 1998, and the related statements of income, shareholder's equity, and cash flows for the years then ended, and the statements of assets and liabilities of the Separate Account as of December 31, 1999 and 1998, and the related statements of operations and statements of changes in net assets for the periods ended December 31, 1999 and 1998, have been included herein in reliance upon the reports of Deloitte & Touche LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                    CUSTODIAN

MetLife Investors USA, 11365 West Olympic Boulevard, Los Angeles, California 90064 is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P. C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                  DISTRIBUTION

MetLife Investors Distribution Company, an affiliate of the Company, acts as the distributor of the contracts. The offering is on a continuous basis.

                     CALCULATION OF PERFORMANCE INFORMATION

Total Return

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.

Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised and any applicable account fee, withdrawal charges, and Living Benefit rider charge. For purposes of calculating performance information, the Living Benefit rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The performance information will reflect the crediting of Purchase Payment Credits.

The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable withdrawal charges to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                          n
                 P (1 + T)   =   ERV


Where:

     P =          a hypothetical initial payment of $1,000

     T =          average annual total return

     n =          number of years

   ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1,5 or 10 year periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any account fee and Living Benefit rider charge. Premium taxes will not be reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for sometime and consequently have an investment performance history. In order to show how the historical investment performance of the portfolios affect accumulation unit values, performance information was developed. The information is based upon the historical experience of the portfolios and is for the periods shown. The prospectus (Appendix B) also contains performance information.

Future performance of the portfolios will vary and the results shown are not necessarily representative of future results. Performance for periods ending after those shown may vary substantially from the examples shown. The performance for a Portfolio is calculated for a specified period of time by assuming an initial purchase payment of $1,000 allocated to the Portfolio. There are performance figures for the Accumulation Units which reflect the separate account product charges (including death benefit rider charges), withdrawal charges as well as the portfolio expenses. There are also performance figures for the Accumulation Units which reflect the separate account product charges (including death benefit rider charges), the account fee, Living Benefit rider charge, the portfolio expenses, and assume that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected. The percentage increases (decreases) are determined by subtracting the initial purchase payment from the ending value and dividing the remainder by the beginning value. The performance may also show figures when no withdrawal is assumed.

PERFORMANCE INFORMATION

Future performance will vary and the results shown are not necessarily representative of future results.

Note: The figures below present investment performance information for the periods ended December 31, 2000. While these numbers represent the returns as of that date, they do not represent performance information of the portfolios since that date. Performance information for the periods after December 31, 2000 may be different than the numbers shown below.

All performance information reflects the crediting of Purchase Payment Credits.

The contracts are new and therefore have no performance history. However, certain portfolios have been in existence for some time and have an investment history. In order to show how the historical performance of certain portfolios affects the contract's accumulation unit values, the following performance information was developed.

The information is based upon the historical experience of the portfolios and is for the periods shown. The chart below shows the investment performance of the portfolios and the accumulation unit performance calculated by assuming that the contracts were invested in the portfolios for the same periods.

There are 6 charts below. Each chart presents performance information based upon which riders you select.

Chart 1 is for contracts with the Principal  Protection  death benefit with no additional riders.
Chart 2 is for contracts with the Annual  Step-Up death benefit.
Chart 3 is for contracts with the Compounded-Plus death benefit.
Chart 4 is for contracts with the Principal  Protection  death benefit and the
        Earnings Preservation benefit.
Chart 5 is for  contracts  with  the  Annual  Step-Up  death  benefit  and the
        Earnings Preservation benefit.
Chart 6 is for contracts with the Compounded-Plus death benefit and the Earnings Preservation benefit.

o The performance figures in Column A reflect the fees and expenses paid by each portfolio.

o Column B presents performance figures for the accumulation units which reflect the separate account product charges (including death benefit rider charges), the account fee, and Living Benefit rider charge, the fees and expenses of each portfolio, and assumes that you make a withdrawal at the end of the period and therefore the withdrawal charge is reflected

o Column C presents performance figures for the accumulation units which reflect the separate account product charges (including death benefit rider charges), withdrawal charges, and the fees and expenses of each portfolio.

Total Return for the periods ended December 31, 2000:


CHART 1


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89  14.38%  17.30%   17.30%       10.57%   15.62%   16.22%     11.06%   16.11%   16.68%

Lord Abbett Bond Debenture        05/1/96    0.55%   n/a      7.96%       -3.68%    n/a      6.06%     -3.24%    n/a      6.53%

New England Zenith Fund

Davis Venture Value (4)          10/31/94    9.31%  19.66%   21.32%        5.34%   18.04%   19.69%      5.81%   18.53%   20.18%

Harris Oakmark Mid-Cap Value (5) 04/30/93   20.13%   9.26%   11.51%       16.50%    7.50%    9.85%     17.01%    7.98%   10.32%


CHART 2


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89 14.38% 17.30%     17.30%       10.45%   15.50%   16.10%     10.94%   15.99%   16.56%

Lord Abbett Bond Debenture        05/1/96   0.55%   n/a       7.96%       -3.78%    n/a      5.95%     -3.34%    n/a      6.42%

New England Zenith Fund

Davis Venture Value (4)           10/31/94   9.31%  19.66%   21.32%        5.23%   17.92%   19.57%      5.70%   18.41%   20.06%

Harris Oakmark Mid-Cap Value (5)  04/30/93 20.13%   9.26%    11.51%       16.38%    7.39%    9.74%     16.88%    7.86%   10.20%


CHART 3


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89  14.38%  17.30%   17.30%       10.28%   15.32%   15.92%     10.76%   15.81%   16.38%

Lord Abbett Bond Debenture        05/1/96    0.55%   n/a      7.96%       -3.93%    n/a      5.78%     -3.50%    n/a      6.26%

New England Zenith Fund

Davis Venture Value (4)          10/31/94    9.31% 19.66%    21.32%       5.06%    17.74%   19.39%     5.53%   18.22%    19.88%

Harris Oakmark Mid-Cap Value (5) 04/30/93   20.13% 9.26%     11.51%      16.19%     7.23%    9.58%    16.70%    7.70%    10.04%


CHART 4


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89   14.38%  17.30%   17.30%       10.28%   15.32%   15.92%     10.76%   15.81%   16.38%

Lord Abbett Bond Debenture        05/1/96     0.55%   n/a      7.96%       -3.93%    n/a      5.78%     -3.50%    n/a      6.26%

New England Zenith Fund

Davis Venture Value (4)          10/31/94     9.31% 19.66%    21.32%       5.06%    17.74%   19.39%     5.53%   18.22%    19.88%

Harris Oakmark Mid-Cap Value (5) 04/30/93   20.13% 9.26%     11.51%      16.19%     7.23%    9.58%    16.70%    7.70%    10.04%


CHART 5


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------

                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89  14.38%  17.30%   17.30%       10.16%   15.21%   15.80%     10.65%   15.69%   16.26%

Lord Abbett Bond Debenture        05/1/96    0.55%   n/a      7.96%       -4.04%    n/a      5.67%     -3.60%    n/a      6.14%

New England Zenith Fund

Davis Venture Value (4)          10/31/94    9.31%  19.66%   21.32%        4.95%   17.62%   19.26%      5.42%   18.10%   19.75%

Harris Oakmark Mid-Cap Value (5) 04/30/93   20.13%   9.26%   11.51%       16.07%    7.12%    9.46%     16.58%    7.59%    9.93%



CHART 6


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulation Unit Performance
                                                                                  Column B                     Column C
                                                                                (reflects all             (reflects separate
                                             Portfolio Performance              charges and             account product charges,
                                                   Column A                  portfolio expenses)        withdrawal charges and
                                                                                                         portfolio expenses)
- ----------------------------------------------------------------------------------------------------------------------------------
                          Portfolio                         10 yrs or                     10 yrs or                     10 yrs or
                          Inception                         since                         since                         since
Portfolio                 Date            1 yr      5 yrs   inception    1 yr      5 yrs  inception   1 yr      5 yrs    inception
- ----------------------------------------------------------------------------------------------------------------------------------

Met Investors Series Trust (1) (2)

Lord Abbett Growth and Income (3) 12/11/89 14.38% 17.30%    17.30%        9.98%   15.03%   15.62%     10.47%   15.51%   16.08%

Lord Abbett Bond Debenture        05/1/96   0.55%   n/a      7.96%       -4.19%   n/a       5.51%     -3.76%    n/a      5.98%

New England Zenith Fund

Davis Venture Value (4)           10/31/94  9.31%  19.66%   21.32%        4.78%   17.44%   19.08%      5.25%   17.92%   19.57%

Harris Oakmark Mid-Cap Value (5)  04/30/93 20.13%   9.26%   11.51%       15.88%    6.95%    9.30%     16.39%    7.42%    9.76%



--------------------------------------------------------------------------------------------------------------------------------

(1) Pursuant to an Agreement and Plan of Reorganization the portfolios of Cova Series Trust ("Predecessor Fund") have been reorganized into corresponding portfolios of Met Investors Series Trust. The assets of the portfolios of the Predecessor Fund were transferred to corresponding portfolios of Met Investors Series Trust. Performance information shown above reflects historical performance of each Predecessor Fund portfolio. Each portfolio of Met Investors Series Trust will be managed by the same investment manager using the same investment objective and strategy as its Predecessor Fund portfolio.

(2)  For  periods  prior  to  the  inception  of  Class  B  shares,  performance information shown is the performance of the shares of the portfolio's Predecessor Fund adjusted to reflect Class B 12b-1 fees. The Predecessor Fund shares did not pay Rule 12b-1 fees.

(3) On February 12, 2001, the assets of the Lord Abbett Growth and Income Portfolio of Cova Series Trust were transferred to the Lord Abbett Growth and Income Portfolio of Met Investors Series Trust. Performance shown reflects historical performance of the Cova Series Trust portfolio (from January 8, 1999 through December 31, 2000) and of the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. (from December 11, 1989 through January 7, 1999). On January 8, 1999 assets of the Portfolio were transferred from the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. to the Lord Abbett Growth and Income Portfolio of Cova Series Trust pursuant to a substitution order issued by the Securities and Exchange Commission. Lord, Abbett & Co. has managed the assets of this Portfolio since its inception, pursuant to the same investment objective and strategy to be used by the Lord Abbett Growth and Income Portfolio of Met Investors Series Trust.

(4) Performance information shown is the performance of the initial class adjusted to reflect the .15% 12b-1 fee of the Class E Shares.

(5) Performance information shown is the performance of the initial class adjusted to reflect the .25% 12b-1 fee of the Class B Shares.

Historical Unit Values

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

Reporting Agencies

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

                               FEDERAL TAX STATUS

General


NOTE: The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. The Company cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. The Company does not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described herein may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code") governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, annuitants and beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contract meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg.1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contract. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment portfolios underlying the Contracts will
be  managed  in  such  a  manner  as  to  comply   with  these   diversification
requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered as the owner of the assets of the separate account resulting in the imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

Partial 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

Contracts Owned by Other than Natural Persons

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non- natural person.

Tax Treatment of Assignments or Transfer of Ownership

An assignment, pledge or transfer of ownership of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign, pledge or transfer ownership of their Contracts.

Death Benefits

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

Certain death benefits may be purchased under your contract. Although these types of benefits are used as investment protection and should not give rise to any adverse tax effects, the Internal Revenue Service could take the position that some or all of the charges for these death benefits should be treated as a partial withdrawal from the contract. In such case, the amount of the partial withdrawal may be includable in taxable income and subject to the 10% penalty if the owner is under age 59 1/2.

If the death benefit riders are to be used with a qualified contract, such death benefits may be considered by the Internal Revenue Service as "incidental death benefits". The Code imposes limits on the amount of incidental death benefits allowable for qualified contracts, and if the death benefits selected by you are considered to exceed such limits, the provisions of such benefits could result in currently taxable income to the owners of the qualified contracts. Furthermore, the Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or account value. The contract offers death benefits which may exceed the greater of purchase payments or account value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a contract.

Income Tax Withholding

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Certain  distributions  from  retirement  plans  qualified  under Section 401 or
Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.

Tax Treatment of Withdrawals - Non-Qualified Contracts

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

Qualified Plans

The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless the Company specifically consents to be bound. Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law. A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a Qualified Plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a Qualified Plan. Following are general descriptions of the types of Qualified Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding Qualified Plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts issued pursuant to Qualified Plans include special provisions restricting Contract provisions that may otherwise be available as described herein. Generally, Contracts issued pursuant to Qualified Plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

a.  Tax-Sheltered Annuities

Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax- sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals - Qualified Contracts" and "Tax-Sheltered Annuities - Withdrawal Limitations" below.) Employee loans are not allowable under the Contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

b.  Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. However, for rollovers in 1998, the individual may pay that tax ratably over the four taxable year period beginning with tax year 1998.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.  Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement plans may permit the purchase of the Contracts to provide benefits under the Plan. Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the Plan. The tax consequences to participants may vary depending upon the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable contributions; form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, withdrawals and surrenders. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Purchasers of Contracts for use with Pension or Profit Sharing Plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Tax Treatment of Withdrawals - Qualified Contracts

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans), 403(b) Tax-Sheltered Annuities) and 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible Qualified Plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a)if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner or Annuitant (as applicable) who separated from service after he has attained age 55;
(e)distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; (g) distributions made on account of an IRS levy upon the Qualified Contract; (h) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (i) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; and (j) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Generally, distributions from a qualified plan must commence no later than April 1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax-Sheltered Annuities - Withdrawal Limitations

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner: (1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract value which represents contributions made by the Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers and transfers between certain Qualified Plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                               ANNUITY PROVISIONS

Variable Annuity

A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected. The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and pro-rata Living Benefit rider charge) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first annuity payment is determined as follows:

The dollar amount of the first variable annuity payment is determined as follows. The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of Contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this Contract, the greater payment will be made.

The dollar amount of variable annuity payments after the first payment is determined as follows:

1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro-rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.

The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.

(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.

(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.

NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:

A is               (i)     the net asset value per share of the portfolio at the
                           end of the current business day; plus
                  (ii)     any dividend or capital  gains per share  declared on
                           behalf of such portfolio that has an ex-dividend date as of the current business day.

B is the net asset value per share of the portfolio for the immediately preceding business day.

C is                (i)    the separate  account  product charges and for
                           each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus
                  (ii)     a charge factor, if any,  for any  taxes or  any  tax
                           reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:

o You may not make a transfer from the general account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the Separate Account to the general account. The amount transferred to the general account from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the general account will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.

Fixed Annuity

A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The general account value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.

Mortality and Expense Guarantee

The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.


SECURITY FIRST LIFE INSURANCE COMPANY

                                        (A WHOLLY OWNED SUBSIDIARY OF
                                        METROPOLITAN LIFE INSURANCE COMPANY)

                                        FINANCIAL STATEMENTS FOR THE YEARS ENDED
                                        DECEMBER 31, 1999 AND 1998 AND
                                        INDEPENDENT AUDITORS' REPORT



                         Report of Independent Auditors




Board of Directors
Security First Life Insurance Company


We have audited the accompanying balance sheets of Security First Life Insurance Company (the Company) as of December 31, 1999 and 1998, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security First Life Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

February 4, 2000, except for Note 10, as to which the date is January 30, 2001


SECURITY FIRST LIFE INSURANCE COMPANY

BALANCE SHEETS

                                                                                   December 31,
                                                                            1999                  1998
                                                                       --------------        --------------
                                                                                  (In thousands)
ASSETS
INVESTMENTS
    Fixed maturities                                                   $   1,838,339         $   2,092,183
    Mortgage loans                                                           352,760               165,167
    Policy loans                                                              32,280                28,715
    Short-term investments                                                    66,380                50,520
    Other investments                                                          1,452                 1,152
                                                                       --------------        --------------
                                                                           2,291,211             2,337,737

CASH AND CASH EQUIVALENTS                                                      2,557                36,931

Accrued investment income                                                     33,423                36,486

DEFERRED POLICY ACQUISITION COSTS                                            182,734               104,658

OTHER ASSETS
    Assets held in separate accounts                                       2,049,335             1,492,885
    Property under capital lease                                               8,360                 8,940
    Other                                                                      4,297                 1,657
                                                                       --------------        --------------
                                                                           2,061,992             1,503,482
                                                                       --------------        --------------
                                                                       $   4,571,917         $   4,019,294
                                                                       ==============        ==============


SECURITY FIRST LIFE INSURANCE COMPANY

BALANCE SHEETS (Continued)

                                                                                   December 31,
                                                                            1999                  1998
                                                                       --------------        --------------
                                                                                  (In thousands)
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
    Policyholder liabilities                                           $   2,247,045         $   2,202,198
    Liabilities related to separate accounts                               2,049,335             1,492,885
    Obligation under capital lease                                            14,777                15,130
    Notes payable to parent                                                   35,000                35,000
    Federal income taxes                                                      21,280                38,800
    Other                                                                      5,075                 7,499
                                                                       --------------        --------------
                                                                           4,372,512             3,791,512

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Preferred stock, $1 par value
       Authorized, issued and outstanding -- 200,000 shares                      200                   200
    Common stock, $200 par value
       Authorized -- 15,000 shares
       Issued and outstanding -- 11,000 shares                                 2,300                 2,200
    Additional paid-in capital                                                48,047                48,147
    Retained earnings                                                        161,266               149,305
    Accumulated other comprehensive income (loss)                            (12,408)               27,930
                                                                       --------------        --------------
                                                                             199,405               227,782
                                                                       --------------        --------------
                                                                       $   4,571,917         $   4,019,294
                                                                       ==============        ==============



The accompanying notes are an integral part of these financial statements.


SECURITY FIRST LIFE INSURANCE COMPANY

STATEMENTS OF INCOME

                                                                                Year Ended December 31,
                                                                             1999                 1998
                                                                       --------------        --------------
                                                                                  (In thousands)
REVENUES
    Net investment income                                              $     166,907         $     165,749
    Annuity product income                                                    30,282                22,125
    Net realized investment gains                                              2,875                25,010
                                                                       --------------        --------------
                                       TOTAL REVENUES                        200,064               212,884


BENEFITS AND EXPENSES
    Interest credited to policyholders                                       109,568               112,834
    Benefits in excess of policyholder liabilities                             5,451                 4,876
    Amortization of deferred policy acquisition costs                         23,948                35,609
    Operating expenses                                                        30,169                29,116
                                                                       --------------        --------------
                          TOTAL BENEFITS AND EXPENSES                        169,136               182,435
                                                                       --------------        --------------

                     Income before income tax expense                         30,928                30,449

Income tax expense (benefit)
    Current                                                                    5,706                12,584
    Deferred                                                                   3,261                (3,093)
                                                                       --------------        --------------
                                                                               8,967                 9,491
                                                                       --------------        --------------

                                           NET INCOME                  $      21,961         $      20,958
                                                                       ==============        ==============



The accompanying notes are an integral part of these financial statements.


SECURITY FIRST LIFE INSURANCE COMPANY

STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                                         Accumulated
                                                                    Additional                              Other         Total
                                          Preferred       Common      Paid-in  Comprehensive   Retained  Comprehensive Stockholder's
                                            Stock         Stock       Capital   Income(Loss)   Earnings  Income (Loss)   Equity
                                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                               (In thousands)

Balance at January 1, 1998                       200        2,200       48,147                   128,347       34,830      213,724

Comprehensive income (loss):
   Net income                                                                   $    20,958       20,958                    20,958
   Other comprehensive loss:
     Unrealized investment losses, net of
     related adjustments and income taxes                                            (6,900)                   (6,900)      (6,900)
                                                                                ------------
         Total comprehensive income                                             $    14,058
                                         ------------ ------------ ------------ ============ ------------ ------------ ------------

Balance at December 31, 1998                     200        2,200       48,147                   149,305       27,930      227,782

Recapitalization                                              100         (100)
Dividend to parent                                                                               (10,000)                  (10,000)
Comprehensive income (loss):
   Net income                                                                   $    21,961       21,961                    21,961
   Other comprehensive loss:
     Unrealized investment losses, net of
     related adjustments and income taxes                                           (40,338)                  (40,338)     (40,338)
                                                                                ------------
         Total comprehensive loss                                               $   (18,377)
                                         ------------ ------------ ------------ ============ ------------ ------------ ------------
Balance at December 31, 1999             $       200  $     2,300  $    48,047               $   161,266  $   (12,408) $   199,405


                                         ===========  ============ ============              ============ ============ ============

The accompanying notes are an integral part of these financial statements.


SECURITY FIRST LIFE INSURANCE COMPANY

STATEMENTS OF CASH FLOWS

                                                                              Year Ended December 31,
                                                                            1999                 1998
                                                                       --------------        --------------
                                                                                (In thousands)
OPERATING ACTIVITIES
    Net income                                                         $      21,961         $      20,958
    Adjustments to reconcile net income to net cash
      provided by operations:
           Net realized investment gains                                      (2,875)              (25,010)
           Depreciation and amortization                                          73                   175
           Accretion of discount and amortization of
             premium on investments                                           (1,402)                 (155)
           Changes in operating assets and liabilities:
                  Accrued investment income                                    3,063                (2,756)
                  Deferred policy acquisition costs                          (12,664)                2,814
                  Other assets                                                (2,800)                 (592)
                  Other liabilities                                            1,431                 4,888
                                                                       --------------        --------------
                                      NET CASH PROVIDED BY
                                      OPERATING ACTIVITIES                     6,787                   322

INVESTING ACTIVITIES
    Fixed maturity securities
       Purchases                                                            (428,007)             (675,821)
       Sales and maturities                                                  559,455               940,671
    Net sale (purchase) of other investments                                     (84)                   79
    Net purchase of short-term investments                                   (15,860)              (28,135)
    Issuance of mortgage loans                                              (194,759)             (165,167)
    Repayment of mortgage loans                                                7,166
    Issuance of policy loans, net                                             (3,565)               (4,506)
                                                                       --------------        --------------
                                      NET CASH PROVIDED BY
                            (USED IN) INVESTING ACTIVITIES                   (75,654)               67,121

FINANCING ACTIVITIES
    Receipts credited to policyholder accounts                               764,303               689,536
    Amounts returned to policyholders                                       (719,456)             (730,779)
    Reduction of capital lease obligation                                       (354)                 (313)
    Dividend paid to parent                                                  (10,000)
                                                                       --------------        --------------
                                      NET CASH PROVIDED BY
                            (USED IN) FINANCING ACTIVITIES                    34,493               (41,556)
                                                                       --------------        --------------

                                    INCREASE (DECREASE) IN
                                 CASH AND CASH EQUIVALENTS                   (34,374)               25,887

Cash and cash equivalents at beginning of year                                36,931                11,044
                                                                       --------------        --------------

                                             CASH AND CASH
                                EQUIVALENTS AT END OF YEAR             $       2,557         $      36,931
                                                                       ==============        ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999 AND 1998


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION -- Security First Life Insurance Company (the Company) is a wholly-owned subsidiary of Security First Group, Inc. (SFG). Effective October 31, 1997, SFG became a wholly-owned subsidiary of Metropolitan Life Insurance Company (MetLife). Prior to that date, SFG was a wholly-owned subsidiary of London Insurance Group, Inc. The Company sells a broad range of fixed and variable annuity contracts.

The Company's financial statements are prepared in conformity with generally accepted accounting principles (GAAP) which differ in some respects from statutory accounting practices prescribed or permitted by regulatory authorities (statutory basis).

INVESTMENTS -- Investments are reported on the following bases:

     Fixed Maturities -- at fair value, which differs from the amortized cost of such investments. Unrealized gains and losses on these investments (net of related adjustments for deferred policy acquisition costs and applicable deferred income taxes) are credited or charged to stockholder's equity and, accordingly, have no effect on net income.

     For those fixed maturities which are mortgage-backed, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments. The net investment in the security is adjusted to the amount that would have existed had the new effective yield been applied since the acquisition of the security. Such adjustment is included in net investment income.

     The Company classifies its fixed maturities as available-for-sale. The Company does not maintain a trading portfolio.

     Mortgage loans -- at amortized cost, net of valuation allowances, if any, which approximates fair value.

     Policy loans -- at unpaid balances, which approximate fair value.

     Short-term investments -- at cost, which approximates fair value.

     Other investments -- at fair value.

Realized gains and losses on disposal of investments are determined on a specific identification basis.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS -- Cash equivalents consist of investments in money market funds. The carrying amount of cash equivalents approximates fair value.

DEFERRED POLICY ACQUISITION COSTS -- Deferred policy acquisition costs consist of commissions and other costs of acquiring annuities that vary with and are primarily related to the acquisition of such business. Deferred policy acquisition costs are being amortized in proportion to the present value of estimated future gross margins which includes the impact of realized investment gains and losses.

POLICYHOLDER LIABILITIES -- Policyholder liabilities for two-tier annuities are the lower tier account values. Policyholder liabilities for the Company's single-tier fixed annuity products are the account values. The fair value of policyholder liabilities is estimated assuming all policyholders surrender their policies. The carrying amounts and estimated fair values are as follows (in thousands):

                                      Carrying Amount       Estimated Fair Value
                                      ---------------       --------------------

     December 31, 1999                $     2,247,045         $    2,188,033
     December 31, 1998                      2,202,198              2,141,415

NOTES PAYABLE -- Notes payable are carried at their unpaid balances which approximate fair value because the interest rates on these notes approximate market rates.

INCOME TAXES -- Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Such differences are related principally to the deferral of policy acquisition costs, the valuation of fixed maturities and the provision for policyholder liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

SEPARATE ACCOUNTS -- The assets held in separate accounts represent funds that are separately administered by the Company pursuant to variable annuity contracts. The liabilities related to separate accounts consist of policyholder liabilities for variable annuities. The separate account assets and liabilities are reported at fair value. The Company receives a fee for administrative services provided to the separate accounts. Investment risks associated with fair value changes are borne by the contract holders.

ANNUITY REVENUES AND BENEFITS -- Annuity product income represents fees earned from policyholders of annuity contracts, including surrender charges, annuitization charges and administration fees. Benefits in excess of policyholder liabilities consists of the difference between the policyholder account values annuitized during the period and the related policyholder liability balances.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES -- Certain amounts reported in the accompanying consolidated financial statements are based on management's best estimates and judgments. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS -- In June 1999, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 137, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - DEFERRAL OF THE EFFECTIVE DATE OF FASB STATEMENT NO. 133 (SFAS 137). SFAS 137 defers the provisions of Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (SFAS 133) until January 1, 2001. SFAS 133 requires, among other things, that all derivatives be recognized in the balance sheets as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based upon the hedge relationship, if such a relationship exists. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133 are required to be reported in operations. The Company is in the process of quantifying the impact of SFAS 133 on its financial statements.

In December 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-3, ACCOUNTING FOR INSURANCE AND OTHER ENTERPRISES FOR INSURANCE RELATED ASSESSMENTS (SOP 97-3). SOP 97-3 provides guidance on accounting by insurance and other enterprises for assessments related to insurance activities including recognition, measurement and disclosure of guaranty fund and other insurance related assessments. The Company adopted SOP 97-3 effective January 1, 1999. Adoption of SOP 97-3 did not have a material effect on the Company's financial statements.


NOTE 2 -- STATUTORY CAPITAL AND RESTRICTIONS

The Company is required to file annual statements with various state insurance regulatory authorities on a statutory basis. The statutory-basis capital and surplus at December 31, 1999 and 1998 and statutory-basis net income for those years are as follows (in thousands):

                                                               Capital Net
                                                          and Surplus Income
                                                      -----------        ------
     December 31, 1999
     -----------------

     Security First Life Insurance Company           $   129,796        $ 17,066


     December 31, 1998
     -----------------

     Security First Life Insurance Company           $   128,520        $  7,674

The Company is incorporated and domiciled in Delaware. The payment of dividends is subject to statutory limitations which are based on statutory-basis net income and surplus levels. At December 31, 1999, the maximum amount of dividends the Company could pay SFG without prior approval from state insurance regulatory authorities is $16,682,000.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 2 -- STATUTORY CAPITAL AND RESTRICTIONS (CONTINUED)

In December 1999, the Company transferred $100,000 of paid-in-capital to common stock to comply with state insurance department requirements. As a result of this transfer the total value of the common stock differs from the par value times the number of shares. This had no impact on the Company's financial position or results of operations.


NOTE 3 -- INVESTMENTS

Unrealized investment gains (losses) reported in the accompanying financial statements are as follows (in thousands):

                                                                                    December 31

                                                                            1999                  1998
                                                                       --------------        --------------
     Unrealized investment gains (losses)                              $     (43,010)        $      84,001
     Less:   Adjustment for deferred policy acquisition costs                (23,921)               41,491
             Deferred income taxes                                            (6,681)               14,580
                                                                       --------------        --------------
                     Net unrealized investment gains (losses)          $     (12,408)        $      27,930
                                                                       ==============        ==============

Net realized investment gains reported in the accompanying financial statements are as follows (in thousands):

                                                                           1999                  1998
                                                                       --------------        --------------
   Fixed maturities
     Gross gains                                                       $       8,885         $      30,982
     Gross losses                                                             (6,018)               (6,046)
                                                                       --------------        --------------
                                                                               2,867                24,936
   Other investments
     Gross gains                                                                   8                   133
     Gross losses                                                                                      (59)
                                                                       --------------        --------------
                                                                                   8                    74
                                                                       --------------        --------------
                   Net realized investment gains                       $       2,875         $      25,010
                                                                       ==============        ==============

Proceeds from sales of fixed maturities are $559,455,000 and $940,671,000 in 1999 and 1998, respectively.

The amortized cost and fair value of fixed maturities as of December 31, 1999 and 1998 are summarized as follows (in thousands):

                                                                  Gross             Gross
                                               Amortized        Unrealized        Unrealized         Fair
                                                 Cost             Gains             Losses           Value
                                            ---------------   --------------    --------------   --------------
   December 31, 1999
   -----------------
   U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies            $       23,646    $         622     $        (613)   $      23,655
   Debt securities issued by foreign
       governments                                  31,525            2,748              (177)          34,096
   Corporate securities                          1,435,111           11,363           (56,600)       1,389,874
   Mortgage-backed securities                      391,392            6,878            (7,556)         390,714
                                            ---------------   --------------    --------------   --------------
                                            $    1,881,674    $      21,611     $     (64,946)   $   1,838,339
                                            ===============   ==============    ==============   ==============

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 3 -- INVESTMENTS (CONTINUED)

                                                                  Gross             Gross
                                               Amortized        Unrealized        Unrealized         Fair
                                                 Cost             Gains             Losses           Value
                                            ---------------   --------------    --------------   --------------
   December 31, 1998
   -----------------
   U.S. Treasury securities and
       obligations of U.S. Government
       corporations and agencies            $       68,487    $       4,499     $        (330)    $     72,656
   Debt securities issued by foreign
       governments                                  34,740            1,436            (1,188)          34,988
   Corporate securities                          1,266,178           68,987           (11,737)       1,323,428
   Mortgage-backed securities                      638,873           23,056              (818)         661,111
                                            ---------------   --------------    --------------    -------------
                                            $    2,008,278    $      97,978     $     (14,073)    $  2,092,183
                                            ===============   ==============    ==============    =============

The amortized cost and fair value of fixed maturities by contractual maturity at December 31, 1999, are summarized below. Actual maturities will differ from contractual maturities because certain borrowers have the right to call or prepay obligations.

                                                                   Amortized             Fair
                                                                     Cost                Value
                                                                --------------      --------------
                                                                          (In thousands)
     Due in one year or less                                    $      27,363       $      27,400
     Due after one year through five years                            462,618             457,796
     Due after five years through ten years                           564,124             536,419
     Due after ten years                                              436,177             426,010
     Mortgage-backed securities                                       391,392             390,714
                                                                --------------      --------------
                                                                $   1,881,674       $   1,838,339
                                                                ==============      ==============

Concentrations of credit risk with respect to fixed maturities are limited due to the large number of issues owned and their dispersion across many different industries and geographic areas. Accordingly, at December 31, 1999, the Company had no significant concentration of credit risk.

The fair values for fixed maturities are primarily based on values obtained from independent pricing services. Such independent values are not available for private placement securities. The carrying amount of the Company's private placement securities, which is the Company's estimate of fair value, was $275,600,000 and $254,400,000 at December 31, 1999 and 1998, respectively. In order to determine the carrying value of private placement securities, the Company uses market values of public securities of similar credit quality, yields, coupon rate, maturity, type of issue, and other market data.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 3 -- INVESTMENTS (CONTINUED)

Mortgage loans are collateralized by properties located throughout the United States. At December 31, 1999, approximately 12% and 18% of the mortgages were collateralized by properties located in New York and California, respectively. All of the mortgage loans at December 31, 1999, are in good standing, and the Company was not holding any valuation allowances related to such loans. Mortgage loans outstanding at December 31 are summarized as follows (in thousands):

                                                      1999                             1998
                                            -------------------------        ------------------------
               Commercial                   $      306,264       87%         $      145,525       88%
               Agricultural                         46,496       13%                 19,642       12%
                                            --------------   --------        --------------   --------
                                            $      352,760      100%         $      165,167      100%
                                            ==============   ========        ==============   ========

The carrying amount of policy loans and mortgage loans approximates fair value because the interest rates on these loans approximate market rates.

The Company's short-term balances are invested in the Metropolitan Money Market Pool (the Pool) which is managed by MetLife for the benefit of its subsidiaries. The Pool invests solely in instruments having a maturity of one year or less. At December 31, 1999, the interest rate on the Pool was 5.8%.

On February 5, 1998, the Company entered into an interest-rate cap agreement with a large counterparty for the purpose of minimizing exposure to fluctuations in interest rates in its policyholders liabilities. An interest-rate cap is a contract whereby one party agrees to pay a premium at the inception of the contract in exchange for the assumption of risk that the market interest rate will exceed the cap rate. Under the interest-rate cap agreement, the counterparty agrees to pay the Company, on a quarterly basis, an amount by which the 5-year Constant Maturity Treasury Rate exceeds the interest-rate cap of 7.90% applied to the notional amount of $250,000,000. The 5-year Constant Maturity Treasury Rate was 6.33% as of December 31, 1999, and the fair value of the interest-rate cap as of that date was $114,000. The interest-rate cap agreement expires February 9, 2001.

Any income or expense from the interest-rate cap is recorded on an accrual basis as an adjustment to the yield of the related interest-bearing liabilities in the periods covered by the contract. The Company is exposed to a potential loss in the event of non-performance by the counterparty, although such non-performance is not anticipated.

The Company places its temporary cash investments with high-credit quality financial institutions and, by corporate policy, limits the amount of credit exposure to any one financial institution.

At December 31, 1999, investment securities having an amortized cost of $5,568,000 were on deposit with various states in accordance with state insurance department requirements.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 3 - INVESTMENTS (CONTINUED)

Investment income by major category of investment is summarized as follows (in thousands):
                                                         1999           1998
                                                     ------------   ------------

     Fixed maturities                                $   148,693    $   162,836
     Mortgage loans                                       19,332          3,288
     Policy loans                                          1,806          1,294
     Short-term investments                                2,413          3,795
     Other investments                                       303            443
                                                     ------------   ------------
                                                         172,547        171,656
     Investment expenses                                  (5,640)        (5,907)
                                                     ------------   ------------

                            Net investment income    $   166,907    $   165,749
                                                     ============   ============

The Company has no significant amounts of non-income producing investments.


NOTE 4 -- NOTES PAYABLE

Notes payable consist of the following as of December 31, 1999 and 1998 (in thousands):

     Surplus note due to SFG, 5% annual interest payable
     monthly, principal payable upon regulatory approval            $  25,000

     Surplus note due to SFG, interest based on LIBOR plus .75%, interest payable monthly, principal payable upon regulatory approval (6.57% at December 31, 1999) 10,000
                                                                    ----------
                                                                       $  35,000
                                                                    ==========
There are no principal payments due on the notes payable during the next five years.

Interest paid by the Company totaled $1,063,000 in 1999 and $2,150,000 in 1998.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 5 -- INCOME TAXES

The liability for federal income taxes includes deferred taxes of $18,771,000 and $36,772,000 at December 31, 1999 and 1998, respectively. Significant components of these deferred taxes are as follows (in thousands):

                                                                           1999               1998
                                                                       ------------       ------------
Deferred tax liabilities:
     Deferred policy acquisition costs                                 $    53,995        $    48,952
     Fixed maturities                                                                          16,788
     Other assets                                                            3,167              3,441
                                                                       ------------       ------------
                            Total deferred tax liabilities                  57,162             69,181

Deferred tax assets:
     Policyholder liabilities                                               11,557             10,095
     Liabilities for separate accounts                                      17,259             16,778
     Fixed maturities                                                        4,111
     Other liabilities                                                       5,172              5,296
     Other, net                                                                292                240
                                                                       ------------       ------------
                                 Total deferred tax assets                  38,391             32,409
                                                                       ------------       ------------

                              Net deferred tax liabilities             $    18,771        $    36,772
                                                                       ============       ============

Income taxes paid by the Company were $5,225,000 in 1999 and $12,401,000 in 1998.

The following is a reconciliation of the federal income tax at the statutory rate of 35% with the income tax provision as shown in the accompanying financial statements (in thousands):
                                                        1999             1998
                                                    ------------    ------------
     Federal income tax at 35%                      $    10,825     $    10,657
     Dividends received deduction                        (1,444)           (905)
     Other                                                 (414)           (261)
                                                    ------------    ------------

             Provision for income tax expense       $     8,967     $     9,491
                                                    ============    ============


NOTE 6 -- CAPITAL LEASE

Security First Life has a lease for office space that expires in 2014. This lease is treated as a capital lease for financial reporting purposes.

The property under capital lease is net of accumulated amortization of $9,061,000 in 1999 and $8,481,000 in 1998. Lease amortization expense was $580,000 in 1999 and 1998.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 6 -- CAPITAL LEASE (CONTINUED)

The Company subleases space on an annual basis to SFG to use as its home office. Related income offset against the lease costs was $1,694,000 and $1,660,000 for the years ended December 31, 1999 and 1998, respectively. Future payments under the lease are as follows (in thousands):

           2000                                                     $    2,166
           2001                                                          2,166
           2002                                                          2,166
           2003                                                          2,166
           2004                                                          2,166
           Thereafter                                                   20,387
                                                                    -----------
                                 Total minimum rental payments          31,217

                                  Amount representing interest         (16,440)
                                                                    -----------
                      Present value of minimum rental payments      $   14,777
                                                                    ===========


NOTE 7 -- RELATED PARTY TRANSACTIONS

The Company has marketing and administrative agreements with SFG under which SFG provides most of the Company's marketing and policyholder administration services. Amounts incurred under these agreements were $58,595,000 and $51,658,000 for 1999 and 1998, respectively. A substantial portion of these amounts are commissions and are deferred as policy acquisition costs.

The Company has management agreements with SFG under which the latter provides certain personnel, administrative services and office space. Amounts incurred under these agreements were $3,823,000 in 1999 and $3,883,000 in 1998.

The Company has marketing and administrative agreements with MetLife under which the latter provides certain marketing and policyholder administration services. Amounts incurred under these agreements were $7,405,000 in 1999 and $716,000 in 1998.

The Company has investment advisory agreements with Security First Investment Management Corporation, a subsidiary of SFG. Fees of $5,681,000 and $5,772,000 were paid in 1999 and 1998, respectively, pursuant to these agreements.

In June 1999, the Company paid a dividend of $10,000,000 to its parent.

SECURITY FIRST LIFE INSURANCE COMPANY

NOTE 8 - OTHER COMPREHENSIVE INCOME (LOSS)

The following table sets forth the reclassification adjustments required to avoid double-counting in other comprehensive income (loss) items that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        1999             1998
                                                    ------------    ------------
     Holding gains (losses) on investments
       arising during the year                      $   (59,183)    $    14,394
     Income tax effect of holding losses (gains)         20,714          (5,038)
     Reclassification adjustments:
       Realized gains on investments
         included in net income                          (2,875)        (25,010)
       Income tax effect of realized gains                1,006           8,754
                                                    ------------    ------------

         Net unrealized investment losses           $   (40,338)    $    (6,900)
                                                    ============    ============


NOTE 9 -- IMPACT OF YEAR 2000 (unaudited)

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has implemented a plan to resolve the issue. The Company believes that, with the modifications made to existing software and conversions to new software and hardware, the Year 2000 will not pose significant operational problems for the Company's computer systems. However, there can be no assurances that the Year 2000 plan of the Company or that of its vendors or third parties have resolved all Year 2000 issues.


NOTE 10 - SUBSEQUENT EVENTS

In January 2001, SFG announced that it would cease operations in its current Los Angeles location effective on or about June 30, 2001. Following that date, all services previously provided to the Company by SFG will be provided at a different location or through MetLife or its subsidiaries.

SECURITY FIRST LIFE INSURANCE COMPANY

BALANCE SHEETS
DECEMBER 31, 2000 (UNAUDITED) AND 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------


ASSETS                                                 2000              1999
                                                    (UNAUDITED)

INVESTMENTS:
  Fixed maturities                                  $1,781,383       $1,838,339
  Mortgage loans                                       423,711          352,760
  Policy loans                                          37,908           32,280
  Short-term investments                                57,927           66,380
  Other investments                                      1,954            1,452
                                                    -----------      -----------

           Total investments                         2,302,883        2,291,211

CASH AND CASH EQUIVALENTS                                  834            2,557

ACCRUED INVESTMENT INCOME                               27,381           33,423

DEFERRED POLICY ACQUISITION COSTS                      164,905          182,734

OTHER ASSETS:
  Assets held in separate accounts                   1,976,874        2,049,335
  Property under capital lease                           7,780            8,360
  Other                                                  9,817            4,297
                                                    -----------      -----------

           Total other assets                        1,994,471        2,061,992
                                                    -----------      -----------

TOTAL ASSETS                                         $4,490,474       $4,571,917
                                                    ===========      ===========


SECURITY FIRST LIFE INSURANCE COMPANY

BALANCE SHEETS
DECEMBER 31, 2000 (UNAUDITED) AND 1999 (IN THOUSANDS)
------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDER'S EQUITY                             2000             1999
                                                             (UNAUDITED)
LIABILITIES:
  Policyholder liabilities                                    $ 2,194,205     $ 2,247,045
  Liabilities related to separate accounts                      1,976,874       2,049,335
  Obligation under capital lease                                   14,377          14,777
  Notes payable to parent                                          35,000          35,000
  Federal income taxes                                             29,014          21,280
  Other                                                             8,992           5,075
                                                              ------------    ------------

           Total liabilities                                    4,258,462       4,372,512

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:
  Preferred stock, $1 par value; authorized, issued and
    outstanding - 200,000 shares                                      200             200
  Common stock, $200 par value; authorized - 15,000 shares
    issued and outstanding - 11,000 shares                          2,300           2,300
  Additional paid-in capital                                       48,047          48,047
  Retained earnings                                               182,206         161,266
  Accumulated other comprehensive loss                               (741)        (12,408)
                                                              ------------    ------------

Total stockholder's equity                                        232,012         199,405
                                                              ------------    ------------

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                    $ 4,490,474     $ 4,571,917
                                                              ============    ============

SECURITY FIRST LIFE INSURANCE COMPANY

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000 (UNAUDITED) AND 1999 (IN THOUSANDS)
--------------------------------------------------------------------------------


                                                            2000         1999
                                                        (UNAUDITED)

REVENUES:
  Net investment income                                  $ 168,789    $ 166,907
  Annuity product income                                    39,354       30,282
  Net realized investment gains                             (7,871)       2,875
                                                          ----------  ----------

           Total revenues                                  200,272      200,064

BENEFITS AND EXPENSES:
  Interest credited to policyholders                       107,576      109,568
  Benefits in excess of policyholder liabilities            10,554        5,451
  Amortization of deferred policy acquisition costs         21,573       23,948
  Operating expenses                                        32,853       30,169
                                                         ----------   ----------

           Total benefits and expenses                     172,556      169,136
                                                         ----------   ----------

INCOME BEFORE INCOME TAX EXPENSE                            27,716       30,928

INCOME TAX EXPENSE:
  Current                                                    1,682        5,706
  Deferred                                                   5,094        3,261
                                                         ----------   ----------

           Total income tax expenses                         6,776        8,967
                                                         ----------   ----------

NET INCOME                                               $  20,940    $  21,961
                                                         ==========   ==========

                     SECURITY FIRST LIFE SEPARATE ACCOUNT A

        STATEMENTS OF ASSETS AND LIABILITIES AS OF DECEMBER 31, 1999 AND 1998, AND THE RELATED STATEMENTS OF OPERATIONS AND STATEMENTS OF CHANGES
         IN NET ASSETS FOR THE PERIODS ENDED DECEMBER 31, 1999 AND 1998






INDEPENDENT AUDITORS' REPORT

Board of Directors
Security First Life Insurance Company:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of the Security First Life Separate Account A (the "Separate Account") Series B, G, T, P, I, FA, FG, FI, FO, FM, SU, SV, AS, SI, FC, FE, NG, NP, JW, MFSG, MFSR, MFND, AC, AB, AV, AI, FDE, FDH, FDA, FDG, OB, OG, OM, OS, OSM, VKEM, VKER, and VKS, as of December 31, 1999, and the related statements of operations for the year then ended (as to Series MFSG, MFSR, MFND, AC, AB, AV, AI, FDE, FDH, FDA, FDG, OB, OG, OM, OS, OSM, VKEM, VKER, and VKS, for the period from commencement of operations through December 31, 1999) and statements of changes in net assets for the periods ended December 31, 1999 and 1998. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of each of the respective Series constituting the Security First Life Separate Account A as of December 31, 1999, and the results of their operations for the year then ended (as to Series MFSG, MFSR, MFND, AC, AB, AV, AI, FDE, FDH, FDA, FDG, OB, OG, OM, OS, OSM, VKEM, VKER, and VKS, for the period of commencement of operations through December 31, 1999) and the changes in their net assets for the periods ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche LLP

March 29, 2000, except for Note 7, as to which the date is January 30, 2001

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999


                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS


Investments

Security First Trust - Bond Series (6,786,583 shares at net asset value of $3.71 per share;
  cost $27,106,455)                                   $  25,191,031

Security First Trust - T. Rowe Price Growth and
  Income Series (22,317,788 shares at net asset
  value of $16.15 per share; cost $334,640,818)                       $ 360,352,119

T. Rowe Price Growth Stock Fund, Inc. (3,788,676
  shares at net asset value of $33.27 per share;
  cost $105,815,581)                                                                  $ 126,049,240

T. Rowe Price Prime Reserve Fund, Inc. (1,108,929
  shares at net asset value of $1.00 per share;
  cost $1,108,929)                                                                                    $   1,108,929

T. Rowe Price International Stock Fund, Inc.
  (1,229,297 shares at net asset value of $19.03
  per share; cost $17,797,679)                                                                                        $  23,393,520

Receivable from Security First Life Insurance
  Company for purchases                                       6,922         132,359         123,242             255          58,609

Receivable from Mutual Funds                                  1,844          19,406

Other assets                                                  3,941          12,521
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS        25,203,738     360,516,405     126,172,482       1,109,184      23,452,129


The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES


Payable to Security First Life Insurance Company
  for mortality and expense risk                      $      26,945   $     359,849   $      91,652   $         794   $      16,513

Payable to Security First Life Insurance Company
  for redemptions                                            11,917          47,957          30,481              17          44,810

Payable to Mutual Funds                                       6,787         144,335
                                                      --------------  --------------  --------------  --------------  --------------
                                TOTAL LIABILITIES            45,649         552,141         122,133             811          61,323


NET ASSETS

Cost to Investors

  Series B Accumulation Units                            27,073,513
  Series G Accumulation Units                                           334,252,963
  Series T Accumulation Units                                                           105,816,690
  Series P Accumulation Units                                                                             1,108,373
  Series I Accumulation Units                                                                                            17,794,965
                                                      --------------  --------------  --------------  --------------  --------------

Accumulated undistributed income (loss)
  Net unrealized appreciation (depreciation)             (1,915,424)     25,711,301      20,233,659                       5,595,841
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $  25,158,089   $ 359,964,264   $ 126,050,349   $   1,108,373   $  23,390,806
                                                      ==============  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999

                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME


Dividends                                             $   1,403,470   $  22,170,067   $  17,837,321   $      45,456   $   1,206,085

Other investment income                                         332          25,546           1,991              40           9,136
                                                      --------------  --------------  --------------  --------------  --------------
                                                          1,403,802      22,195,613      17,839,312          45,496       1,215,221

EXPENSES

Charges for mortality and expense risk                      304,241       4,128,378         983,398           8,764         165,545
                                                      --------------  --------------  --------------  --------------  --------------
                            NET INVESTMENT INCOME         1,099,561      18,067,235      16,855,914          36,732       1,049,676

INVESTMENT GAINS (LOSSES)

  Realized investment gains                                 109,245      12,235,449       5,120,118                         710,854


  Change in unrealized appreciation (depreciation)
    on investments during the year                       (2,136,059)     (7,094,433)         69,326                       4,098,232
                                                      --------------  --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)        (2,026,814)      5,141,016       5,189,444                       4,809,086
                                                      --------------  --------------  --------------  --------------  --------------

                INCREASE (DECREASE) IN NET ASSETS
                        RESULTING FROM OPERATIONS     $    (927,253)  $  23,208,251   $  22,045,358   $      36,732   $   5,858,762
                                                      ==============  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1999


                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income                               $   1,099,561   $  18,067,235   $  16,855,914   $      36,732   $   1,049,676

  Realized investment gains                                 109,245      12,235,449       5,120,118                         710,854

  Change in unrealized appreciation (depreciation)
    on investments during the year                       (2,136,059)     (7,094,433)         69,326                       4,098,232
                                                      --------------  --------------  --------------  --------------  --------------

    Increase (decrease) in net assets resulting
      from operations                                      (927,253)     23,208,251      22,045,358          36,732       5,858,762

Increase (decrease) in net assets resulting from
  capital unit transactions                               2,851,209      26,965,828        (910,355)        266,189         (67,784)
                                                      --------------  -------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS         1,923,956      50,174,079      21,135,003         302,921       5,790,978

                  NET ASSETS AT BEGINNING OF YEAR        23,234,133     309,790,185     104,915,346         805,452      17,599,828
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $  25,158,089   $ 359,964,264   $ 126,050,349   $   1,108,373   $  23,390,806
                                                      ==============  ==============  ==============  ==============  ==============
The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1998

                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------

OPERATIONS

  Net investment income                               $     959,370   $  19,734,169   $  12,109,185   $      43,886   $     504,359

  Realized investment gains (losses)                        (19,304)      7,584,807       3,061,047                         843,474

  Change in unrealized appreciation (depreciation)
    on investments during the year                           84,731      (4,879,643)      6,257,690                         990,607
                                                      --------------  --------------  --------------  --------------  --------------

    Increase in net assets resulting from operations      1,024,797      22,439,333      21,427,922          43,886       2,338,440

Increase (decrease) in net assets resulting from
    capital unit transactions                             9,496,806      51,531,944       4,047,047        (394,702)       (664,319)
                                                      --------------  --------------  --------------  --------------  --------------

          TOTAL INCREASE (DECREASE) IN NET ASSETS        10,521,603      73,971,277      25,474,969        (350,816)      1,674,121

                  NET ASSETS AT BEGINNING OF YEAR        12,712,530     235,818,908      79,440,377       1,156,268      15,925,707
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $  23,234,133   $ 309,790,185   $ 104,915,346   $     805,452   $  17,599,828
                                                      ==============  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                               Carrying      Unrealized
                                                                                Value        Appreciation        Cost
Series                    Name of Issue                         Shares         (Note A)     (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

   B    Security First Trust Bond Series -- capital shares      6,786,583   $  25,191,031   $  (1,915,424)  $  27,106,455

   G    Security First Trust T. Rowe Price Growth and Income
          Series -- capital shares                             22,317,788   $ 360,352,119   $  25,711,301   $ 334,640,818

   T    T. Rowe Price Growth Stock Fund, Inc. -- capital
          shares                                                3,788,676   $ 126,049,240   $  20,233,659   $ 105,815,581

   P    T. Rowe Price Prime Reserve Fund, Inc. -- capital
          shares                                                1,108,929   $   1,108,929                   $   1,108,929

   I    T. Rowe Price International Stock Fund, Inc. --
          capital shares                                        1,229,297   $  23,393,520   $   5,595,841   $  17,797,679




Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------

ASSETS

Investments

  Fidelity Investments - VIP Asset Manager Portfolio
    (11,983,713 shares at net asset value of $18.67
    per share; cost $196,691,865)                     $ 223,735,920

  Fidelity Investments - VIP Growth Portfolio
    (8,205,473 shares at net asset value of $54.93
    per share; cost $294,648,053)                                     $ 450,726,640

  Fidelity Investments - VIP Index 500 Portfolio  (1,821,921 shares at net asset value of $167.41
    per share; cost $220,681,467)                                                     $ 305,007,745

  Fidelity Investments - VIP Overseas Portfolio
    (947,964 shares at net asset value of $27.44 per
    share; cost $17,553,032)                                                                          $  26,012,138

  Fidelity  Investments - VIP Money Market Portfolio  (38,203,078  shares at net asset value of $1.00 per
    share; cost $38,203,078)                                                                                          $  38,203,078

Receivable from Security First Life Insurance Company
    for purchases                                            66,418         200,407         175,697           2,300         207,900

Receivable from Mutual Funds                                  5,775          15,876          43,752           2,610         122,960

Other assets                                                                 13,758           6,472           5,058         384,094
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS       223,808,113     450,956,681     305,233,666      26,022,106      38,918,032

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999


                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance Company
    for mortality and expense risk                    $     240,925   $     457,117   $     319,041   $      25,853   $      40,922

  Payable to Security First Life Insurance Company
    for redemptions                                          61,044          76,993         114,211           9,080          14,372

  Payable to Mutual Funds                                    33,076         153,684         423,027           3,232         144,229

  Other liabilities                                          13,336
                                                      --------------  --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES           348,381         687,794         856,279          38,165         199,523


NET ASSETS

  Cost to Investors
    Series FA Accumulation Units                        196,415,677
    Series FG Accumulation Units                                        294,190,300
    Series FI Accumulation Units                                                        220,051,109
    Series FO Accumulation Units                                                                         17,524,835
    Series FM Accumulation Units                                                                                         38,718,509

  Accumulated undistributed income
    Net unrealized appreciation                          27,044,055     156,078,587      84,326,278       8,459,106
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $ 223,459,732   $ 450,268,887   $ 304,377,387   $  25,983,941   $  38,718,509
                                                      ==============  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999

                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------

INVESTMENT INCOME

  Dividends                                           $  13,910,155   $  32,814,425   $   3,290,355   $     720,428   $   1,597,752

  Other investment income (expense)                          14,271         162,995          63,438           2,044          (9,555)
                                                      --------------  --------------  --------------  --------------  --------------
                                                         13,924,426      32,977,420       3,353,793         722,472       1,588,197

EXPENSES

  Charges for mortality and expense risk                  2,609,688       4,386,807       3,103,986         251,694         413,482
                                                      --------------  --------------  --------------  --------------  --------------
                            NET INVESTMENT INCOME        11,314,738      28,590,613         249,807         470,778       1,174,715

INVESTMENT GAINS

  Realized investment gains                               1,839,949       6,545,755       4,894,662         291,342

  Change in unrealized appreciation on investments
    during the year                                       6,030,115      77,794,347      38,917,297       6,748,247
                                                      --------------  --------------  --------------  --------------

                             NET INVESTMENT GAINS         7,870,064      84,340,102      43,811,959       7,039,589
                                                      --------------  --------------  --------------  --------------  --------------


            INCREASE IN NET ASSETS RESULTING FROM
                                       OPERATIONS     $  19,184,802   $ 112,930,715   $  44,061,766   $   7,510,367   $   1,174,715
                                                      ==============  ==============  ==============  ==============  ==============

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1999

                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income                               $  11,314,738   $  28,590,613   $     249,807   $     470,778   $   1,174,715

  Realized investment gains                               1,839,949       6,545,755       4,894,662         291,342

  Change in unrealized appreciation on investments
    during the year                                       6,030,115      77,794,347      38,917,297       6,748,247
                                                      --------------  --------------  --------------  --------------  --------------

    Increase in net assets resulting from operations     19,184,802     112,930,715      44,061,766       7,510,367       1,174,715

Increase in net assets resulting from capital unit
    transactions                                         20,710,643      55,264,672      69,176,105         663,884       8,554,036
                                                      --------------  --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS        39,895,445     168,195,387     113,237,871       8,174,251       9,728,751

                  NET ASSETS AT BEGINNING OF YEAR       183,564,287     282,073,500     191,139,516      17,809,690      28,989,758
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $ 223,459,732   $ 450,268,887   $ 304,377,387   $  25,983,941   $  38,718,509
                                                      ==============  ==============  ==============  ==============  ==============



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1998


                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income                               $  15,390,502   $  22,846,012   $   2,345,354   $     990,905   $     991,930

  Realized investment gains                               1,136,760       3,658,231       1,872,638         274,752

  Change in unrealized appreciation on investments
    during the year                                       3,869,393      47,453,828      29,570,696         487,659
                                                      --------------  --------------  --------------  --------------  --------------

    Increase in net assets resulting from operations     20,396,655      73,958,071      33,788,688       1,753,316         991,930

Increase in net assets resulting from capital unit
    transactions                                         29,077,086      27,405,819      63,395,211         819,382       5,318,459
                                                      --------------  --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS        49,473,741     101,363,890      97,183,899       2,572,698       6,310,389


                  NET ASSETS AT BEGINNING OF YEAR       134,090,546     180,709,610      93,955,617      15,236,992      22,679,369
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $ 183,564,287   $ 282,073,500   $ 191,139,516   $  17,809,690   $  28,989,758
                                                      ==============  ==============  ==============  ==============  ==============



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                               Carrying
                                                                                Value         Unrealized         Cost
Series                Name of Issue                            Shares          (Note A)      Appreciation      (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------


  FA    Fidelity Investments - VIP Asset Manager Portfolio
          -- capital shares                                    11,983,713   $ 223,735,920   $  27,044,055   $ 196,691,865

  FG    Fidelity Investments - VIP Growth Portfolio --
          capital shares                                        8,205,473   $ 450,726,640   $ 156,078,587   $ 294,648,053

  FI    Fidelity Investments - VIP Index 500 Portfolio --
          capital shares                                        1,821,921   $ 305,007,745   $  84,326,278   $ 220,681,467

  FO    Fidelity Investments - VIP Overseas Portfolio --
          capital shares                                          947,964   $  26,012,138   $   8,459,106   $  17,553,032

  FM    Fidelity Investments - VIP Money Market Portfolio
          -- capital shares                                    38,203,078   $  38,203,078                   $  38,203,078



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------

ASSETS

Investments

  Security First Trust - U.S. Government
     Income Series (6,683,726 shares at
     net asset value of $4.82 per share;
     cost $34,990,320)                     $  32,228,326

  Security First Trust - Equity Series
     (6,856,873 shares at net asset value
     of $9.21 per share; cost $49,019,414)                $  63,145,367

  Alger American Small Capitalization
     Portfolio (1,583,775 shares at net
     asset value of $55.15 per share;
     cost $64,184,217)                                                   $  87,345,018

  Scudder International Portfolio (933,038
     shares at net asset value of $20.34
     per share; cost $13,538,450)                                                       $  18,977,998

  Fidelity Investments - VIP Contrafund Portfolio
     (7,543,733 shares at net asset value of $29.15
     per share; cost $151,078,515)                                                                     $ 219,899,818

  Fidelity  Investments - VIP Equity Income Portfolio  (1,422,609  shares at net asset value of $25.71
     per share; cost $33,137,890)                                                                                     $  36,575,287

Receivable from Security First Life
  Insurance Company for purchases                                   430         74,938         32,675        164,742

Receivable from mutual funds                       7,046         12,567            979            287                        16,040

Other assets                                       3,941            351          5,548        221,871         26,216
                                           -------------- -------------- -------------- -------------- -------------- --------------

                            TOTAL ASSETS      32,239,313     63,158,715     87,426,483     19,232,831    220,090,776     36,591,327

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
LIABILITIES

  Payable to Security First Life
     Insurance Company for mortality and
     expense risk                          $      34,683  $      64,047  $     120,987  $      21,325  $     239,292  $      42,963

  Payable to Security First Life
     Insurance Company for redemptions            12,954         15,337         18,546          1,439         52,512         22,254

  Payable to Mutual Funds                                                       19,541        119,156        149,201

  Other liabilities                                   71                                                                     13,667
                                           -------------- -------------- -------------- -------------- -------------- --------------
                       TOTAL LIABILITIES          47,708         79,384        159,074        141,920        441,005         78,884


NET ASSETS

  Cost to Investors
     Series SU Accumulation Units             34,953,599
     Series SV Accumulation Units                            48,953,378
     Series AS Accumulation Units                                           64,106,608
     Series SI Accumulation Units                                                          13,651,363
     Series FC Accumulation Units                                                                        150,828,468
     Series FE Accumulation Units                                                                                        33,075,046

   Accumulated undistributed income (loss)
     Net unrealized appreciation
       (depreciation)                         (2,761,994)    14,125,953     23,160,801      5,439,548     68,821,303      3,437,397
                                           -------------- -------------- -------------- -------------- -------------- --------------

    NET ASSETS APPLICABLE TO OUTSTANDING
                        UNITS OF CAPITAL   $  32,191,605  $  63,079,331  $  87,267,409  $  19,090,911  $ 219,649,771  $  36,512,443
                                           ============== ============== ============== ============== ============== ==============



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1999

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------

INVESTMENT INCOME

  Dividends                                $   1,835,812  $   2,074,076  $   7,425,518  $   1,048,038  $   5,840,616  $   1,457,862

  Other investment income (expense)                2,878         (9,816)        41,563         28,489         46,296          5,211
                                           -------------- -------------- -------------- -------------- -------------- --------------

                                               1,838,690      2,064,260      7,467,081      1,076,527      5,886,912      1,463,073

EXPENSES

  Charges for mortality and expense risk         415,652        720,902        866,065        164,346      2,336,657        479,910
                                           -------------- -------------- -------------- -------------- -------------- --------------

                   NET INVESTMENT INCOME       1,423,038      1,343,358      6,601,016        912,181      3,550,255        983,163

INVESTMENT GAINS (LOSSES)

  Realized investment gains                       54,787      2,002,168        454,345        142,518        916,728        456,712

  Change in unrealized appreciation
     (depreciation) on investments during
     the year                                 (2,770,882)     7,136,550     18,105,055      4,956,713     33,147,421        (25,221)
                                           -------------- -------------- -------------- -------------- -------------- --------------

           NET INVESTMENT GAINS (LOSSES)      (2,716,095)     9,138,718     18,559,400      5,099,231     34,064,149        431,491
                                           -------------- -------------- -------------- -------------- -------------- --------------

       INCREASE (DECREASE) IN NET ASSETS
               RESULTING FROM OPERATIONS   $  (1,293,057) $  10,482,076  $  25,160,416  $   6,011,412  $  37,614,404  $   1,414,654
                                           ============== ============== ============== ============== ============== ==============



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1999

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
OPERATIONS

  Net investment income                    $   1,423,038  $   1,343,358  $   6,601,016  $     912,181  $   3,550,255  $     983,163

  Realized investment gains                       54,787      2,002,168        454,345        142,518        916,728        456,712

  Change in unrealized appreciation
     (depreciation) on investments during
     the year                                 (2,770,882)     7,136,550     18,105,055      4,956,713     33,147,421        (25,221)
                                           -------------- -------------- -------------- -------------- -------------- --------------

     Increase (decrease) in net assets
       resulting from operations              (1,293,057)    10,482,076     25,160,416      6,011,412     37,614,404      1,414,654

Increase (decrease) in net assets
  resulting from capital unit transactions      (635,379)    (4,085,736)     5,738,963      3,642,268     43,076,409      5,391,237
                                           -------------- -------------- -------------- -------------- -------------- --------------
 TOTAL INCREASE (DECREASE) IN NET ASSETS      (1,928,436)     6,396,340     30,899,379      9,653,680     80,690,813      6,805,891

         NET ASSETS AT BEGINNING OF YEAR      34,120,041     56,682,991     56,368,030      9,437,231    138,958,958     29,706,552
                                           -------------- -------------- -------------- -------------- -------------- --------------

               NET ASSETS AT END OF YEAR   $  32,191,605  $  63,079,331  $  87,267,409  $  19,090,911  $ 219,649,771  $  36,512,443
                                           ============== ============== ============== ============== ============== ==============




The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 1998

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
OPERATIONS

  Net investment income                    $   2,006,461  $   8,449,826  $   5,541,957  $     801,671  $   3,329,753  $     844,085

  Realized investment gains                      470,994      2,605,216        102,996         64,102        366,723        138,866

  Change in unrealized appreciation
     (depreciation) on investments during
     the year                                   (431,106)      (368,196)     1,125,962        276,761     23,673,455      1,165,945
                                           -------------- -------------- -------------- -------------- -------------- --------------

  Increase in net assets resulting from
     operations                                2,046,349     10,686,846      6,770,915      1,142,534     27,369,931      2,148,896

Increase (decrease) in net assets
  resulting from capital unit transactions    (2,489,172)    (7,205,804)     8,370,663      1,953,836     36,638,201     10,085,157
                                           -------------- -------------- -------------- -------------- -------------- --------------

 TOTAL INCREASE (DECREASE) IN NET ASSETS        (442,823)     3,481,042     15,141,578      3,096,370     64,008,132     12,234,053

         NET ASSETS AT BEGINNING OF YEAR      34,562,864     53,201,949     41,226,452      6,340,861     74,950,826     17,472,499
                                           -------------- -------------- -------------- -------------- -------------- --------------

               NET ASSETS AT END OF YEAR   $  34,120,041  $  56,682,991  $  56,368,030  $   9,437,231  $ 138,958,958  $  29,706,552
                                           ============== ============== ============== ============== ============== ==============


The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying        Unrealized
                                                                               Value         Appreciation         Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

  SU    Security First Trust U.S. Government Income Series
          -- capital shares                                     6,683,726   $  32,228,326   $  (2,761,994)  $  34,990,320

  SV    Security First Trust Equity Series -- capital shares    6,856,873   $  63,145,367   $  14,125,953   $  49,019,414

  AS    Alger American Small Capitalization Portfolio --
          capital shares                                        1,583,775   $  87,345,018   $  23,160,801   $  64,184,217

  SI    Scudder International Portfolio -- capital shares         933,038   $  18,977,998   $   5,439,548   $  13,538,450

  FC    Fidelity Investments - VIP Contrafund Portfolio --
          capital shares                                        7,543,733   $ 219,899,818   $  68,821,303   $ 151,078,515

  FE    Fidelity Investments - VIP Equity Income Portfolio
          -- capital shares                                     1,422,609   $  36,575,287   $   3,437,397   $  33,137,890



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.


The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

                                                        Series NG       Series NP       Series JW      Series MFSG*    Series MFSR*
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments

   Neuberger & Berman Genesis Trust
     (53,022 shares at net asset value of $21.04
     per share; cost $1,119,103)                      $   1,115,589

   Neuberger & Berman Partner's Trust
     (96,619 shares at net asset value of $17.98
     per share; cost $1,796,480)                                      $   1,737,205

   Janus Aspen Worldwide Growth Portfolio
     (113,519 shares at net asset value of $47.75
     per share; cost $3,575,840)                                                      $   5,420,546

   MFS Growth with Income Series (491 shares at net
     asset value of $21.31 per share; cost $10,041)                                                   $      10,463

   MFS Research Series (637 shares at net asset
     value of $23.34 per share; cost $14,304)                                                                         $      14,879


Receivable from Security First Life Insurance
     Company for purchases                                                                    4,483                              56

Other assets                                                                                                                  4,010
                                                      --------------  --------------  --------------  --------------  --------------
                                     TOTAL ASSETS         1,115,589       1,737,205       5,425,029          10,463          18,945


*Series MFSG and MFSR commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                        Series NG       Series NP       Series JW      Series MFSG*    Series MFSR*
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance Company
     for mortality and expense risk                   $         816   $       1,293   $       3,600   $          11   $          12

  Payable to Mutual Funds                                       110             459           2,879                           4,010
                                                      --------------  --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES               926           1,752           6,479              11           4,022


NET ASSETS

   Cost to Investors
     Series NG Accumulation Units                         1,118,177
     Series NP Accumulation Units                                         1,794,728
     Series JW Accumulation Units                                                         3,573,844
     Series MFSG Accumulation Units                                                                          10,030
     Series MFSR Accumulation Units                                                                                          14,348

   Accumulated undistributed income (loss)
     Net unrealized appreciation (depreciation)              (3,514)        (59,275)      1,844,706             422             575
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING

                                 UNITS OF CAPITAL     $   1,114,663   $   1,735,453   $   5,418,550   $      10,452   $      14,923
                                                      ==============  ==============  ==============  ==============  ==============




*Series MFSG and MFSR commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

PERIOD ENDED DECEMBER 31, 1999

                                                         Series NG       Series NP      Series JW      Series MFSG*    Series MFSR*
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME

  Dividends                                           $       5,824   $     129,575   $       5,329

  Other investment income (expense)                            (792)         (3,179)         (4,041)              1              55
                                                      --------------  --------------  --------------  --------------  --------------

                                                              5,032         126,396           1,288               1              55

EXPENSES

  Charges for mortality and expense risk                      9,116          14,335          26,189              12              12
                                                      --------------  --------------  --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)            (4,084)        112,061         (24,901)            (11)             43

INVESTMENT GAINS (LOSSES)

  Realized investment gains (losses)                        (43,186)          6,155          68,675                             253

  Change in unrealized appreciation (depreciation)
     on investments during the period                        71,114         (18,909)      1,768,384             422             575
                                                      --------------  --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)            27,928         (12,754)      1,837,059             422             828
                                                      --------------  --------------  --------------  --------------  --------------

 INCREASE IN NET ASSETS RESULTING FROM OPERATIONS     $      23,844   $      99,307   $   1,812,158   $         411   $         871

                                                      ==============  ==============  ==============  ==============  ==============


*Series MFSG and MFSR commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1999

                                                         Series NG       Series NP      Series JW      Series MFSG*    Series MFSR*
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income (loss)                        $      (4,084)  $     112,061   $    (24,901)   $        (11)   $          43

  Realized investment gains (losses)                        (43,186)          6,155          68,675                             253

  Change in unrealized appreciation (depreciation)
     on investments during the period                        71,114         (18,909)      1,768,384             422             575
                                                      --------------  --------------  --------------  --------------  --------------
     Increase in net assets resulting from operations        23,844          99,307       1,812,158             411             871

Increase (decrease) in net assets resulting from
  capital unit transactions                                 (44,802)        200,852       1,939,234          10,041          14,052
                                                      --------------  --------------  --------------  --------------  --------------
          TOTAL INCREASE (DECREASE) IN NET ASSETS           (20,958)        300,159       3,751,392          10,452          14,923

                NET ASSETS AT BEGINNING OF PERIOD         1,135,621       1,435,294       1,667,158
                                                      --------------  --------------  --------------  --------------  --------------

                      NET ASSETS AT END OF PERIOD     $   1,114,663   $   1,735,453   $   5,418,550   $      10,452   $      14,923
                                                      ==============  ==============  ==============  ==============  ==============

*Series MFSG and MFSR commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1998

                                                         Series NG*      Series NP*     Series JW*
                                                      --------------  --------------  --------------
OPERATIONS

  Net investment income                               $      14,537   $      34,456   $      27,048

  Realized investment gains (losses)                         (7,460)          9,874            (908)

  Change in unrealized appreciation (depreciation)
     on investments during the period                       (74,629)        (40,364)         76,323
                                                      --------------  --------------  --------------
     Increase (decrease) in net assets results from
       operations                                           (67,552)          3,966         102,463

Increase in net assets resulting from capital
  unit transactions                                       1,203,173       1,431,328       1,564,695
                                                      --------------  --------------  --------------
                     TOTAL INCREASE IN NET ASSETS         1,135,621       1,435,294       1,667,158

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------
                      NET ASSETS AT END OF PERIOD     $   1,135,621   $   1,435,294   $   1,667,158
                                                      ==============  ==============  ==============


*Series NG and NP commenced operations on January 9, 1998; Series JW commenced operations on January 8, 1998.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying        Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------


  NG    Neuberger & Berman Genesis Trust -- capital shares      53,022      $   1,115,589   $      (3,514)  $   1,119,103

  NP    Neuberger & Berman Partners Trust -- capital shares     96,619      $   1,737,205   $     (59,275)  $   1,796,480

  JW    Janus Aspen Worldwide Growth Portfolio -- capital
          shares                                               113,519      $   5,420,546   $   1,844,706   $   3,575,840

MFSG    MFS Growth with Income Series -- capital shares            491      $      10,463   $         422   $      10,041

MFSR    MFS Research Series -- capital shares                      637      $      14,879   $         575   $      14,304



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

                                                        Series AC*      Series AB*      Series AV*      Series AI*
                                                      --------------  --------------  --------------  --------------
ASSETS

Investments

   AIM VI Capital Appreciation Fund
     (630 shares at net asset value of $35.58
     per share; cost $20,091)                         $      22,398

   AIM VI Balanced Fund
     (8,678 shares at net asset value of $13.04
     per share; cost $103,903)                                        $     113,162

   AIM VI Value Fund
     (6,629 shares at net asset value of $33.50
     per share; cost $213,485)                                                        $     222,069

   AIM VI International Equity Fund
     (1,186 shares at net asset value of $29.29
     per share; cost $31,910)                                                                         $      34,732

Receivable from Security First Life Insurance
     Company for purchases                                      350                           2,211             350

Other assets                                                                                  8,521           6,516
                                                      --------------  --------------  --------------  --------------

                                     TOTAL ASSETS            22,748         113,162         232,801          41,598


*Series AC, AB, AV and AI commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                        Series AC*      Series AB*      Series AV*      Series AI*
                                                      --------------  --------------  --------------  --------------
LIABILITIES

   Payable to Security First Life Insurance Company
     for mortality and expense risk                   $          15   $         120   $        150    $          29

   Payable to Security First Life Insurance Company                                             14

   Payable to Mutual Funds                                                                    8,507           6,516
                                                      --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES                15             120           8,671           6,545


NET ASSETS

   Cost to Investors
     Series AC Accumulation Units                            20,426
     Series AB Accumulation Units                                           103,783
     Series AV Accumulation Units                                                           215,546
     Series AI Accumulation Units                                                                            32,231

   Accumulated undistributed income
     Net unrealized appreciation                              2,307           9,259           8,584           2,822
                                                      --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $      22,733   $     113,042   $     224,130   $      35,053
                                                      ==============  ==============  ==============  ==============

*Series AC, AB, AV and AI commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

PERIOD ENDED DECEMBER 31, 1999

                                                         Series AC*      Series AB*      Series AV*     Series AI*
                                                      --------------  --------------  --------------  --------------
INVESTMENT INCOME

   Dividends                                          $         215   $       1,778   $       1,594   $         841

   Other investment income                                      350             347           2,261             618
                                                      --------------  --------------  --------------  --------------

                                                                565           2,125           3,855           1,459

EXPENSES

   Charges for mortality and expense risk                        25             321             319              47
                                                      --------------  --------------  --------------  --------------

                            NET INVESTMENT INCOME               540           1,804           3,536           1,412

INVESTMENT GAINS (LOSSES)

   Realized investment gains (losses)                                          (153)          4,557           1,530

   Change in unrealized appreciation on investments
     during the period                                        2,307           9,259           8,584           2,822
                                                      --------------  --------------  --------------  --------------
                             NET INVESTMENT GAINS             2,307           9,106          13,141           4,352
                                                      --------------  --------------  --------------  --------------

                 INCREASE IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $       2,847   $      10,910   $      16,677   $       5,764
                                                      ==============  ==============  ==============  ==============


*Series AC, AB, AV and AI commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1999

                                                        Series AC*      Series AB*      Series AV*       Series AI*
                                                      --------------  --------------  --------------  --------------
OPERATIONS

   Net investment income                              $         540   $       1,804   $       3,536   $       1,412

   Realized investment gains (losses)                                          (153)          4,557           1,530

   Change in unrealized appreciation on investments
     during the period                                        2,307           9,259           8,584           2,822
                                                      --------------  --------------  --------------  --------------
     Increase in net assets resulting from operations         2,847          10,910          16,677           5,764

Increase in net assets resulting from capital unit
     transactions                                            19,886         102,132         207,453          29,289
                                                      --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS            22,733         113,042         224,130          35,053

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------  --------------
                      NET ASSETS AT END OF PERIOD     $      22,733   $     113,042   $     224,130   $      35,053
                                                      ==============  ==============  ==============  ==============



*Series AC, AB, AV and AI commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying
                                                                               Value         Unrealized           Cost
Series                   Name of Issue                         Shares         (Note A)       Appreciation       (Note B)
------  --------------------------------------------------  --------------  -------------  --------------  --------------

  AC    AIM VI Capital Appreciation Fund -- capital shares            630   $      22,398   $       2,307   $      20,091

  AB    AIM VI Balanced Fund -- capital shares                      8,678   $     113,162   $       9,259   $     103,903

  AV    AIM VI Value Fund -- capital shares                         6,629   $     222,069   $       8,584   $     213,485

  AI    AIM VI International Equity Fund -- capital shares          1,186   $      34,732   $       2,822   $      31,910




Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999

                                                        Series FDE*    Series FDH*     Series FDA*     Series FDG*
                                                      --------------  --------------  --------------  --------------
ASSETS

Investments

   Federated Equity Income Fund II
     (2,082 shares at net asset value of $16.28
     per share; cost $31,348)                         $      33,901

   Federated High Income Bond Fund II
     (7,350 shares at net asset value of $10.24
     per share; cost $74,968)                                         $      75,269

   Federated American Leaders Fund II
     (2,942 shares at net asset value of $20.82
     per share; cost $59,186)                                                         $     61,254

   Federated Growth Strategy Fund II
     (5,316 shares at net asset value of $30.88
     per share; cost $130,036)                                                                        $     164,150

Receivable from Security First Life Insurance
     Company for purchases                                                      228

Other assets                                                                    189
                                                      --------------  --------------  --------------  --------------

                                     TOTAL ASSETS            33,901          75,686          61,254         164,150

*Series FDE, FDH, FDA and FDG commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                        Series FDE*    Series FDH*     Series FDA*     Series FDG*
                                                      --------------  --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance Company
     for mortality and expense risk                   $          36   $          69   $          56   $         160

  Payable to Security First Life Insurance Company                              189              13              16
                                                      --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES                36             258              69             176


NET ASSETS

  Cost to Investors
     Series FDE Accumulation Units                          31,312
     Series FDH Accumulation Units                                           75,127
     Series FDA Accumulation Units                                                           59,117
     Series FDG Accumulation Units                                                                          129,860

  Accumulated undistributed income
     Net unrealized appreciation                              2,553             301           2,068          34,114
                                                      --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $      33,865   $      75,428   $      61,185   $     163,974
                                                      ==============  ==============  ==============  ==============



*Series FDE, FDH, FDA and FDG commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

PERIOD ENDED DECEMBER 31, 1999

                                                        Series FDE*    Series FDH*     Series FDA*     Series FDG*
                                                      --------------  --------------  --------------  --------------
INVESTMENT INCOME

  Other investment income                             $          71   $         242                   $         357
                                                      --------------  --------------                  --------------
                                                                 71             242                             357

EXPENSES

  Charges for mortality and expense risk                        120             132   $         113             386
                                                      --------------  --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)               (49)            110            (113)            (29)

INVESTMENT GAINS

  Realized investment gains                                                     215

  Change in unrealized appreciation on investments
     during the period                                        2,553             301           2,068          34,114
                                                      --------------  --------------  --------------  --------------
                             NET INVESTMENT GAINS             2,553             516           2,068          34,114
                                                      --------------  --------------  --------------  --------------
                 INCREASE IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $       2,504   $         626   $       1,955   $      34,085
                                                      ==============  ==============  ==============  ==============

*Series FDE, FDH, FDA and FDG commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1999

                                                        Series FDE*    Series FDH*     Series FDA*     Series FDG*
                                                      --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income (loss)                        $         (49)  $         110   $        (113)  $         (29)

  Realized investment gains                                                     215

  Change in unrealized appreciation on
     investments during the period                            2,553             301           2,068          34,114
                                                      --------------  --------------  --------------  --------------

     Increase in net assets resulting from
       operations                                             2,504             626           1,955          34,085

Increase in net assets resulting from capital
     unit transactions                                       31,361          74,802          59,230         129,889
                                                      --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS            33,865          75,428          61,185         163,974

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------  --------------
                      NET ASSETS AT END OF PERIOD     $      33,865   $      75,428   $      61,185   $     163,974
                                                      ==============  ==============  ==============  ==============




*Series FDE, FDH, FDA and FDG commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying
                                                                               Value         Unrealized           Cost
Series                   Name of Issue                         Shares         (Note A)       Appreciation       (Note B)
------  --------------------------------------------------  --------------  -------------  --------------  --------------

 FDE    Federated Equity Income Fund II -- capital shares       2,082       $      33,901   $       2,553   $      31,348

 FDH    Federated High Income Bond Fund II -- capital shares    7,350       $      75,269   $         301   $      74,968

 FDA    Federated American Leaders Fund II -- capital shares    2,942       $      61,254   $       2,068   $      59,186

 FDG    Federated Growth Strategy Fund II -- capital shares     5,316       $     164,150   $      34,114   $     130,036



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 1999


                                                        Series OB*      Series OG*      Series OM*      Series OS*      Series OSM*
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments

  Oppenheimer Bond Fund (694 shares at net asset
     value of $11.52 per share; cost $8,009)          $       8,001

  Oppenheimer Main Street Growth and Income Fund
     (5,945 shares at net asset value of $24.63 per
     share; cost $138,157)                                            $     146,424

  Oppenheimer Money Fund (365,850 shares at net
     asset value of $1.00 per share; cost $365,850)                                   $     365,850

  Oppenheimer Strategic Bond Fund (2,565 shares
     at net asset value of $4.97 per share; cost
     $12,721)                                                                                         $      12,749

  Oppenheimer Small Capital Growth Fund (3,426
     shares at net asset value of $14.07 per share;
     cost $39,950)                                                                                                    $      48,200

Dividends receivable                                                                          2,833

Receivable from Security First Life Insurance Company
  for purchases                                                                  88                                           1,006

Other assets                                                  3,007           6,015          35,086           2,006
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS            11,008         152,527         403,769          14,755          49,206


*Series OB, OG, OM, OS and OSM commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                        Series OB*      Series OG*      Series OM*      Series OS*      Series OSM*
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance Company
     for mortality and expense risk                   $           6   $         125   $         574   $          11   $          49

  Payable to Security First Life Insurance
     Company for redemptions                                                     14                                              69

  Payable to Mutual Funds                                     3,006           6,015          35,086           2,006

  Other liabilities                                                                              17
                                                      --------------  --------------  --------------  --------------  --------------
                                TOTAL LIABILITIES             3,012           6,154          35,677           2,017             118


NET ASSETS

  Cost to Investors
     Series OB Accumulation Units                             8,004
     Series OG Accumulation Units                                           138,106
     Series OM Accumulation Units                                                           368,092
     Series OS Accumulation Units                                                                            12,710
     Series OSM Accumulation Units                                                                                           40,838

  Accumulated undistributed income (loss)
     Net unrealized appreciation (depreciation)                  (8)          8,267                              28           8,250
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $       7,996   $     146,373   $     368,092   $      12,738   $      49,088
                                                      ==============  ==============  ==============  ==============  ==============

*Series OB, OG, OM, OS and OSM commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

PERIOD ENDED DECEMBER 31, 1999

                                                        Series OB*      Series OG*      Series OM*      Series OS*      Series OSM*
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME

  Dividends                                                                           $       4,865

  Other investment income                             $           1   $         175             607   $          70   $       2,608
                                                      --------------  --------------  --------------  --------------  --------------
                                                                  1             175           5,472              70           2,608

EXPENSES

  Charges for mortality and expense risk                          6             290           1,374              22              87
                                                      --------------  --------------  --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)                (5)           (115)          4,098              48           2,521

INVESTMENT GAINS (LOSSES)

  Realized investment gains (losses)                            (13)            317                              57           1,183

  Change in unrealized appreciation (depreciation)
     on investments during the period                            (8)          8,267                              28           8,250
                                                      --------------  --------------                  --------------  --------------
                    NET INVESTMENT GAINS (LOSSES)               (21)          8,584                              85           9,433
                                                      --------------  --------------  --------------  --------------  --------------

      INCREASE (DECREASE) IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $         (26)  $       8,469   $       4,098   $         133   $      11,954
                                                      ==============  ==============  ==============  ==============  ==============


*Series OB, OG, OM, OS and OSM commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1999

                                                        Series OB*      Series OG*      Series OM*      Series OS*      Series OSM*
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

  Net investment income (loss)                        $          (5)  $        (115)  $       4,098              48           2,521

  Realized investment gains (losses)                            (13)            317                              57           1,183

  Change in unrealized appreciation (depreciation)
     on investments during the period                            (8)          8,267                              28           8,250
                                                      --------------  --------------  --------------  --------------  --------------
     Increase (decrease) in net assets resulting
       from operations                                          (26)          8,469           4,098             133          11,954

Increase in net assets resulting from capital
     unit transactions                                        8,022         137,904         363,994          12,605          37,134
                                                      --------------  --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS             7,996         146,373         368,092          12,738          49,088

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------  --------------  --------------
                      NET ASSETS AT END OF PERIOD     $       7,996   $     146,373   $     368,092   $      12,738   $      49,088
                                                      ==============  ==============  ==============  ==============  ==============



*Series OB, OG, OM, OS and OSM commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying        Unrealized
                                                                               Value         Appreciation         Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)      (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 OB     Oppenheimer Bond Fund -- capital shares                       694   $       8,001   $          (8)  $       8,009

 OG     Oppenheimer Main Street Growth & Income --
          capital shares                                            5,945   $     146,424   $       8,267   $     138,157

 OM     Oppenheimer Money Fund -- capital shares                  365,850   $     365,850                   $     365,850

 OS     Oppenheimer Strategic Bond Fund -- capital shares           2,565   $      12,749   $          28   $      12,721

 OSM    Oppenheimer Small Capital Growth Fund -- capital
          shares                                                    3,426   $      48,200   $       8,250   $      39,950



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.





The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES


DECEMBER 31, 1999

                                                       Series VKEM*    Series VKER*    Series VKS*
                                                      --------------  --------------  --------------
ASSETS

Investments

   Van Kampen Emerging Growth Portfolio
     (408 shares at net asset value of $46.23
     per share; cost $17,630)                         $      18,860

   Van Kampen Enterprise Portfolio
     (78 shares at net asset value of $26.11
     per share; cost $2,025)                                          $       2,025

   Van Kampen Strategic Stock Portfolio
     (255 shares at net asset value of $11.73
     per share; cost $3,009)                                                          $       2,986

Receivable from Security First Life Insurance
     Company for purchases                                      131              11

Other assets                                                                  2,004
                                                      --------------  --------------  --------------
                                     TOTAL ASSETS            18,991           4,040           2,986



*Series VKEM, VKER, and VKS commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

DECEMBER 31, 1999

                                                       Series VKEM*    Series VKER*    Series VKS*
                                                      --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance
     Company for mortality and expense risk           $          7                    $           4

  Payable to Mutual Funds                                     3,006   $       2,005

  Other liabilities                                           1,316
                                                      --------------  --------------  --------------

TOTAL LIABILITIES                                             4,329           2,005               4


NET ASSETS

   Cost to Investors
     Series VKEM Accumulation Units                          13,432
     Series VKER Accumulation Units                                           2,035
     Series VKS Accumulation Units                                                            3,005

   Accumulated undistributed income (loss)
     Net unrealized appreciation (depreciation)               1,230                             (23)
                                                      --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $      14,662   $       2,035   $       2,982
                                                      ==============  ==============  ==============



*Series VKEM, VKER, and VKS commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

PERIOD ENDED DECEMBER 31, 1999

                                                       Series VKEM*    Series VKER*    Series VKS*
                                                      --------------  --------------  --------------
INVESTMENT INCOME

  Other investment income                             $         131   $          11
                                                      --------------  --------------

                                                                131              11

EXPENSES

  Charges for mortality and expense risk                          6                   $           4
                                                      --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)               125              11              (4)


INVESTMENT GAINS (LOSSES)

  Realized investment gains                                                      20

  Change in unrealized appreciation (depreciation)
     on investments during the period                         1,230                             (23)
                                                      --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)             1,230              20             (23)
                                                      --------------  --------------  --------------
      INCREASE (DECREASE) IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $       1,355   $          31   $         (27)
                                                      ==============  ==============  ==============



*Series VKEM, VKER, and VKS commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A


STATEMENTS OF CHANGES IN NET ASSETS

PERIOD ENDED DECEMBER 31, 1999

                                                       Series VKEM*    Series VKER*    Series VKS*
                                                      --------------  --------------  --------------

OPERATIONS

  Net investment income (loss)                        $         125   $          11   $          (4)

  Realized investment gains                                                      20

  Change in unrealized appreciation (depreciation)
     on investments during the period                         1,230                             (23)
                                                      --------------  --------------  --------------

     Increase (decrease) in net assets resulting
       from operations                                        1,355              31             (27)

Increase in net assets resulting from capital unit
     transactions                                            13,307           2,004           3,009
                                                      --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS            14,662           2,035           2,982

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------
                      NET ASSETS AT END OF PERIOD     $      14,662   $       2,035   $       2,982
                                                      ==============  ==============  ==============



*Series VKEM, VKER, and VKS commenced operations during 1999.

The accompanying notes are an integral part of these financial statements.


SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 1999

                                                                             Carrying        Unrealized
                                                                               Value         Appreciation         Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)      (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 VKEM   Van Kampen Emerging Growth Portfolio -- capital
          shares                                                408         $      18,860   $       1,230   $      17,630

 VKER   Van Kampen Enterprise Portfolio -- capital shares        78         $       2,025                   $       2,025

  VKS   Van Kampen Strategic Stock Portfolio -- capital
          shares                                                255         $       2,986   $         (23)  $       3,009


Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



The accompanying notes are an integral part of these financial statements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1999


NOTE 1 -- BASIS OF PRESENTATION

Security First Life Separate Account A (the Separate Account) was established on May 29, 1980, as a separate account of Security First Life Insurance Company (Security Life), the sponsor company, and is registered under the Investment Company Act of 1940 as a unit investment trust. The Separate Account is designed to provide annuity benefits pursuant to certain variable annuity contracts (the Contracts) issued by Security Life.

In accordance with the terms of the Contracts, all payments allocated to the Separate Account by the contract owners must be allocated to purchase shares of any or all of four series of Security First Trust (the Trust), a Massachusetts business trust, and thirty-four mutual funds (the investment companies). The series of the Trust are Bond Series, T. Rowe Price Growth and Income Series, Equity Series, and U.S. Government Income Series and the mutual funds are T. Rowe Price Growth Stock Fund, Inc., T. Rowe Price Prime Reserve Fund, Inc., T. Rowe Price International Stock Fund, Inc., Alger American Small Capitalization Portfolio, Scudder International Portfolio, Fidelity Investments: VIP Asset Manager Portfolio, VIP Growth Portfolio, VIP Index 500 Portfolio, VIP Overseas Portfolio, VIP Contrafund Portfolio, VIP Equity Income Portfolio, VIP Money Market Portfolio; Neuberger and Berman Partner's Trust, Neuberger and Berman Genesis Trust, Janus Aspen Worldwide Growth Portfolio; Federated: Equity Income Fund II, American Leaders Fund II, High Income Bond Fund II, Growth Strategy Fund II; AIM: V.I. Balanced Fund, V.I. Capital Appreciation Fund, V.I. Value Fund, V.I. International Equity Fund; Oppenheimer: Bond Fund, Strategic Bond Fund, Main Street Growth and Income Fund, Money Fund, Small Capital Growth Fund;
MFS: Research Series, New Discovery Series, Growth with Income Series; Van
Kampen: Emerging Growth Portfolio, Enterprise Portfolio, Strategic Stock Portfolio. The Trust and the investment companies are registered as diversified, open-end management investment companies under the Investment Company Act of 1940. The Separate Account is correspondingly divided into thirty-eight series of Accumulation Units, Series B, G, SU, SV, T, P, I, AS, SI, FA, FG, FI, FO, FC, FE, FM, NP, NG, JW, FDE, FDA, FDH, FDG, AB, AC, AV, AI, OB, OS, OG, OM, OSM, MFSR, MFND, MFSG, VKEM, VKER and VKS, relating to investments in each of the investment companies, respectively.

All series of the Trust receive administrative services for a fee from Security First Investment Management Corporation (Security Management). Security First Financial, Inc. (Security Financial) is the principal underwriter for the Contracts. Security Life, Security Management, and Security Financial are wholly-owned subsidiaries of Security First Group, Inc. which became a wholly-owned subsidiary of Metropolitan Life Insurance Company on October 31, 1997. Investment advice is provided to the Security First Trust T. Rowe Price

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 1 -- BASIS OF PRESENTATION (CONTINUED)

Growth and Income Series by T. Rowe Price Associates, Inc., to the Security First Trust Bond Series by Neuberger and Berman, and to the Security First Trust Equity Series and to the Security First Trust U.S. Government Income Series by BlackRock, Inc.

The Separate Account and each series therein are administered and accounted for as part of the business of Security Life. The investment income and capital gains and losses of each Separate Account series are identified with the assets held for that series in accordance with the terms of the Contracts, without regard to investment income and capital gains and losses arising out of any other business Security Life may conduct.

The Separate Account incurs no liability for remuneration to directors, advisory boards, officers or such other persons who may from time to time perform services for the Separate Account.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS -- Investments are carried at fair value, which is determined by multiplying the investment companies' shares owned by the Separate Account by the reported net asset value per share of each respective investment company. Realized investment gains and losses are determined on the first-in, first-out cost basis.

EXPENSES AND CHARGES -- The Separate Account accrues charges incurred for the mortality and expense risk assumed by Security Life. The charges are calculated daily by multiplying the value of the assets of the Separate Account by the daily mortality and expense risk rate. Security Life has the option of calling for payment of such charges at any time. The following table illustrates the rates for the respective contracts:

               Contract Type                      Annual Rate        Daily Rate

     SF 135R2V; SF 224FL; SF 89; SF 234;
         SF 236FL; SF 1700 Contracts                  .89%            .0000244
     SF 228DC Contracts                              1.25%            .0000342
     SF 135R2S Contracts                             1.15%            .0000315
     SF 230; SF 224R1; SF 226R1 Contracts            1.35%            .0000370
     SF 135R2C; SF 137; SF 135PB2 Contracts          1.40%            .0000384

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following charges are deducted from a contract holder's account by Security Life as a capital transaction by reducing the separate account units held, and such charges are not an expense of the Separate Account. An administration charge (contract charge) is deducted from each contract, if applicable, and paid to Security Life at the end of each contract year prior to the annuity date, and when the entire contract value is withdrawn on any date other than a contract anniversary. In the event that a participant withdraws all or a portion of the participant's account, a contingent deferred sales charge (CDSC) may be applied to the amount of the contract value withdrawn to cover certain expenses relating to the sale of contracts. The following table illustrates contract charges and CDSC with respect to the various types of contracts:

                          Maximum Contract
Contract Type             Charge Per Year                  CDSC
-------------             ---------------                  ----
SF 236FL                       $12.00            Based on elapsed time since premium received.
                                                 Terminates on or after 5th anniversary.

SF 224FL, SF1700               $40.00            Based on elapsed time since premium received.
   SF137                                         Terminates on or after 6th anniversary.

SF 224R1, SF 230                  *              Based on elapsed time since premium received.
                                                 Terminates on or after 5th anniversary.

Group Form  226R1              $49.00***         Seven percent of premium received. Terminates
                                                 after 5th anniversary.

SF 234                         $29.50            Five percent of premium received. Terminates after
                                                 6th anniversary.

SF 89, SF 228DC                $19.50            Five percent of premium received. Terminates after
                                                 6th anniversary.

SF 135R2V                        **              None

SF135R2S, SF 135R2C, ** Based on elapsed time since premium received.  SF 135PB2
  Terminates on or after 7th anniversary.


 *$52.50 (currently being waived);  annual administration fee of .10% calculated on average account value (currently included in mortality and risk expense). **Annual administration fee of .15% calculated on average account value
    (currently included in mortality and risk expense).
***Annual   distribution  fee  of  .10%  calculated  on  average  account  value
    (currently included in mortality and risk expense).

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In addition, transaction charges of $10 are charged to the contract by Security Life for each surrender or annuitization. Upon conversion of either accumulation or annuity units from one series to another, a $10 conversion charge is charged to the contract. The amount deducted for contract charges and CDSC was $1,889,180 for the year ended December 31, 1999, and $1,507,924 for the year ended December 31, 1998.

INCOME RECOGNITION AND REINVESTMENT -- Income is recognized as declared payable by the investment companies. All distributions received are reinvested in the investment companies.

ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.


NOTE 3 -- FEDERAL INCOME TAXES

The operations of the Separate Account form a part of, and are taxed with, the operations of Security Life, which is taxed as a "life insurance company" under the Internal Revenue Code, and as such, Security Life is liable for income taxes, if any, which become payable with respect to the Separate Account's operations.

Separate accounts are generally required to meet certain diversification requirements for their assets. However, separate accounts which solely provide benefits for "pension plan contracts" are exempt from the diversification requirements. Pension plan contracts include: (i) tax qualified plans; (ii) employee annuities; (iii) plans for employees of life insurance companies; (iv) tax sheltered annuities of exempt organizations; (v) individual retirement accounts or annuities, and (vi) deferred compensation plans of certain governmental or tax-exempt organizations. The Contracts issued by Security Life are offered in connection with both pension plan contracts and non-qualified contracts, therefore the Separate Account is subject to the diversification requirements. Management believes that the Separate Account has met the diversification requirements.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 4 -- CAPITAL TRANSACTIONS

Additions and deductions to units of capital consisting of the effect of capital unit transactions were as follows:

                                                     Additions to Capital              Deductions From Capital
   Period ended December 31, 1999:                    $              Units                $                 Units
                                                -------------    -------------     -------------      -------------
   SF 135R2C Contracts
   -------------------

   Series B Accumulation Units                     3,879,029          399,289         1,585,715            163,843
   Series G Accumulation Units                    12,441,049          618,218         5,406,268            268,650
   Series FA Accumulation Units                    9,823,853        1,039,438         3,600,547            379,593
   Series FG Accumulation Units                   13,473,848          894,265         5,232,744            343,925
   Series FI Accumulation Units                   19,143,932        1,258,093         4,441,270            287,988
   Series FO Accumulation Units                    1,480,737          161,515           751,710             82,596
   Series FC Accumulation Units                    9,716,629          767,106         2,872,054            224,635
   Series FE Accumulation Units                    8,675,466          855,982         3,284,229            325,767
   Series FM Accumulation Units                   52,982,222        8,590,117        52,900,132          8,583,878
   Series SU Accumulation Units                    1,788,192          295,180         2,284,710            375,547
   Series SV Accumulation Units                    1,572,966          168,225         2,919,113            311,965
   Series AS Accumulation Units                    2,240,131          249,539         2,406,702            266,551
   Series SI Accumulation Units                       22,407            2,512           231,912             24,944

   SF 226R1; SF 228DC Contracts
   ----------------------------

   Series B Accumulation Units                     2,923,431          300,938         1,549,441            159,625
   Series G Accumulation Units                    33,841,436        1,673,965         9,794,270            489,339
   Series FA Accumulation Units                   19,796,627        2,090,112         7,139,184            752,840
   Series FG Accumulation Units                   40,757,122        2,682,362         9,263,010            610,476
   Series FI Accumulation Units                   47,159,909        3,099,999         7,574,931            495,426
   Series FO Accumulation Units                      153,249           16,488            28,125              3,087
   Series FC Accumulation Units                   39,446,379        2,742,289         7,218,447            209,333
   Series FM Accumulation Units                   15,652,202        2,519,092         8,992,449          1,447,514
   Series AS Accumulation Units                   10,228,968          985,125         4,657,435            378,287
   Series SI Accumulation Units                    5,325,654          374,060         1,796,934             12,789

   SF 135R2V; SF 224FL; SF 234;
   ----------------------------
   SF 236FL; SF 1700 Contracts
   ---------------------------

   Series B Accumulation Units                     1,390,582           66,162         2,065,942             97,959
   Series G Accumulation Units                    18,197,048          287,571        20,791,421            331,437
   Series T Accumulation Units                    15,196,288          249,527        16,106,643            263,678
   Series P Accumulation Units                       639,600           42,834           373,411             24,908
   Series I Accumulation Units                     4,012,394          378,745         4,080,178            385,497
   Series FA Accumulation Units                    6,477,222          701,781         4,572,921            495,786
   Series FG Accumulation Units                   21,806,968        1,489,062         7,898,788            535,205
   Series FI Accumulation Units                   20,545,287        1,373,367         9,748,715            645,282
   Series FC Accumulation Units                    1,489,583          215,929           251,554             36,043
   Series FM Accumulation Units                    5,221,313          824,773         4,118,032            651,395
   Series NP Accumulation Units                      527,401           96,062           326,549             59,882
   Series NG Accumulation Units                      327,116           72,595           371,918             84,365
   Series JW Accumulation Units                    2,357,041          317,601           417,807             57,275

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 4 -- CAPITAL TRANSACTIONS (CONTINUED)

                                                     Additions to Capital              Deductions From Capital
                                                     $              Units                $                 Units
                                                -------------    -------------     -------------      -------------
   SF 135R2S Contracts
   -------------------
   Series FG Accumulation Units                      388,358           26,032         3,705,733            250,339
   Series FO Accumulation Units                      619,049           82,227           809,316            102,123
   Series FM Accumulation Units                      233,264           37,074           303,533             48,350
   Series SU Accumulation Units                    1,520,684          250,248         1,786,012            293,616
   Series SV Accumulation Units                      486,520           41,774         3,296,787            281,549

   SF 224R1; SF 230 Contracts
   --------------------------

   Series B Accumulation Units                       252,701           27,069           393,436             41,952
   Series G Accumulation Units                     5,929,107          278,576         7,450,853            349,422
   Series FA Accumulation Units                    4,969,669          532,470         5,044,076            537,353
   Series FG Accumulation Units                    9,949,143          660,122         5,105,474            333,783
   Series FI Accumulation Units                    7,365,528          482,527         3,350,516            216,338
   Series FC Accumulation Units                    3,118,505          246,490           352,632             28,519
   Series FM Accumulation Units                    3,479,589          558,639         2,700,408            433,379
   Series SU Accumulation Units                       61,844            9,991             7,946              1,311
   Series AS Accumulation Units                      383,568           41,717            49,567              5,213
   Series SI Accumulation Units                      394,838           38,591            71,785              7,556

   SF 137; SF 135PB2 Contracts
   ---------------------------

   Series AC Accumulation Units                       19,886            3,366                 0                  0
   Series AB Accumulation Units                      102,132           19,732                 0                  0
   Series AV Accumulation Units                      254,072           46,870            46,619              8,406
   Series AI Accumulation Units                       36,471            5,839             7,182              1,012
   Series FDE Accumulation Units                      31,361            6,209                 0                  0
   Series FDH Accumulation Units                      99,972           20,053            25,170              5,052
   Series FDA Accumulation Units                      59,243           12,545                13                  3
   Series FDG Accumulation Units                     129,905           23,320                16                  2
   Series OB Accumulation Units                       11,029            2,197             3,007                601
   Series OG Accumulation Units                      143,933           28,584             6,029              1,146
   Series OM Accumulation Units                    1,511,091          299,928         1,147,097            227,369
   Series OS Accumulation Units                       14,611            2,874             2,006                391
   Series OSM Accumulation Units                      44,528            7,316             7,394              1,107
   Series MFSG Accumulation Units                     10,041            2,040                 0                  0
   Series MFSR Accumulation Units                     18,062            3,276             4,010                707
   Series VKEM Accumulation Units                     20,637            2,836             7,330              1,015
   Series VKER Accumulation Units                      4,009              687             2,005                344
   Series VKS Accumulation Units                       3,009              670                 0                  0
   Series FG Accumulation Units                       94,982            6,745                 0                  0
   Series FI Accumulation Units                       76,881            4,706                 0                  0
   Series SU Accumulations Units                      72,569           11,945                 0                  0
   Series SV Accumulations Units                      70,678            7,541                 0                  0

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 4 -- CAPITAL TRANSACTIONS (CONTINUED)

                                                     Additions to Capital              Deductions From Capital
     Year ended December 31, 1998:                   $              Units                $                 Units
                                                -------------    -------------     -------------      -------------

   SF 135R2C Contracts
   -------------------

   Series B Accumulation Units                     5,661,870          586,339           667,501             69,008
   Series G Accumulation Units                    18,587,275        1,028,586         3,261,930            183,491
   Series FA Accumulation Units                   12,640,621        1,475,140         2,744,662            322,529
   Series FG Accumulation Units                    7,939,511          709,561         4,745,913            425,808
   Series FI Accumulation Units                   16,587,093        1,328,050         2,528,382            202,282
   Series FO Accumulation Units                    1,820,892          222,444           606,856             74,118
   Series FC Accumulation Units                    8,834,454          870,830         2,112,211            208,731
   Series FE Accumulation Units                   11,666,102        1,262,113         1,580,945            175,697
   Series FM Accumulation Units                   74,497,555       12,516,888        72,551,400         12,196,311
   Series SU Accumulation Units                    1,773,861          293,960         3,468,890            576,401
   Series SV Accumulation Units                      549,778           73,591         4,248,198            550,379
   Series AS Accumulation Units                    2,938,629          385,967         2,594,226            340,284
   Series SI Accumulation Units                       34,054            4,354           399,306             50,363

   SF 226R1; SF 228DC Contracts
   ----------------------------

   Series B Accumulation Units                     3,767,408          388,255           852,396             87,554
   Series G Accumulation Units                    37,098,561        2,020,606         5,212,041            290,088
   Series FA Accumulation Units                   19,908,766        2,321,746         5,619,560            654,644
   Series FG Accumulation Units                   24,131,767        2,143,757         6,894,858            618,046
   Series FI Accumulation Units                   37,483,454        3,003,376         5,386,701            430,376
   Series FO Accumulation Units                      149,136           18,320            42,972              4,974
   Series FC Accumulation Units                   31,516,136        3,114,402         4,839,268            477,640
   Series FM Accumulation Units                    7,774,626        1,302,972         4,799,882            804,893
   Series AS Accumulation Units                   11,665,418        1,548,161         4,037,065            535,714
   Series SI Accumulation Units                    2,855,424          358,196           752,264             96,335

   SF 135R2V; SF 224FL; SF 234;
   ----------------------------
   SF 236FL; SF 1700 Contracts
   ---------------------------






   Series B Accumulation Units                     2,580,211          123,343         1,305,423             62,689
   Series G Accumulation Units                    20,527,385          368,212        18,526,043            331,199
   Series T Accumulation Units                    17,373,764          343,212        13,326,717            264,645
   Series P Accumulation Units                       532,070           37,083           926,772             64,322
   Series I Accumulation Units                     4,430,482          469,729         5,094,801            542,972
   Series FA Accumulation Units                    6,829,737          825,486         3,796,814            457,686
   Series FG Accumulation Units                   12,369,795        1,151,843         6,914,156            643,533
   Series FI Accumulation Units                   17,647,925        1,452,345         5,152,510            424,392
   Series FC Accumulation Units                      987,646          177,994           147,089             26,818
   Series FM Accumulation Units                    3,382,358          557,315         3,514,480            579,854
   Series NP Accumulation Units                    1,751,780          334,968           320,452             62,140
   Series NG Accumulation Units                    1,404,420          290,387           201,247             44,072
   Series JW Accumulation Units                    1,797,327          303,304           232,632             42,260

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 4 -- CAPITAL TRANSACTIONS (CONTINUED)

                                                     Additions to Capital              Deductions From Capital
                                                     $              Units                $                 Units
                                                -------------    -------------     -------------      -------------

   SF 135R2S Contracts
   -------------------

   Series FG Accumulation Units                      514,546           47,572         2,685,226            243,801
   Series FO Accumulation Units                      495,222           71,896           996,040            143,417
   Series FM Accumulation Units                      956,436          157,359         1,093,591            180,631
   Series SU Accumulation Units                    1,434,144          237,762         2,278,227            375,735
   Series SV Accumulation Units                      615,172           64,592         4,122,556            423,862

   SF 224R1; SF 230 Contracts
   --------------------------

   Series B Accumulation Units                       623,686           66,864           311,049             33,553
   Series G Accumulation Units                     7,318,820          385,701         5,000,083            264,139
   Series FA Accumulation Units                    6,100,724          720,058         4,241,726            502,287
   Series FG Accumulation Units                    7,123,036          637,735         3,432,683            304,495
   Series FI Accumulation Units                    6,682,275          535,470         1,937,943            157,096
   Series FC Accumulation Units                    2,551,049          249,677           152,516             14,979
   Series FM Accumulation Units                    1,478,642          246,343           811,805            135,293
   Series SU Accumulation Units                       61,666           10,101            11,726              1,958
   Series AS Accumulation Units                      446,604           58,580            48,697              5,955
   Series SI Accumulation Units                      230,451           28,841            14,523              1,678

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 5 -- UNITS OF CAPITAL

The following are the units outstanding and corresponding unit values as of December 31, 1999:

                                               Units
            Description                     Outstanding       Unit Value
--------------------------------------      -----------       ----------

   SF 135R2C Contracts
   -------------------

   Series B Accumulation Units                1,121,069       $    9.52
   Series G Accumulation Units                2,960,147           20.15
   Series FA Accumulation Units               4,750,510           10.09
   Series FG Accumulation Units               4,069,842           18.36
   Series FI Accumulation Units               4,254,649           16.83
   Series FO Accumulation Units                 899,318           11.82
   Series FC Accumulation Units               3,199,511           14.51
   Series FE Accumulation Units               3,611,711           10.11
   Series FM Accumulation Units               2,274,077            6.29
   Series SU Accumulation Units               2,303,022            5.97
   Series SV Accumulation Units               1,812,317           10.32
   Series AS Accumulation Units               2,180,116           11.93
   Series SI Accumulation Units                 122,934           12.69


   SF 226R1; SF 228DC Contracts

   Series B Accumulation Units                  657,761            9.54
   Series G Accumulation Units                5,808,561           20.18
   Series FA Accumulation Units               9,842,875           10.10
   Series FG Accumulation Units              10,212,262           18.39
   Series FI Accumulation Units               8,754,667           16.85
   Series FO Accumulation Units                  61,753           11.83
   Series FC Accumulation Units              11,065,052           14.53
   Series FM Accumulation Units               2,221,857            6.31
   Series AS Accumulation Units               4,972,727           11.95
   Series SI Accumulation Units               1,276,154           12.71

   SF 135R2V; SF 224FL; SF 234;
   ----------------------------
   SF 236FL; SF 1700 Contracts
   ---------------------------

   Series B Accumulation Units                  298,640           20.69
   Series G Accumulation Units                2,045,683           63.24
   Series T Accumulation Units                1,789,101           70.45
   Series P Accumulation Units                   72,927           15.19
   Series I Accumulation Units                1,745,913           13.40
   Series FA Accumulation Units               2,903,366            9.88
   Series FG Accumulation Units               4,600,696           17.92
   Series FI Accumulation Units               3,426,417           16.63
   Series FC Accumulation Units                 331,062            7.94
   Series FM Accumulation Units               1,037,376            6.45
   Series NP Accumulation Units                 309,008            5.62
   Series NG Accumulation Units                 234,545            4.75
   Series JW Accumulation Units                 521,370           10.39

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 5 -- UNITS OF CAPITAL (CONTINUED)
                                               Units
            Description                     Outstanding       Unit Value
--------------------------------------      -----------       ----------

   SF 135R2S Contracts
   -------------------

   Series FG Accumulation Units               1,865,584       $    18.16
   Series FO Accumulation Units               1,437,343            10.18
   Series FM Accumulation Units                 215,601             6.41
   Series SU Accumulation Units               3,047,222             5.98
   Series SV Accumulation Units               3,395,590            13.04

   SF 224R1; SF 230 Contracts
   --------------------------

   Series B Accumulation Units                  221,674             9.17
   Series G Accumulation Units                2,528,911            21.24
   Series FA Accumulation Units               4,747,837             9.99
   Series FG Accumulation Units               3,894,653            18.31
   Series FI Accumulation Units               1,668,783            16.91
   Series FC Accumulation Units                 675,747            14.53
   Series FM Accumulation Units                 366,096             6.33
   Series SU Accumulation Units                  21,653             5.98
   Series AS Accumulation Units                 153,503            11.95
   Series SI Accumulation Units                 103,705            12.71

   SF 137; SF 135PB2 Contracts
   ---------------------------

   Series AC Accumulation Units                   3,366             6.75
   Series AB Accumulation Units                  19,732             5.73
   Series AV Accumulation Units                  38,464             5.82
   Series AI Accumulation Units                   4,827             7.26
   Series FDE Accumulation Units                  6,209             5.45
   Series FDH Accumulation Units                 15,001             5.03
   Series FDA Accumulation Units                 12,542             4.88
   Series FDG Accumulation Units                 23,318             7.03
   Series OB Accumulation Units                   1,596             5.01
   Series OG Accumulation Units                  27,438             5.33
   Series OM Accumulation Units                  72,559             5.07
   Series OS Accumulation Units                   2,483             5.13
   Series OSM Accumulation Units                  6,209             7.91
   Series MFSG Accumulation Units                 2,040             5.12
   Series MFSR Accumulation Units                 2,569             5.81
   Series VKEM Accumulation Units                 1,821             8.05
   Series VKER Accumulation Units                   343             5.92
   Series VKS Accumulation Units                    670             4.45
   Series FG Accumulation Units                   6,745            18.36
   Series FI Accumulations Units                  4,706            16.83
   Series SU Accumulation Units                  11,945             5.97
   Series SV Accumulation Units                   7,541            10.32

SECURITY FIRST LIFE SEPARATE ACCOUNT A

NOTE 6 - IMPACT OF YEAR 2000 (unaudited)

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has implemented a plan to resolve the issue. The Company believes that, with the modifications made to existing software and conversions to new software and hardware, the Year 2000 will not pose significant operational problems for the Company's computer systems. However, there can be no assurances that the Year 2000 plan of the Company or that of its vendors or third parties have resolved all Year 2000 issues.

NOTE 7 - SUBSEQUENT EVENTS

In January 2001, Security First Group, Inc. announced that it would cease operations in its current Los Angeles location effective on or about June 30, 2001. Following that date, all services previously provided to Security Life and the Separate Account by Security First Group, Inc. will be provided at a different location or through the Metropolitan Life Insurance Company or its subsidiaries.

On or about January 5, 2001, Met Investors Series Trust filed with the SEC a Registration Statement on Form N-1A, whereby effective February 12, 2001, the four Funds of Security First Trust will be merged into the Met Investors Series Trust. Consequently, Security First Trust: Bond Series, T. Rowe Price Growth and Income Series, Equity Series, and U.S. Government Income Series will be merged into the respective Met Investors Series Trust: J.P. Morgan Quality Bond Fund, Lord Abbett Growth and Income Fund, BlackRock Equity Portfolio, and BlackRock U.S. Government Income Portfolio.

SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED


                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments

  Security  First  Trust - Bond Series  (6,243,169  shares at net asset value of
    $3.79 per share;
    cost $7,059,704)                                  $  23,716,229

  Security First Trust - T. Rowe Price Growth and
    Income Series (22,614,070 shares at net asset
    value of $16.01 per share; cost $351,304,892)                     $ 362,197,796

  T. Rowe Price Growth Stock Fund, Inc. (3,848,449
    shares at net asset value of $27.2 per share;
    cost $111,607,307)                                                                $ 104,677,824

  T. Rowe Price Prime Reserve Fund, Inc. (1,153,089
    shares at net asset value of $1.00 per share;
    cost $1,153,089)                                                                                  $   1,153,090

  T. Rowe Price International Stock Fund, Inc.
    (991,371 shares at net asset value of $14.52
    per share; cost $14,829,428)                                                                                      $  14,394,711


Receivable from Security First Life Insurance
  Company for purchases                                      17,967         381,432          93,493                          32,978

Other assets                                                  2,000           1,572
                                                      --------------  --------------  --------------  --------------  --------------
                                     TOTAL ASSETS        23,736,196     362,580,800     104,771,317       1,153,090      14,427,689


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                         Series B        Series G         Series T       Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

  Payable to Security First Life Insurance Company
     for mortality and expense risk                   $      24,040   $     340,201   $      74,599   $         760   $      10,100

  Payable to Security First Life Insurance Company
     for redemptions                                          1,585          32,635             507               3           8,141

  Payable to Mutual Funds                                    19,028         384,849
                                                      --------------  --------------  --------------  --------------  --------------
                                TOTAL LIABILITIES            44,653         757,685          75,106             763          18,241


NET ASSETS

     Cost to Investors
        Series  B  Accumulation Units                    24,693,617
        Series  G  Accumulation Units                                   350,930,211
        Series  T  Accumulation Units                                                   111,625,694
        Series  P  Accumulation Units                                                                     1,152,327
        Series  I  Accumulation Units                                                                                    14,844,165

     Accumulated undistributed income (loss)
        Net unrealized appreciation (depreciation)       (1,002,074)     10,892,904      (6,929,483)                       (434,717)
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $  23,691,543   $ 361,823,115   $ 104,696,211   $   1,152,327   $  14,409,448
                                                      ==============  ==============  ==============  ==============  ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                         Series B        Series G        Series T        Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME

     Dividends                                        $   1,506,353   $  35,555,075   $  20,083,961   $      65,296   $   1,164,305

     Other investment Income (expense)                       (3,022)         64,754         (10,245)           (273)          2,612
                                                      --------------  --------------  --------------  --------------  --------------

                                                          1,503,331      35,619,829      20,073,716          65,023       1,166,917

EXPENSES

     Charges for mortality and expense risk                 299,104       4,025,526       1,018,495           9,943         156,605
                                                      --------------  --------------  --------------  --------------  --------------

                            NET INVESTMENT INCOME         1,204,227      31,594,303      19,055,221          55,080       1,010,312


INVESTMENT GAINS (LOSSES)

     Realized investment gain (loss)                       (356,294)     10,431,147       7,745,959                       1,662,149

     Change in unrealized appreciation (depreciation)
        on investments during the year                      913,349     (14,832,642)    (27,163,141)                     (6,030,559)
                                                      --------------  --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)           557,055      (4,401,495)    (19,417,182)                     (4,368,410)
                                                      --------------  --------------  --------------  --------------  --------------

                INCREASE (DECREASE) IN NET ASSETS
                        RESULTING FROM OPERATIONS     $   1,761,282   $  27,192,808   $    (361,961)  $      55,080   $  (3,358,098)
                                                      ==============  ==============  ==============  ==============  ==============


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                         Series B        Series G        Series T         Series P        Series I
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

     Net investment income                            $   1,204,227   $  31,594,303   $  19,055,221   $      55,080   $   1,010,312

     Realized investment gains (losses)                    (356,294)     10,431,147       7,745,959                       1,662,149

     Change in unrealized appreciation (depreciation)
        on investments during the year                      913,349     (14,832,642)    (27,163,141)                     (6,030,559)
                                                      --------------  --------------  --------------  --------------  --------------

     Increase (decrease) in net assets resulting
        from operations                                   1,761,282      27,192,808        (361,961)         55,080      (3,358,098)

Decrease in net assets resulting from
     capital unit transactions                           (3,227,828)    (25,333,957)    (20,992,177)        (11,126)     (5,623,260)
                                                      --------------  --------------  --------------  --------------  --------------

          TOTAL INCREASE (DECREASE) IN NET ASSETS        (1,466,546)      1,858,851     (21,354,138)         43,954      (8,981,358)

                  NET ASSETS AT BEGINNING OF YEAR        25,158,089     359,964,264     126,050,349       1,108,373      23,390,806
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $  23,691,543   $ 361,823,115   $ 104,696,211   $   1,152,327   $  14,409,448
                                                      ==============  ==============  ==============  ==============  ==============


SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                               Carrying      Unrealized
                                                                                Value        Appreciation        Cost
Series                    Name of Issue                         Shares         (Note A)     (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------



   B    Security First Trust Bond Series -- capital shares      6,243,169   $  23,716,229   $  (1,002,074)  $   24,718,303

   G    Security First Trust T. Rowe Price Growth and
           Income Series -- capital shares                     22,615,981   $ 362,197,796   $  10,892,904   $  351,304,892

   T    T. Rowe Price Growth Stock Fund, Inc. --
           capital shares                                       3,848,449   $ 104,677,824   $  (6,929,483)  $  111,607,307

   P    T. Rowe Price Prime Reserve Fund, Inc. --
           capital shares                                       1,153,089   $   1,153,089                   $    1,153,089

   I    T. Rowe Price International Stock Fund, Inc. --
           capital shares                                         991,371   $  14,394,711   $    (434,717)  $   14,829,428



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED

                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments
    Fidelity Investments -- VIP Asset Manager
      Portfolio (13,178,750 shares at net asset value of $16.00 per share; cost $216,894,460) $ 210,860,004

    Fidelity Investments -- VIP Growth Portfolio
      (9,734,290 shares at net asset value of $43.65
      per share; cost $382,673,244)                                   $ 424,901,768

    Fidelity  Investments  -- VIP Index 500 Portfolio  (1,998,727  shares at net asset value of $149.53
      per share; cost $256,481,716)                                                   $ 298,869,596

    Fidelity Investments -- VIP Overseas Portfolio
      (1,063,784 shares at net asset value of $19.99
      per share; cost $20,998,198)                                                                    $  21,265,044

    Fidelity Investments -- VIP Money Market Portfolio (32,585,537 shares at net asset value of $1.00 per
      share; cost $ 32,585,537)                                                                                       $  32,585,537

Receivable from Security First Life Insurance Company
      for purchases                                         222,307          589,932        583,762           4,160          82,899

Other assets                                                  7,517          11,885
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS       211,089,828     425,503,585     299,453,358      21,269,204      32,668,436




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

    Payable to Security First Life Insurance Company
      for mortality and expense risk                  $     219,552   $     436,634   $     308,922   $      21,797   $      33,548

    Payable to Security First Life Insurance Company
      for redemptions                                        18,045          51,430          36,157           1,349          29,076

    Payable to Mutual Funds                                 223,917         570,721         483,404           4,582           8,836

    Other liabilities                                                                        83,590                          46,238
                                                      --------------  --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES           461,514       1,058,785         912,073          27,728         117,698

NET ASSETS

    Cost to Investors
      Series FA Accumulation Units                      216,662,770
      Series FG Accumulation Units                                      382,216,276
      Series FI Accumulation Units                                                      256,153,405
      Series FO Accumulation Units                                                                       20,974,630
      Series FM Accumulation Units                                                                                       32,550,738

    Accumulated undistributed income
      Net unrealized appreciation (depreciation)         (6,034,456)     42,228,524      42,387,880         266,846
                                                      --------------  -------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $ 210,628,314   $ 424,444,800   $ 298,541,285   $  21,241,476   $  32,550,738
                                                      ==============  ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME


    Dividends                                         $  23,779,387   $  50,225,628   $   4,364,384   $   2,574,035   $   2,040,284

    Other investment income (expense)                        41,476          (4,034)         30,918           7,385           3,995
                                                      --------------  --------------  --------------  --------------  --------------

                                                         23,820,863      50,221,594       4,395,302       2,581,420       2,044,279

EXPENSES

    Charges for mortality and expense risk                2,849,585       5,951,183       3,965,907         309,291         436,085
                                                      --------------  --------------  --------------  --------------  --------------

                            NET INVESTMENT INCOME        20,971,278      44,270,411         429,395       2,272,129       1,608,194

INVESTMENT GAINS (LOSSES)

    Realized investment gains                               646,940      11,104,573       7,694,153         570,832

    Change in unrealized depreciation on
      investments during the year                       (33,078,510)   (113,850,063)    (41,938,395)     (8,192,260)
                                                      --------------  --------------  --------------  --------------  --------------

                            NET INVESTMENT LOSSES       (32,431,570)   (102,745,490)    (34,244,242)     (7,621,428)
                                                      --------------  --------------  --------------  --------------  --------------

 INCREASE (DECREASE) IN NET ASSETS RESULTING FROM
                                       OPERATIONS     $ (11,460,292) $  (58,475,079)  $ (33,814,847)  $  (5,349,299)  $   1,608,194
                                                      ============== ===============  ==============  ==============  ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series FA       Series FG       Series FI       Series FO       Series FM
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

    Net investment income                             $  20,971,278   $  44,270,411   $     429,395   $   2,272,129   $   1,608,194

    Realized investment gains                               646,940      11,104,573       7,694,153         570,832

    Change in unrealized depreciation on investments
      during the year                                   (33,078,510)   (113,850,063)    (41,938,395)     (8,192,260)
                                                      --------------  --------------  --------------  --------------  --------------


    Decrease in net assets resulting from operations    (11,460,292)    (58,475,079)    (33,814,847)     (5,349,299)      1,608,194


Increase in net assets resulting from capital unit
      transactions                                       38,524,319     200,846,379     141,216,616       8,781,085       1,952,786
                                                      --------------  --------------  --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS        27,064,027      142,371,300    107,401,769       3,431,786       3,560,980

                  NET ASSETS AT BEGINNING OF YEAR       183,564,287      282,073,500    191,139,516      17,809,690      28,989,758
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $ 210,628,314   $ 424,444,800   $ 298,541,285   $  21,241,476   $  32,550,738
                                                      ==============  ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED

                                                                              Carrying        Unrealized
                                                                                Value        Appreciation        Cost
Series                Name of Issue                            Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------


  FA    Fidelity Investments - VIP Asset Manager Portfolio
          -- capital shares                                    13,178,750   $ 210,860,004   $  (6,034,456)  $ 216,894,460

  FG    Fidelity Investments - VIP Growth Portfolio --
          capital shares                                        9,734,290   $ 424,901,768   $  42,228,524   $ 382,673,244

  FI    Fidelity Investments - VIP Index 500 Portfolio --
          capital shares                                        1,998,727   $ 298,869,596   $  42,387,880   $ 256,481,716

  FO    Fidelity Investments - VIP Overseas Portfolio --
          capital shares                                        1,063,784   $  21,265,044   $     266,846   $  20,998,198

  FM    Fidelity Investments - VIP Money Market Portfolio --
          capital shares                                       32,585,537   $  32,585,537                   $  32,585,537



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
ASSETS

Investments

  Security First Trust U. S. Government
     Income Series (6,432,346 shares at
     net asset value of $5.14 per share;
     cost $33,564,036)                     $  33,084,190

  Security First Trust - Equity Series
     (7,549,558 shares at net asset value
     of $6.57per share; cost $ 53,797,012)                $  49,576,690

  Alger American Small  Capitalization  Portfolio (3,143,666 shares at net asset value of $23.49 per share; cost
     $110,073,627)                                                       $  73,844,628

  Scudder International Portfolio
     (1,485,587 shares at net asset value
     of $14.26 per share; cost $23,233,083)                                             $  21,184,452

  Fidelity Investments - VIP Contrafund Portfolio (9,887,133 shares at net asset value of $23.74 per share; cost
     $211,610,157)                                                                                     $ 234,720,527

  Fidelity  Investments - VIP Equity Income Portfolio  (1,494,526  shares at net asset value of $25.52 per share; cost
     $34,855,907                                                                                                      $  38,140,314


Receivable from Security First Life Insurance
     Company for purchases                         1,052          3,198        119,808         58,017        392,653          1,397

Other assets                                       2,400                        91,087                         8,585          2,707
                                           -------------- -------------- -------------- -------------- -------------- --------------

                            TOTAL ASSETS      33,087,642     49,579,888     74,055,523     21,242,469    235,121,765     38,144,418


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
LIABILITIES


     Payable to Security First Life
         Insurance Company for mortality
         and expense risk                  $      32,902  $      48,889  $      77,727  $      22,193  $     247,273  $      41,510

     Payable to Security First Life
         Insurance Company for redemptions         1,880          2,629          9,834          2,583         44,723          2,660

     Payable to Mutual Funds                       3,168            423        221,614         55,065        379,641          3,930

                                           -------------- -------------- -------------- -------------- -------------- --------------

                       TOTAL LIABILITIES          37,950         51,941        309,175         79,841        671,637         48,100


NET ASSETS

     Cost to Investors
         Series SU Accumulation Units         33,529,538
         Series SV Accumulation Units                         53,748,269
         Series AS Accumulation Units                                      109,975,346
         Series SI Accumulation Units                                                      23,211,260
         Series FC Accumulation Units                                                                    211,339,758
         Series FE Accumulation Units                                                                                    34,811,911

     Accumulated undistributed income (loss)
         Net unrealized appreciation
           (depreciation)                       (479,846)    (4,220,322)   (36,228,998)    (2,048,632)    23,110,370      3,284,407
                                           -------------- -------------- -------------- -------------- -------------- --------------

   NET ASSETS APPLICABLE TO OUTSTANDING
                       UNITS OF CAPITAL    $  33,049,692  $  49,527,947  $  73,746,348  $  21,162,628  $ 234,450,128  $  38,096,318
                                           ============== ============== ============== ============== ============== ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED

                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
INVESTMENT INCOME

     Dividends                             $   1,886,348  $   7,998,700  $  32,634,579  $   2,215,819  $  28,569,105  $   2,899,282

     Other investment income (expense)               217           (692)        12,716           (181)        27,817         15,354
                                           -------------- -------------- -------------- -------------- -------------- --------------

                                               1,886,565      7,998,008     32,647,295      2,215,63      28,596,922      2,914,636

EXPENSES

     Charges for mortality and expense
       risk                                      406,578        409,890      1,212,709        283,77       3,130,744        505,172
                                           -------------- -------------- -------------- -------------- -------------- --------------

                  NET INVESTMENT INCOME        1,479,987      7,588,118     31,434,586      1,931,861     25,466,178      2,409,464

INVESTMENT GAINS (LOSSES)

     Realized investments gains (losses)        (165,056)     1,369,430       (260,395)       205,604      1,058,354        240,032

     Change in unrealized appreciation
       (depreciation) on investments
       during the year                         2,281,008    (18,347,337)   (59,389,799)    (7,488,180)   (45,710,934)      (152,990)
                                           -------------- -------------- -------------- -------------- -------------- --------------

          NET INVESTMENT GAINS (LOSSES)        2,115,952    (16,977,907)   (59,650,194)    (7,282,576)   (44,652,580)        87,042
                                           -------------- -------------- -------------- -------------- -------------- --------------

      INCREASE (DECREASE) IN NET ASSETS
              RESULTING FROM OPERATIONS    $   3,595,939  $  (9,389,789) $ (28,215,608) $  (5,350,715) $ (19,186,402) $   2,496,506
                                           ============== ============== ============== ============== ============== ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                             Series SU       Series SV      Series AS      Series SI      Series FC     Series FE
                                           -------------- -------------- -------------- -------------- -------------- --------------
OPERATIONS

     Net investment income                 $   1,479,987  $   7,588,118  $  31,434,586  $   1,931,861  $  25,466,178  $   2,409,464

     Realized investment gains (losses)         (165,056)     1,369,430       (260,395)       205,604      1,058,354        240,032

     Change in unrealized appreciation
         (depreciation) on investments
         during the year                       2,281,008    (18,347,337)   (59,389,799)    (7,488,180)   (45,710,934)      (152,990)
                                           -------------- -------------- -------------- -------------- -------------- --------------

     Increase (decrease) in net assets
         resulting from operations             3,595,939     (9,389,789)   (28,215,608)    (5,350,715)   (19,186,402)     2,496,506

     Increase (decrease) in net assets
         resulting from capital unit
         transactions                         (4,666,288)     2,234,745     45,593,926     17,076,112    114,677,572      5,893,260
                                           -------------- -------------- -------------- -------------- -------------- --------------


TOTAL INCREASE (DECREASE) IN NET ASSETS       (1,070,349)    (7,155,044)    17,378,318     11,725,397     95,491,170      8,389,766

        NET ASSETS AT BEGINNING OF YEAR       34,120,041     56,682,991     56,368,030      9,437,231    138,958,958     29,706,552
                                           -------------- -------------- -------------- -------------- -------------- --------------

              NET ASSETS AT END OF YEAR    $  33,049,692  $  49,527,947  $  73,746,348  $  21,162,628  $ 234,450,128  $  38,096,318
                                           ============== ============== ============== ============== ============== ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                              Carrying       Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

  SU    Security First Trust U.S.Government Series --
             capital shares                                    6,432,346    $  33,084,190   $    (479,846)  $  33,564,036

  SV    Security First Trust Equity Series--
             capital shares                                    7,549,558    $  49,576,690   $  (4,220,322)  $  53,797,012

  AS    Alger American Small Capitalization Portfolio --
             capital shares                                    3,143,666    $  73,844,629   $ (36,228,998)  $ 110,073,627

  SI    Scudder International Portfolio --
             capital shares                                    1,485,587    $  21,184,452   $  (2,048,632)  $  23,233,084

  FC    Fidelity Investments - VIP Contrafund Portfolio --
             capital shares                                    9,887,133    $ 234,720,527   $  23,110,370   $ 211,610,157

  FE    Fidelity Investments VIP Equity Income Portfolio --
             capital shares                                    1,494,526    $  38,140,314   $   3,284,407   $  34,855,907


Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED

                                             Series NG       Series NP     Series JW     Series MFSG    Series MFSR     Series MFSD
                                           -------------- -------------- -------------- -------------- -------------- --------------
SSETS

Investments

     Neuberger & Berman Genesis Trust
         (73,741 shares at net asset value
         of $26.75 per share; cost
         $1,646,084)                       $   1,972,570

     Neuberger & Berman Partner's Trust
         (90,663 shares at net asset value
         of $16.9 per share; cost
         $1,653,989)                                      $   1,532,199

     Janus Aspen Worldwide Growth  Portfolio  (306,633 shares at net asset value of $36.98 per share; cost
         $12,963,182)                                                    $  11,339,276

     MFS Growth With Income  Series  (6,224  shares at net asset value of $21.01 per shares; cost
         $130,702)                                                                      $     130,870

     MFS Research Series (20,745 shares
         at net asset value of $20.8 per
         share; cost $477,828)                                                                         $     431,499

     MFS Discovery Series (29,617 shares
         at net asset value of $16.61 per
         share; cost $533,062)                                                                                        $     491,933

Receivable from Security First Life
     Insurance Company for purchases              11,824         10,492         71,116                           235            122
                                           -------------- -------------- -------------- -------------- -------------- --------------

                           TOTAL ASSETS        1,984,394      1,542,691     11,410,392        130,870        431,734        492,055




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                             Series NG       Series NP     Series JW     Series MFSG    Series MFSR     Series MFSD
                                           -------------- -------------- -------------- -------------- -------------- --------------
LIABILITIES

     Payable to Security First Life
         Insurance Company for mortality
         and expense risk                  $       1,298  $       1,040  $       8,140  $         143  $         465  $         515

     Payable to Security First Life
         Insurance Company                                                                         32             10

     Payable to Mutual Funds                                                    69,645                           345
                                           -------------- -------------- -------------- -------------- -------------- --------------

                      TOTAL LIABILITIES            1,298          1,040         77,785            175            820            515


NET ASSETS

     Cost to Investors
         Series NG Accumulation Units          1,656,610
         Series NP Accumulation Units                         1,663,441
         Series JW Accumulation Units                                       12,956,513
         Series MFSG Accumulation Units                                                       130,527
         Series MFSR Accumulation Units                                                                      430,914
         Series MFSD Accumulation Units                                                                                     537,871

     Accumulated undistributed income (loss)
         Net unrealized appreciation
           (depreciation)                        326,486       (121,790)    (1,623,906)           168                       (46,331)
                                           -------------- -------------- -------------- -------------- -------------- --------------

   NET ASSETS APPLICABLE TO OUTSTANDING
                       UNITS OF CAPITAL    $  1,983,096   $   1,541,651  $  11,332,607  $     130,695  $     430,914  $     491,540
                                           ============== ============== ============== ============== ============== ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                             Series NG       Series NP     Series JW     Series MFSG    Series MFSR     Series MFSD
                                           -------------- -------------- -------------- -------------- -------------- --------------
INVESTMENT INCOME

     Dividends                             $      72,729   $     93,911  $   1,062,264  $         685  $       4,341  $       3,222

     Other investment income (expense)             1,661          1,019          4,016           (165)            (3)           595
                                           -------------- -------------- -------------- -------------- -------------- --------------

                                                  74,390         94,930      1,066,280            520          4,338          3,817

EXPENSES

     Charges for mortality and expense
       risk                                       12,254         13,715        104,528          1,113          2,594          3,983
                                           -------------- -------------- -------------- -------------- -------------- --------------

           NET INVESTMENT INCOME (LOSS)           62,136         81,215        961,752           (593)         1,744           (166)



INVESMENT GAINS  (LOSSES)

     Realized investment gain (losses)             5,984        (31,545)       104,451          1,002         (1,578)        (4,653)

     Change in unrealized appreciation
       (depreciation) on investments
       during the year                           330,001        (62,514)    (3,468,611)          (254)       (46,905)       (41,129)
                                           -------------- -------------- -------------- -------------- -------------- --------------

          NET INVESTMENT GAINS (LOSSES)          335,985        (94,059)    (3,364,160)           748        (48,483)       (45,782)
                                           -------------- -------------- -------------- -------------- -------------- --------------

       INCREASE IN NET ASSETS RESULTING
                        FROM OPERATIONS    $     398,121  $     (12,844) $  (2,402,408) $         155  $     (46,739) $     (45,948)
                                           ============== ============== ============== ============== ============== ==============






SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                             Series NG       Series NP     Series JW     Series MFSG    Series MFSR     Series MFSD
                                           -------------- -------------- -------------- -------------- -------------- --------------
OPERATIONS

     Net investment income (loss)          $      62,136  $      81,215  $     961,752  $        (593) $       1,744  $        (166)

     Realized investment gains (losses)            5,984        (31,545)       104,451          1,002         (1,578)        (4,653)

     Change in unrealized appreciation
        (depreciation) on investments
        during the year                          330,001        (62,514)    (3,468,611)          (254)       (46,905)       (41,129)
                                           -------------- -------------- -------------- -------------- -------------- --------------


     Increase (decrease) in net assets
          resulting from operations              398,121        (12,844)    (2,402,408)           155        (46,739)       (45,948)

Increase (decrease) in net assets resulting
     from capital units transactions             470,312       (180,958)     8,316,465        120,088        462,730        537,488
                                           -------------- -------------- -------------- -------------- -------------- --------------


TOTAL INCREASE (DECREASE) IN NET ASSETS          868,433       (193,802)     5,914,057        120,243        415,991        491,540

        NET ASSETS AT BEGINNING OF YEAR        1,114,663      1,735,453      5,418,550         10,452         14,923
                                           -------------- -------------- -------------- -------------- -------------- --------------

              NET ASSETS AT END OF YEAR    $   1,983,096  $   1,541,651  $  11,332,607  $     130,695  $     430,914  $     491,540
                                           ============== ============== ============== ============== ============== ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                              Carrying       Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  -------------  --------------

 NG     Neuberger & Berman Genesis Trust -- capital shares     73,741       $   1,972,570   $     326,486   $   1,646,084

 NP     Neuberger & Berman Partner's Trust -- capital shares   90,663       $   1,532,199   $    (121,790)  $   1,653,989

 JW     Janus Aspen Worldwide Growth Portfolio --
                capital shares                                306,633       $  11,339,276   $  (1,623,906)  $  12,963,182

MFSG    MFS Growth With Income Series -- capital shares         6,229       $     130,870   $         168   $     130,702

MFSR    MFS Research Series -- capital shares                  20,745       $     431,499   $     (46,331)  $     477,830

MFSD    MFS Discovery Series -- capital shares                 29,617       $     491,933   $     (41,129)  $     533,062



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                                        Series AC       Series AB       Series AV       Series AI
                                                      --------------  --------------  --------------  --------------
ASSETS

Investments

       AIM VI Capital Appreciation Fund
           (29,217 shares at net asset value of
           $30.84 per share; cost $1,099,942)         $     901,043

       AIM VI Balanced Fund
           (97,815 shares at net asset value of
           $12.47 per share; cost $1,277,517)                         $   1,219,754

       AIM VI Value Fund
           (72,540 shares at net asset value of
           $27.31 per share; cost $2,346,490)                                         $   1,981,061

       AIM VI International Equity Fund
           (40,986 shares at net asset value of
           $20.12 per share; cost $1,035,600)                                                         $     824,642

Receivable from Security First Life Insurance
       company for purchases                                                                     60              47

                                                      --------------  --------------  --------------  --------------

                                     TOTAL ASSETS           901,043       1,219,814       1,981,061         824,689


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                        Series AC       Series AB       Series AV       Series AI
                                                      --------------  --------------  --------------  --------------
LIABILITIES

       Payable to Security First Life Insurance
          Company for mortality and expense risk      $         995   $       1,324   $       2,159   $         893

       Payable to Security First Life Insurance
          Company                                                50               7             206              21
                                                      --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES             1,045           1,331           2,365             914

NET ASSETS

       Cost to Investors
           Series AC Accumulation Units                   1,098,897
           Series AB Accumulation Units                                   1,276,247
           Series AV Accumulation Units                                                   2,344,125
           Series AI Accumulation Units                                                                   1,034,733

       Accumulated undistributed loss
           Net unrealized depreciation                     (198,899)        (57,763)       (365,429)       (210,958)
                                                      --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $     899,998   $   1,218,484   $   1,978,696   $     823,775
                                                      ==============  ==============  ==============  ==============



SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series AC       Series AB       Series AV       Series AI
                                                      --------------  --------------  --------------  --------------
INVESTMENT INCOME

       Dividends                                      $      25,292   $       2,241   $      89,883   $      55,125

       Other investment income                                4,547             379           3,798           2,267
                                                      --------------  --------------  --------------  --------------

                                                             29,839           2,620          93,681          57,392

EXPENSES

       Charges for mortality and expense risk                 6,916           8,903          16,508           6,359
                                                      --------------  --------------  --------------  --------------

                            NET INVESTMENT INCOME            22,923          (6,283)         77,173          51,033



INVESMENT GAINS  (LOSSES)

       Realized investment gains (losses)                       605           2,977         (12,117)        (17,984)

       Change in unrealized depreciation on
          investments during the year                      (201,205)        (67,022)       (374,013)       (213,779)
                                                      --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)          (200,600         (64,045)       (386,130)       (231,763)
                                                      --------------  --------------  --------------  --------------

                 DECREASE IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $    (177,677)  $     (70,328)  $    (308,957)  $    (180,730)
                                                      ==============  ==============  ==============  ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series AC       Series AB       Series AV       Series AI
                                                      --------------  --------------  --------------  --------------

OPERATIONS

       Net investment income (loss)                   $      22,923   $      (6,283)  $      77,173   $      51,033

       Realized investment gains (losses)                       605           2,977         (12,117)        (17,984)

       Change in unrealized depreciation of
          investments during the year                      (201,205)        (67,022)       (374,013)       (213,779)
                                                      --------------  --------------  --------------  --------------

       Decrease in net assets resulting from
          operations                                       (177,677)        (70,328)       (308,957)       (180,730)

Increase in net assets resulting from
       capital units transactions                         1,054,942       1,175,770       2,063,523         969,452
                                                      --------------  --------------  --------------  --------------

                     TOTAL INCREASE IN NET ASSETS           877,265       1,105,442       1,754,566         788,722

                  NET ASSETS AT BEGINNING OF YEAR            22,733         113,042         224,130          35,053
                                                      --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $     899,998   $   1,218,484   $   1,978,696   $     823,775
                                                      ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

December 31, 2000

UNAUDITED
                                                                              Carrying
                                                                               Value         Unrealized          Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 AC     AIM VI Capital Appreciation Fund -- capital shares     29,217       $     901,043   $    (198,899)  $   1,099,942

 AB     AIM VI Balanced Fund -- capital shares                 97,815       $   1,219,754   $     (57,763)  $   1,277,517

 AV     AIM VI Value Fund -- capital shares                    72,540       $   1,981,061   $    (365,429)  $   2,346,490

 AI     AIM VI International Equity Fund -- capital shares     40,986       $     824,642   $    (210,958)  $   1,035,600





Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                                        Series FDE      Series FDH       Series FDA     Series FDG
                                                      --------------  --------------  --------------  --------------
ASSETS

Investments
      Federated Equity Income Fund II
        (29,638 shares at net asset value of
        $14.32 per share; cost $476,826)              $     424,415

      Federated High Income Bond Fund II
        (36,929 shares at net asset value of
        $8.46 per share; cost $343,009)                               $     312,419

      Federated American Leaders Fund II
        (43,813 shares at net asset value of
        $20.52 per share; cost $874,116)                                              $     899,049

      Federated Growth Strategies Fund II
        (13,370 shares at net asset value of
        $23.15 per share; cost  $400,692)                                                             $     309,518


Receivable from Security First Life Insurance
     Company for purchases                                                                   20,845
                                                      --------------  --------------  --------------  --------------

                                     TOTAL ASSETS           424,415         312,419         919,894         309,518






SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED

                                                        Series FDE      Series FDH       Series FDA     Series FDG
                                                      --------------  --------------  --------------  --------------
LIABILITIES

      Payable to Security First Life Insurance
          Company for mortality and expense risk      $         466   $         342   $         940   $         343

      Payable to Security First Life Insurance
          Company                                               122                              25              59

      Payable to Mutual fund                                                                 20,400
                                                      --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES               588             342          21,365             402

NET ASSETS

      Cost to Investors
        Series FDE Accumulation Units                       476,237
        Series FDH Accumulation Units                                       342,667
        Series FDA Accumulation Units                                                       873,597
        Series FDG Accumulation Units                                                                       400,290


      Accumulated undistributed income (loss)
        Net unrealized appreciation (depreciation)          (52,410)        (30,590)         24,932         (91,174)
                                                      --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $     423,827   $     312,077   $     898,529   $     309,116
                                                      ==============  ==============  ==============  ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series FDE      Series FDH       Series FDA     Series FDG
                                                      --------------  --------------  --------------  --------------
INVESTMENT INCOME

      Dividends                                       $         821   $      11,366   $       8,842   $      24,805

      Other investment income                                    14              91              45          (2,257)
                                                      --------------  --------------  --------------  --------------

                                                                835          11,457           8,887          22,548

EXPENSES

      Charges for mortality and expense risk                  2,857           2,908           5,918           4,675
                                                      --------------  --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)            (2,022)          8,549           2,969          17,873



INVESMENT GAINS (LOSSES)

      Realized investment gains (loss)                          672          (2,256)            360          10,782

      Change in unrealized appreciation (depreciation)
          on investments during the year                    (54,964)        (30,891)         22,864        (125,287)
                                                      --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)           (54,292)        (33,147)         23,224        (114,505)
                                                      --------------  --------------  --------------  --------------

      INCREASE (DECREASE) IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $     (56,314)  $     (24,598)  $      26,193   $     (96,632)
                                                      ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series FDE      Series FDH       Series FDA     Series FDG
                                                      --------------  --------------  --------------  --------------
OPERATIONS

      Net investment income (loss)                    $      (2,022)  $       8,549   $       2,969   $      17,873

      Realized investment gains (losses)                        672          (2,256)            360          10,782

      Change in unrealized appreciation
          (depreciation) on investments
          during the year                                   (54,964)        (30,891)         22,864        (125,287)
                                                      --------------  --------------  --------------  --------------

      Increase (decrease) in net assets
          resulting from operations                         (56,314)        (24,598)         26,193         (96,632)

Increase in net assets resulting from capital
     unit transactions                                      446,276         261,247         811,151         241,774
                                                      --------------  --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS           389,962         236,649         837,344         145,142

                  NET ASSETS AT BEGINNING OF YEAR            33,865          75,428          61,185         163,974
                                                      --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $     423,827   $     312,077   $     898,529   $     309,116
                                                      ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                              Carrying       Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 FDE    Federated Equity Income Fund II -- capital shares      29,638       $     424,415   $     (52,410)  $     476,825

 FDH    Federated High income Bond Fund II -- capital shares   36,929       $     312,419   $     (30,590)  $     343,009

 FDA    Federated American Leaders Fund II -- capital shares   43,813       $     899,049   $      24,932   $     874,117

 FDG    Federated Growth Strategies Fund II -- capital shares  13,370       $     309,518   $     (91,174)  $     400,692




Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.


SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                                        Series OB       Series OG       Series OM       Series OS       Series OSM
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments
      Oppenheimer Bond Fund (28,192 shares at net
          asset value of $11.25 per share; cost
          $309,293)                                   $     317,161

      Oppenheimer Main Street Growth & Income Fund
          (92,733 shares at net asset value of
          $21.26 per share; cost $2,162,123)                          $   1,971,509

      Oppenheimer Money Fund (897,589 shares at net
          asset value of $1.00 per share; cost
          $897,589)                                                                   $    897,589

      Oppenheimer Strategic Bond Fund (40,259 shares
          at net asset value of $4.69 per share;
          cost $188,638)                                                                              $     188,816

      Oppenheimer Small Capital Growth Fund (11,066
          shares at net asset value of $11.09 per
          share; cost $136,294)                                                                                       $     122,732

Dividends receivable                                                                           772

Receivable from Security First Life Insurance
     Company for purchases                                                   27,749             199               3              42
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS           317,161       1,999,258         898,560         188,819         122,774





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                        Series OB       Series OG       Series OM       Series OS       Series OSM
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

      Payable to Security First Life Insurance


          Company for mortality and expense risk      $         347   $       2,114   $         974   $          197  $         133

      Payable to Security First Life Insurance
          Company for redemptions                                 6              44             474                8

      Payable to Mutual Funds                                                27,200
                                                      --------------  --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES               353          29,358           1,448              205            132

NET ASSETS

      Cost to Investors
          Series OB Accumulation Units                      308,940
          Series OG Accumulation Units                                    2,160,514
          Series OM Accumulation Units                                                      897,112
          Series OS Accumulation Units                                                                      188,436
          Series OSM Accumulation Units                                                                                     136,204

      Accumulated undistributed income (loss)
          Net unrealized appreciation (depreciation)          7,868        (190,614)                            178         (13,562)
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $     316,808   $   1,969,900   $     897,112   $     188,614   $     122,642
                                                      ==============  ==============  ==============  ==============  ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series OB       Series OG       Series OM       Series OS       Series OSM
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME


      Dividends                                       $       2,513   $      23,921   $      56,613   $       1,844   $       3,055

      Other investment income (expense)                        (322)          1,852           2,239             (33)           (418)
                                                      --------------  --------------  --------------  --------------  --------------

                                                               2,191         25,773          58,852           1,811           2,637

EXPENSES

      Charges for mortality and expense risk                  1,830          15,226          13,740           1,039           1,379
                                                      --------------  --------------  --------------  --------------  --------------

                            NET INVESTMENT INCOME               361          10,547          45,112             772           1,258



INVESMENT GAINS (LOSSES)

      Realized investment losses                               (672)           (622)                           (819)         (7,243)

      Change in unrealized appreciation
          (depreciation) on investments during
          the year                                            7,876        (198,880)                            150         (21,812)
                                                      --------------  --------------  --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)             7,204        (199,502)                           (669)        (29,055)
                                                      --------------  --------------  --------------  --------------  --------------

      INCREASE (DECREASE) IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $       7,565   $    (188,955)  $      45,112   $         103   $     (27,797)
                                                      ==============  ==============  ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED

                                                        Series OB       Series OG       Series OM       Series OS       Series OSM
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

      Net investment income                           $         361   $      10,547   $      45,112   $         772   $       1,258

      Realized investment losses                               (672)           (622)                           (819)         (7,243)

      Change in unrealized appreciation
          (depreciation) on investments during
          the year                                            7,876        (198,880)                            150         (21,812)
                                                      --------------  --------------  --------------  --------------  --------------

      Increase (decrease) in net assets resulting
          from operations                                     7,565        (188,955)         45,112             103         (27,797)

Increase in net assets resulting from capital unit
      transactions                                          301,247       2,012,482         483,908         175,773         101,351
                                                      --------------  --------------  --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS           308,812       1,823,527         529,020         175,876          73,554

                  NET ASSETS AT BEGINNING OF YEAR             7,996         146,373         368,092          12,738          49,088
                                                      --------------  --------------  --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $     316,808   $   1,969,900   $     897,112   $     188,614   $     122,642
                                                      ==============  ==============  ==============  ==============  ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                              Carrying       Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 OB     Oppenheimer Bond Fund -- capital shares                    28,192   $     317,161   $       7,868   $     309,293

OG     Oppenheimer Main Street Growth & Income Fund --
               capital shares                                      92,733   $   1,971,509   $    (190,614)  $   2,162,123

 OM     Oppenheimer Money Fund -- capital shares                  897,589   $     897,589                   $     897,589

 OS     Oppenheimer Strategic Bond Fund -- capital shares          40,259   $     188,816   $         178   $     188,638

 OSM    Oppenheimer Small Capital Growth Fund -- capital shares    11,066   $     122,732   $     (13,562)  $     136,294



Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.'

Note B Cost is determined by using the first-in, first-out cost method.





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                                       Series VKEM     Series VKER     Series VKS
                                                      --------------  --------------  --------------
ASSETS

Investments
     Van Kampen Emerging Growth Portfolio
     (21,295 shares at net asset value of
     $41.44 per share; cost $1,090,776)               $     882,458

     Van Kampen Enterprise Portfolio
     (9,833 shares at net asset value of
     $20.28 per share; cost $245,717)                                 $     199,421

     Van Kampen Strategic Stock Fund
     (10,007 shares at net asset value of
     $11.96 per share; cost $105,275)                                                 $     119,679

Receivable from Security First Life Insurance
     Company for purchases                                      145          20,711
                                                      --------------  --------------  --------------

                                     TOTAL ASSETS           882,603         220,132         119,679




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                       Series VKEM     Series VKER     Series VKS
                                                      --------------  --------------  --------------
LIABILITIES

     Payable to Security First Life Insurance
          Company for mortality and expense risk      $         983   $         199   $         135

     Payable to Security First Life Insurance
          Company                                                30               3               3

     Other liabilities                                                       20,400
                                                      --------------  --------------  --------------

                                TOTAL LIABILITIES             1,013          20,602             138

NET ASSETS

     Cost to Investors
        Series VKEM Accumulation Units                    1,089,908
        Series VKER Accumulation Units                                      199,530
        Series VKS Accumulation Units                                                       105,137


     Accumulated undistributed income (loss)
        Net unrealized appreciation (depreciation)         (208,318)                         14,404
                                                      --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $     881,590   $     199,530   $     119,541
                                                      ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                       Series VKEM     Series VKER     Series VKS
                                                      --------------  --------------  --------------
INVESTMENT INCOME

     Dividends                                        $         345   $       5,927   $         748

     Other investment income (expense)                        2,901           1,378            (390)
                                                      --------------  --------------  --------------

                                                              3,246           7,305             358

EXPENSES

     Charges for mortality and expense risk                   7,327           1,839             865
                                                      --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)            (4,081)          5,466            (507)


INVESTMENT GAINS (LOSSES)

     Realized investment gains (losses)                      (5,909)         (1,455)          2,027

     Change in unrealized appreciation (depreciation)
          on investments during the year                   (209,548)        (46,296)         14,426
                                                      --------------  --------------  --------------

                    NET INVESTMENT GAINS (LOSSES)          (215,457)        (47,751)         16,453
                                                      --------------  --------------  --------------

      INCREASE (DECREASE) IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $    (219,538)  $     (42,285)  $      15,946
                                                      ==============  ==============  ==============





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                       Series VKEM     Series VKER     Series VKS
                                                      --------------  --------------  --------------
OPERATIONS

     Net investment income (loss)                     $      (4,081)  $       5,466   $        (507)

     Realized investment gains (losses)                      (5,909)         (1,455)          2,027

     Change in unrealized appreciation (depreciation)
          on investments during the year                   (209,548)        (46,296)         14,426
                                                      --------------  --------------  --------------

     Increase (decrease) in net assets resulting
        from operations                                    (219,538)        (42,285)         15,946

     Increase in net assets resulting from capital
          unit transactions                               1,086,466         239,780         100,613
                                                      --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS           866,928         197,495         116,559

                  NET ASSETS AT BEGINNING OF YEAR            14,662           2,035           2,982
                                                      --------------  --------------  --------------

                        NET ASSETS AT END OF YEAR     $     881,590   $     199,530   $     119,541
                                                      ==============  ==============  ==============




SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

December 31, 2000

Unaudited
                                                                              Carrying        Unrealized
                                                                               Value         Appreciation        Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

VKEM    Van Kampen Emerging Growth Portfolio --
          capital shares                                       21,295       $     882,458   $    (208,318)  $   1,090,776

VKER    Van Kampen Enterprise Portfolio --
          capital shares                                        9,833       $     199,421   $     (46,296)  $     245,717

VKS     Van Kampen Strategic Stock Fund -- capital shares      10,007       $     119,679   $      14,404   $     105,275





Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2000

UNAUDITED
                                                        Series JM*      Series RI*      Series LS*      Series PL*      Series PI*
                                                      --------------  --------------  --------------  --------------  --------------
ASSETS

Investments
     Janus Midcap Fund (46,602 shares at net
          asset value of $23.39 per share; cost
          $1,516,229)                                 $   1,090,012

     Russell 2000 Index Fund (17,818 shares at
          net asset value of $10.37 per share;
          cost $218,939)                                              $     184,769

Loomis Sayles High Yield Fund (3,559 shares
          at net asset value of $9.00 per share;
          cost $33,316)                                                               $      32,034

     Putnam Large Cap Fund (41,872 shares at
          net asset value of $7.30 per share;
          cost $408,719)                                                                              $     305,666

     Putnam International Stock Fund (17,201 shares
          at net asset value of $12.39 per share;
          cost $222,632)                                                                                              $     213,123

Receivable from Security First Life Insurance
     Company for purchases                                    1,289                               7             952              60

Other assets                                                  2,823
                                                      --------------  --------------  --------------  --------------  --------------

                                     TOTAL ASSETS         1,094,124         184,769          32,041         306,618         213,183



*Series JM, RI, LS, PL and PI commenced operations during 2000.





SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF ASSETS AND LIABILITIES (CONTINUED)

DECEMBER 31, 2000

UNAUDITED
                                                        Series JM*      Series RI*      Series LS*      Series PL*      Series PI*
                                                      --------------  --------------  --------------  --------------  --------------
LIABILITIES

      Payable to Security First Life Insurance
          Company for mortality and expense risk      $       3,767   $         583   $         107   $       1,062   $         645

      Payable to Security First Life Insurance
          Company for redemptions                                86             373                              54              93

      Payable to Mutual Funds                                 2,823
                                                      --------------  --------------  --------------  --------------  --------------

                                TOTAL LIABILITIES             6,676             956             107           1,116             738

NET ASSETS

      Cost to Investors
         Series JM Accumulation Units                     1,513,665
         Series RI Accumulation Units                                       217,983
         Series LS Accumulation Units                                                        31,934
         Series PL Accumulation Units                                                                       408,555
         Series PI Accumulation Units                                                                                       221,954


      Accumulated undistributed loss
         Net unrealized depreciation                       (426,217)        (34,170)                       (103,053)         (9,509)
                                                      --------------  --------------  --------------  --------------  --------------

             NET ASSETS APPLICABLE TO OUTSTANDING
                                 UNITS OF CAPITAL     $   1,087,448   $     183,813   $      31,934   $     305,502   $     212,445
                                                      ==============  ==============  ==============  ==============  ==============



*Series JM, RI, LS, PL and PI commenced operations during 2000.




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series JM*      Series RI*      Series LS*      Series PL*      Series PI*
                                                      --------------  --------------  --------------  --------------  --------------
INVESTMENT INCOME

      Dividends                                       $      55,280   $      26,150   $           4                   $         626

      Other investment income (expense)                      (1,754)            (83)              6   $       1,037             (17)
                                                      --------------  --------------  --------------  --------------  --------------

                                                             53,526          26,067              10           1,037             609

EXPENSES

      Charges for mortality and expense risk                  5,703             769             108           1,431             881
                                                      --------------  --------------  --------------  --------------  --------------

                     NET INVESTMENT INCOME (LOSS)            47,823          25,298             (98)           (394)           (272)



INVESMENT GAINS (LOSSES)

      Realized investment gains (losses)                    (12,302)         (2,000)             (7)          8,217            (304)

      Change in unrealized depreciation on
         investments during the period                     (426,217)        (34,170)         (1,282)       (103,054)         (9,509)
                                                      --------------  --------------  --------------  --------------  --------------

                            NET INVESTMENT LOSSES          (438,519)        (36,170)         (1,289)        (94,837)         (9,813)
                                                      --------------  --------------  --------------  --------------  --------------

                 DECREASE IN NET ASSETS RESULTING
                                  FROM OPERATIONS     $   ($390,696)  $    ($10,872)  $     ($1,387)  $     (95,231)  $     (10,085)
                                                      ==============  ==============  ==============  ==============  ==============



*Series JM, RI, LS, PL and PI commenced operations during 2000.




SECURITY FIRST LIFE SEPARATE ACCOUNT A

STATEMENTS OF CHANGES IN NET ASSETS

YEAR ENDED DECEMBER 31, 2000

UNAUDITED
                                                        Series JM*      Series RI*      Series LS*      Series PL*      Series PI*
                                                      --------------  --------------  --------------  --------------  --------------
OPERATIONS

      Net investment income (loss)                    $      47,823   $      25,298   $         (98)  $        (394)  $        (272)

      Realized investment gains (losses)                    (12,302)         (2,000)                          8,217            (304)

      Change in unrealized depreciation on
         investments during the period                     (426,217)        (34,170)                       (103,054)         (9,509)
                                                      --------------  --------------  --------------  --------------  --------------


      Decrease in net assets resulting from
         operations                                        (390,696)        (10,872)            (98)        (95,231)        (10,085)

Increase in net assets resulting from capital unit
      transactions                                        1,478,144         194,685          32,032         400,733         222,530
                                                      --------------  --------------  --------------  --------------  --------------


                     TOTAL INCREASE IN NET ASSETS         1,087,448         183,813          31,934         305,502         212,445

                NET ASSETS AT BEGINNING OF PERIOD
                                                      --------------  --------------  --------------  --------------  --------------

                      NET ASSETS AT END OF PERIOD     $   1,087,448   $     183,813   $      31,934   $     305,502   $     212,445
                                                      ==============  ==============  ==============  ==============  ==============



*Series JM, RI, LS, PL and PI commenced operations during 2000.




SECURITY FIRST LIFE SEPARATE ACCOUNT A

SCHEDULES OF INVESTMENTS

DECEMBER 31, 2000

UNAUDITED
                                                                              Carrying
                                                                               Value         Unrealized          Cost
Series                   Name of Issue                         Shares         (Note A)      (Depreciation)     (Note B)
------  --------------------------------------------------  --------------  --------------  --------------  --------------

 JM        Janus Midcap Fund -- capital shares                 46,602       $   1,090,012   $    (426,217)  $   1,516,229

 RI        Russell 2000 Index Fund- capital shares             17,818       $     184,769   $     (34,170)  $     218,939

LS        Loomis Sayles High Yield Fund -- capital shares      3,559       $      32,034   $      (1,282)  $      33,316

 PL        Putnam Large Cap Fund -- capital shares             41,872       $     305,666   $    (103,053)  $     408,719

 PI        Putnam International Stock Fund -- capital shares   17,201       $     213,123   $      (9,509)  $     222,632


Note A The carrying value of the investments is the reported net asset value of the investment company's capital shares.

Note B Cost is determined by using the first-in, first-out cost method.



                                     PART C
                                OTHER INFORMATION


ITEM 24.   FINANCIAL STATEMENTS AND EXHIBITS

a.         Financial Statements
           ---------------------------------------------------------------

The financial statements of the Separate Account and the Company are included in Part B hereof.

b.         Exhibits
           ---------------------------------------------------------------

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account*

     2.   Not Applicable.

     3.   Principal Underwriter's Agreement

     4. (i) Individual Flexible Purchase Payment Deferred Variable Annuity Contract. +

         (ii)  Enhanced Dollar Cost Averaging Rider+

         (iii) Three Month Market Entry Rider+

         (iv)  Death Benefit Rider - (Principal Protection)+

         (v)   Death Benefit Rider - (Compounded-Plus)+

         (vi)  Death Benefit Rider - (Annual Step-Up)+

         (vii) Guaranteed Minimum Income Benefit Rider - (Living Benefit)+

         (viii)Additional Death Benefit Rider - (Earnings Preservation Benefit)+

         (ix) Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider +

         (x)   Terminal Illness Rider +

         (xi)  Individual Retirement Annuity Endorsement +

         (xii) Roth Individual Retirement Annuity Endorsement +

         (xiii)401 Plan Endorsement +

         (xiv) Tax Sheltered Annuity Endorsement +

         (xv)  Unisex Annuity Rates Rider +

         (xvi) Purchase Payment Credit Riders +

     5.   Form of Variable Annuity Application.

     6.   (i) Copy of Articles of Incorporation of the Company *
          (ii) Copy of the Bylaws of the Company *

     7.   Not Applicable.

     8.   Not Applicable.

     9.   Opinion and Consent of Counsel

     10.  Consent of Independent Auditors

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Not Applicable.

     14.  Company Organizational Chart **

     * All previously filed Exhibits to Security First Life Separate Account A registration statement and all post-effective amendments thereto are specifically incorporated herein by reference.

     ** incorporated by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File Nos. 33-47984 and 811-3365) electronically filed on April 28, 2000.

     + incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54466 and 811-03365) electronically filed January 26, 2001.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

The officers and directors of Security First Life Insurance Company are listed below. Their principal business address is 11365 West Olympic Boulevard, Los Angeles, California 90064.

Name                                       Position and Offices with Depositor
- ----                                     -------------------------------------
Mary Ann Brown                             Chairman of the Board and Director
John K. Bruins                             Director
Daniel J. Cavanagh                         Director
David Y. Rogers                            Director
Anthony J. Williamson                      Director
Joseph W. Jordan                           Director
Richard C. Pearson                         Director and President
Brian J. Finneran                          Senior Vice President
Jane F. Eagle                              Senior Vice President and Chief
                                             Financial Officer
Anthony J. Williamson                      Senior Vice President, Chief
                                             Investment Officer
George R. Bateman                          Vice President
Roberta G. Isaeff                          Vice President
Ronald Plafkin                             Vice President
William G. Spangler                        Vice President
James C. Turner                            Vice President, Assistant Secretary
Leo Brown                                  Assistant Vice President
Cheryl J. Finney                           Associate General Counsel, Vice
                                             President, and Assistant Secretary
Patrizia DiMolfetta                        Controller
George J. Olah                             Treasurer
Louis Ragusa                               Secretary


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a Separate Account of Security First Life Insurance Company ("depositor"). For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the depositor, see Exhibit 13.

ITEM 27.   NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28.   INDEMNIFICATION

None.

ITEM 29.   PRINCIPAL UNDERWRITERS

     (a) MetLife Investors Distribution Company. is the principal underwriter for the following investment companies (other than Registrant):

    Cova Variable Annuity Account Five
    Cova Variable Annuity Account One

     (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for each officer and director of MetLife Investors Distribution Company is 610 Newport Center Drive, Suite 1400, Newport Beach, CA 92660.

Name and Principal                        Positions and Offices
 Business Address                           with Underwriter

Richard C. Pearson                      Director, Chairman, and President
Jane F. Eagle                           Director, Senior Vice President,
                                          Treasurer, and Chief Financial Officer
Brian J. Finneran                       Senior Vice President
James C. Turner                         Vice President and Assistant Secretary
Cheryl J. Finney                        Vice President and Assistant Secretary
Gary A. Virnick                         Vice President and Supervisor of
                                          Compliance

     (c)  Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

MetLife Investors Distribution Company, underwriter for the Registrant, is located at 610 Newport Center Drive, Suite 1400, Newport Beach, California, 92660 it maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Security First Life Insurance Company, the Depositor for the Registrant, is located at 11365 West Olympic Boulevard, Los Angeles, California 90064. It maintains those accounts and records required to be maintained by it pursuant to
Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder and as custodian for the Registrant.

Security First Group, Inc. is located at 11365 West Olympic Boulevard, Los Angeles, California 90064. It performs substantially all of the record keeping and administrative services in connection with the Registrant.

ITEM 31.   MANAGEMENT SERVICES

Not Applicable.



ITEM 32.     UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Security First hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by Security First.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and State of California on this 2nd day of March, 2001.

                                  SECURITY FIRST LIFE SEPARATE ACCOUNT A
                                  (Registrant)


                             By: SECURITY FIRST LIFE INSURANCE COMPANY


                            By:   /s/RICHARD C. PEARSON
                                  -----------------------------------------
                                  Richard C. Pearson
                                    President

                                  SECURITY FIRST LIFE INSURANCE COMPANY
                                    Depositor


                            By:   /s/RICHARD C. PEARSON
                                  -----------------------------------------
                                  Richard C. Pearson
                                    President

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                              Title                            Date
- ---------                              -----                          ----

/s/RICHARD C. PEARSON            President, Chief Executive         3-2-01
------------------------------   Officer, & Director               -----------
Richard C. Pearson


/s/JANE F. EAGLE                  Senior Vice President &           3-5-01
- ----------------------------    Chief Financial Officer          ------------
Jane F. Eagle


/s/MARY ANN BROWN*                Chairman of the Board &           3-2-01
- ----------------------------    Director                         ------------
Mary Ann Brown


/s/JOHN K. BRUINS*                Director                          3-2-01
- ----------------------------                                     ------------
John K. Bruins


/s/DANIEL J. CAVANAGH*            Director                          3-2-01
- ----------------------------                                     ------------
Daniel J. Cavanagh


                                  Director                         -------------
- ----------------------------
Joseph W. Jordan


/s/DAVID Y. ROGERS*               Director                          3-2-01
- ----------------------------                                    --------------
David Y. Rogers


                                  Director                        --------------
- ----------------------------
Anthony J. Williamson



                                       *By: /s/RICHARD C. PEARSON
                                            ----------------------
                                            Richard C. Pearson
                                            Attorney-in-Fact




                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of Security First Life Insurance Company, a corporation duly organized under the laws of the State of Delaware, do hereby appoint Richard C. Pearson, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 31st day of January, 2001.


                                                /s/JOHN K. BRUINS
                                                ------------------------
                                                John K. Bruins, Director




                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of Security First Life Insurance Company, a corporation duly organized under the laws of the State of Delaware, do hereby appoint Richard C. Pearson, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 26th day of January, 2001.



                                                /s/DANIEL J. CAVANAGH
                                                ----------------------------
                                                Daniel J. Cavanagh, Director




                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of Security First Life Insurance Company, a corporation duly organized under the laws of the State of Delaware, do hereby appoint Richard C. Pearson, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 31st day of January, 2001.


                                                /s/MARY ANN BROWN
                                                ------------------------
                                                Mary Ann Brown, Director




                            LIMITED POWER OF ATTORNEY


         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, a Director of Security First Life Insurance Company, a corporation duly organized under the laws of the State of Delaware, do hereby appoint Richard C. Pearson, as my attorney and agent, for me, and in my name as a Director of this Company on behalf of the Company or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of variable annuity and variable life insurance contracts under the Securities Act of 1933, as amended, and the registration of unit investment trusts under the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand this 26th day of January, 2001.



                                                /s/DAVID Y. ROGERS
                                                -------------------------
                                                David Y. Rogers, Director




                                INDEX TO EXHIBITS

EX-99.B3  Form of Principal Underwriter's Agreement

EX-99.B5  Form of Variable Annuity Application

EX-99.B9  Opinion and Consent of Counsel

EX-99.B10 Consent of Independent Auditors